Exhibit 99.1

ANNUAL

INFORMATION

FORM

FOR THE YEAR ENDED

DECEMBER 31, 2021

DATED MARCH 24, 2022

TABLE OF CONTENTS

I

PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form (“AIF”) is presented as of December 31, 2021 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this AIF a combination of Imperial and metric measures are used with respect to the Issuer’s mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare (h)	0.4047 hectares	1 acre
3.28 feet	1 meter (m)	0.3048 meters	1 foot
0.62 miles	1 kilometer (km)	1.609 kilometers	1 mile
0.032 ounces (troy) (oz)	1 gram (g)	31.1035 grams	1 ounce (troy)
1.102 tons (short)	1 tonne (t)	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne (g/t)	34.28 grams/tonne	1 ounce (troy/ton)

Abbreviations of unit measures are used in this AIF in addition to those in brackets in the table above as follows:

Bt - Billion tonnes	Ga – Giga-annum	kWh - Kilowatt hours	Mlb - Million pounds
Mm³ - Million cubic meters	Moz - Million ounces	m/s - Meters per second	Mt - Million tonnes
MWh - Megawatt hours	ppm - Parts per million	tpd – tonnes per day	W/m²- Watt per square meter

See “Glossary of Technical Terms” for a description of some important technical terms used in this AIF.

Cautionary Note to United States Investors Regarding Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Mineral resource estimates included in this AIF and in any document incorporated by reference herein or therein have been prepared in accordance with, and use terms that comply with, the reporting standards in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Issuer uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standard”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

i

The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system (“MJDS”), the Issuer is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Issuer either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the MJDS, then the Issuer will be required to provide disclosure on its mineral properties under the SEC Modernization Rules.

Accordingly, United States investors are cautioned that the disclosure the Issuer provides on its mineral properties in this AIF and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Issuer would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Issuer may report as “proven reserves,” “probable reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Issuer prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable.

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Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this AIF and the portions of documents incorporated by reference herein contain descriptions of the Issuer’s mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

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Seabridge Gold Inc.

ANNUAL INFORMATION FORM

ITEM 1:	CORPORATE STRUCTURE

Incorporation of the Issuer

Seabridge Gold Inc. (the “Issuer” or “Seabridge”) was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then changed again to Seabridge Resources Inc. on May 20, 1998. On June 20, 2002, the Issuer changed its name to “Seabridge Gold Inc.” and on October 31, 2002, the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1. The Issuer’s telephone number is (416) 367-9292. The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”. The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

Intercorporate Relationships

The Issuer presently has twelve wholly-owned subsidiaries: KSM Mining ULC, Seabridge Gold (KSM) Inc., SnipGold Corp., Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (Yukon) Inc., incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold, Corporation, 5555 Gold Inc. and 5555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Issuer, its active subsidiaries and its projects as of December 31, 2021.

Notes:
1.	Certain of the Issuer’s subsidiaries have been omitted from the chart as they own no property.
2.	SnipGold, through Hattrick, owns 95% of 12 of the claims covering an area of approximately 4,339 ha, which claims are located in the northwest corner of the property and outside of the area of current exploration activities.
3.	The Issuer has entered into option agreements under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

ITEM 2:	GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold. The Issuer’s strategy to achieve this goal is to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding. This ratio of gold ownership per Common share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge’s strategic focus would be on acquiring, exploring and advancing gold deposits. Seabridge determined it would not build or operate mines, but that it would look to partner or sell assets that were advancing toward production. In the Issuer’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also decided it would prioritize exploration projects with known gold deposits but exploration upside to reduce risk in terms of trying to achieve a growing ratio of gold ownership per Common share. The Issuer therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the order set forth below and in response to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) advancing its deposits towards a construction decision by defining the economic parameters of the deposits through engineering studies, upgrading mineral resources to reserves, securing permits for undertaking mining operations and building relationships with local communities and indigenous groups. The Issuer believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common share.

In 1999, Seabridge set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. Seabridge decided it would acquire projects with three main characteristics:

1.	Proven resources with quality work done by reputable companies;
2.	Upside exploration potential; and
3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories) and has been paying less than US$0.10 per ounce per year in holding costs. Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Issuer believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. Seabridge’s strategy entered its second phase, which was to expand the Issuer’s resource base by carefully targeted exploration. It has continued exploring even after it moved to the third phase and these efforts have proved highly successful, with measured and indicated gold resources now totaling 88.2 million ounces with an additional 70.8 million ounces of gold in the inferred resource category (see Mineral Resources Table on page 11) against a backdrop of only 78.98 million shares outstanding.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic. Therefore Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies, upgrading resources to reserves, securing permits and building support for the its projects in local communities. This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Issuer’s most important asset. The permitting process began and the Issuer undertook substantial infill drilling programs to raise the confidence level in the project’s resources. The Issuer completed its initial Preliminary Feasibility Study for the KSM Project in March 2010, which was updated in June, 2011. The Issuer then undertook further optimization work at the KSM Project and revised its project design based on input received from regulatory authorities and local indigenous groups during a joint harmonized environmental assessment process managed by the Province of British Columbia and Canada, but which also included an assessment by the Nisga’a Nation and participation of Alaskan State and Federal regulators. This work is reflected in the third Preliminary Feasibility Study for the KSM Project completed in June 2012. The Issuer submitted its Environmental Impact Statement/Environmental Assessment Application (the “EA Application and EIS”) in the first quarter of 2013, it was accepted for formal review by British Columbia in August, 2013 and it was approved by both the federal and provincial authorities in 2014. The provincial EA Certificate was originally approved for a five-year term and was renewed for a further five years on March 21, 2019. A 2-year extension of the EA Certificate was granted in 2021 in recognition of the delays in work at the KSM Project arising from compliance with restrictions relating to the COVID-19 pandemic and, as a result, the term of the EA Certificate now expires on July 29, 2026. The EA Application and EIS is based on the KSM Project design in the 2012 KSM Preliminary Feasibility Study.

In conjunction with advancing the EA Application and EIS, the Issuer worked to build its relationships with the Nisga’a Nation, the Tahltan Nation and other indigenous groups, including pursuing impacts and benefits agreements. In June, 2014, the Issuer and the Nisga’a Nation entered into a Benefits Agreement. In September, 2013, the Gitxsan Treaty Society, representing the Gitxsan Hereditary Chiefs, delivered a letter to regulators expressing its support of Seabridge Gold’s KSM Project. In June, 2014, the Issuer entered into an environmental agreement with the Gitanyow Hereditary Chiefs Office and the wilps represented by Gitanyow Hereditary Chiefs Office. Although these were important for the Issuer’s success in getting its environmental assessment approvals, work to maintain and improve these relationships, as well as relationships with the other indigenous groups in the area is ongoing. The Issuer holds an annual environmental workshop with indigenous groups and regulators to review results of the previous year’s environmental studies and to communicate planned studies for the upcoming year. The Issuer also observes a process of review of each permit application with indigenous groups, with an initial phase of review taking place before submission of the application and a second phase with the relevant regulator and indigenous groups after permit submission. In addition, in 2019, the Issuer entered into an impacts and benefits agreement with the Tahltan Nation. Alaskan State and US federal regulators also participated in the EA Application and EIS review process, providing input throughout, and continue to be involved in permitting review associated with the KSM Project due to the location of the project within a transboundary drainage basin, even though there are no Alaskan regulatory authorizations required. Now that the Issuer has started site capture work at KSM it is also making significant efforts to hire indigenous businesses as its contractor for as much of the work as possible.

In September, 2014, the Issuer received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) rights-of-way for the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support constructions activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

In 2010 the Issuer also turned its attention to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 and indicated that the project’s economics were marginal at the then prevailing gold price. However, with the increase in the gold price by 2010, the Issuer decided to start taking the Courageous Lake Project along a similar advancement path to the KSM Project, including additional drilling and further engineering work, and completed a preliminary feasibility study in September, 2012.

In 2012 the Issuer refocused its exploration activities and began undertaking drilling of new targets at both the KSM Project, in search of higher grade core zones, and the Courageous Lake Project, in search of deposits of higher grade material, that could improve the economics of each project. The exploration programs in the 2012 to 2018 seasons were very successful, with the generation of successive resource estimates for the Kerr deposit and the Iron Cap deposit at the KSM Project and a resource estimate at the Walsh Lake deposit at the Courageous Lake Project. After its successful drill programs in 2013, 2014 and 2015 that dramatically increased inferred resources below the Kerr deposit, the Issuer decided to update its 2012 PFS to use current costs and incorporate commitments from the EA Application and EIS and to include in the report a preliminary economic assessment of the KSM Project presenting an alternative development plan incorporating the expanded Kerr deposit into a conceptual project design. The updated report was completed in 2016 and showed a modest decline in the economics of the PFS development plan but improved economics from the alternative development plan that incorporated the new mineral resources at Kerr. Exploration programs in 2016, 2017 and 2018 have led to a dramatic increase in mineral resources at Iron Cap, which now total 423 million tonnes in the indicated category and 1.9 billion tonnes in the inferred category. Now the Issuer believes that, due to the Iron Cap deposit’s proximity to the MTT and its higher grade, Iron Cap could potentially improve KSM’s economics by mining it before the Kerr deposit.

After several years of declines in the price of gold, in late 2015 the Issuer decided to look once again for opportunities to acquire gold properties as they were becoming available at more attractive prices. Since the Issuer had become much larger than it was in the 1999-2002 period when it was first acquiring properties, it has focused on identifying properties with potential for major deposits but accepted that reasonably priced properties that satisfied its size objective may have limited, or no, mineral resources. In April, 2016, the Issuer reached an agreement to acquire SnipGold Corp., the owner of the highly prospective Iskut Project, and completed the acquisition in June 2016. In February, 2017, the Issuer announced that it had entered into a letter of intent to acquire the Snowstorm Project in Northern Nevada and completed the acquisition in June, 2017. In June, 2019, the Issuer reach an agreement for the acquisition of the Goldstorm Project, located about 3 km to the east of its Snowstorm Project. At the end of March, 2020 the Issuer announced that it had agreed to acquire the 3 Aces Project located in the southeastern Yukon and completed the acquisition in May, 2020. The Issuer continues to look for opportunities to acquire gold properties that meet its criteria.

Each year from 2017 to 2021 the Issuer undertook exploration programs at its Iskut and Snowstorm Projects. At Iskut, its recent work has found indications of higher grade copper mineralization and many of the characteristics associated with a large porphyry system below the drilling to date. Exploration in 2022 will be focused on the area below the previous drilling. At Snowstorm, drilling of newly defined structural features in favourable stratigraphic host rocks began in the second half of 2020 and is continuing. Drilling in 2020 confirmed the target stratigraphy and extensions of the Getchell structural setting present at the Turquoise Ridge and Twin Creeks mines, which are located a few kilometers to the south.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of, or the optioning of, non-core assets, consistent with the Issuer’s strategy of limiting share dilution. The Issuer has sold the Noche Buena Project and its early-stage Nevada properties and entered into option agreements in respect of each of the Grassy Mountain, Red Mountain, Quartz Mountain and Castle Black Rock projects under which the respective optionees could acquire a 100% interest in such properties. The Grassy Mountain project was sold in February, 2013 upon exercise of the option to acquire a 100% interest in the Grassy Mountain property granted by the Issuer in 2011. In February, 2017, the option to acquire a 100% interest in the Castle Black Rock Project was exercised and the Project was sold. In May, 2017, the holder of the option on the Red Mountain Project acquired the Project from the Issuer and in April, 2021 the Issuer sold its final residual interests in the Red Mountain Project. In addition to the proceeds received on the sale of these Projects, the Issuer has the potential to receive additional payments in respect of the Grassy Mountain and Quartz Mountain Projects in the form of a net profits royalty (Grassy Mountain) and an option payment and either $15 million or a net smelter returns royalty (Quartz Mountain).

Seabridge intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Issuer. At KSM it is continuing work to improve the economics of the project and advancing with site capture work. As a result of its search for high grade core zones at the KSM Project from 2013 to 2020, the Issuer has broadened the Project’s economic profile. Before finding the higher grade mineralized zones below the Kerr deposit and the Iron Cap deposit, KSM was a gold project with a robust copper credit that would appeal primarily to gold miners as prospective partners. Now, KSM has a much stronger copper profile which opens up the potential for a joint venture with a large base metal producer. In December, 2020, the Issuer completed the acquisition of the Snowfield Property which lies adjacent to KSM and has the potential to yield a stronger gold profile for the KSM Project. The Snowfield Property, which the Issuer has now renamed the East Mitchell Property, includes a large gold resource in close proximity to the Mitchell deposit at the KSM Project. East Mitchell not only has the potential to improve the economics of the KSM Project but also to permit a much longer initial phase of open-pit mining before capital will need to be spent to build the infrastructure for block cave mining at the Iron Cap and Kerr deposits. Realizing value for the Issuer’s shareholders depends on the potential financial return for a prospective purchaser or partner, success in addressing regulatory issues and indigenous peoples’ concerns, market conditions and gold and copper prices. The timing of a joint venture, partnership or sales agreements, if any, cannot be determined.

The continuing success of the Issuer is dependent on (1) the ability to continue to raise capital as needed, (2) strength in the price of gold and copper, (3) retention of the social license to operate its projects, (4) exploration success on projects, and/or (5) advancement of its projects through optimization work, success in regulatory reviews and in obtaining and retaining permits.

Three Year History

In March, 2019, the Issuer’s environmental assessment certificate (the “EAC”) for its KSM Project was extended to July 29, 2024 by the British Columbia Environmental Assessment Agency. The EAC was issued for an initial five-year term on July 24, 2014. The 2019 extension of the EAC imposed no new terms and conditions on the KSM Project, reflecting the strong environmental protections of the proposed development plan for the KSM Project. Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been “substantially started” by the deadline specified in the EAC. Once the ‘substantially started’ designation is achieved, the EAC is no longer subject to expiry.

In June, 2019, the Issuer announced that it had reached agreement with the Tahltan Nation on the terms of a Co-operation and Benefits Agreement in respect of the development and operation of the KSM Project. The more than three year process for reaching agreement culminated in a vote by the Tahltan Nation that approved the agreement by a majority of 77.8%. The agreement represents another important milestone for the KSM Project and sets forth a thorough and co-operative framework for the parties to work together on the KSM Project.

At the Iskut Project, 2019 exploration work included geophysical surveys, geochemical sampling and detailed mapping, which suggested a large intrusive system at depth and confirmed the presence of gold and copper. An aggressive drill testing program was planned at this target in 2020. Work continued on the remediation of the former Johnny Mountain mine in 2019 with the continuation of in-situ hydrocarbon remediation at the former tank farm location; relocation of unapproved landfill waste to the approved landfill location; continued clean-up of the interior of the former mill building; as well as ongoing water quality sampling. A significant waste rock disposal program was first implemented at the site in 2021 and will be continued in 2022.

The Issuer’s first drill program at the Snowstorm Project was undertaken in 2019 to test for an extension of the Getchell Trend and the distinctive structural and stratigraphic features found at the Twin Creeks and Turquoise Ridge mines. The program encountered technical difficulties but did identify the favourable stratigraphic host for a Getchell-style deposit as well as structures similar to those which fed the deposits to the south.

The Issuer acquired the Goldstorm Project in August, 2019. The Goldstorm Project is in northern Nevada, only about 3 km from the Issuer’s Snowstorm Project. It consists of 134 mining claims and 1,160 acres of leased land in the Northern Nevada Rift, a geologic feature hosting many high-grade gold-silver mines. Goldstorm has had limited previous exploration, but surface trenching on a northwest trending vein yielded 3.0 meters of 9.0 g/t gold and 44.0 g/t silver.

In 2020 and 2021, the Issuer continued to advance its KSM Project and further exploration at its other projects, but the scale of work programs at the KSM site was reduced on account of the COVID-19 pandemic and related restrictions and the pace of advancement has slowed, in part due to a slowdown in permitting timelines. All of the Issuer’s active projects are located in remote areas of northern Canada, except for its Snowstorm Project and nearby Goldstorm Project in Nevada. Canadian provinces and territories adopted restrictive operating regulations for exploration camps to address COVID-19 concerns and travel restrictions not only upon entering Canada but also certain internal travel restrictions and bans on entering certain provinces or territories. Indigenous communities were particularly vulnerable to COVID-19 risks for various reasons, including housing shortages resulting in close living conditions as well as the absence of close access to the healthcare facilities needed to treat more serious COVID-19 illness. Accordingly, the Issuer was very careful in how it conducted its programs with the goal of not permitting any spread of COVID-19 at its operations, and this goal was achieved in both years.

The Issuer completed a geotechnical drill program at its KSM project in 2020 along the proposed Mitchell-Treaty tunnels route to confirm rock composition. The other work on the KSM Project in 2020 involved advancing towards commencement of building onsite infrastructure to facilitate data collection for a feasibility study in anticipation of securing a partner for the Project.

The Issuer’s search for large new porphyry targets within the KSM Project continued in 2020 and identified four prospects which can be tested from the surface but are likely to be evaluated as bulk underground opportunities. In addition, 6,121 m of drilling was completed in 26 holes within the proposed Sulphurets pit limits at the margins of the deposit. Of the 26 holes drilled, 24 intersected over 1.0 g/t gold material in areas not captured in the existing deposit resource model and the intersections are being evaluated for inclusion in the resource model.

At its Iskut Project in 2020, the Issuer completed almost 9,000 m of drilling in 11 holes. Drilling found intervals of higher grade copper mineralization (e.g. 0.62% copper over 31.8 m) and longer intervals of lower grade copper/gold. The results were consistent with encountering the outer portions of the alteration halo from a large porphyry system. The results continue to be analysed to plan programs with the objective of vectoring towards the heart of the system. Work on the reclamation and closure of the Johnny Mountain Mine was scaled back for 2020 due to COVID-19 related limitations on housing work crews, with work being limited to collection of data and completion of studies.

In May, 2020, the Issuer acquired the 3 Aces Project, a district scale, orogenic-gold project covering approximately 350 km² and located in a readily accessible part of southeastern Yukon. The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana. Historical work has identified a broad area of gold-in-soil extending more than 20 km along strike and recent drilling in the Central Core Area has progressed to a point where, with additional exploration drilling, the property could potentially advance to an initial resource with exceptional grade. The Issuer’s work in 2020 on the 3 Aces Project involved assembling the historic data into a 3-dimensional model and identifying targets to drill in 2021.

In August, 2020, the Issuer commenced a drill program at its Snowstorm Project to follow-up on the permissive stratigraphic host rocks identified in its 2019 program. The program is targeting the intersection of these host rocks by fault structures that may have transported gold-bearing solutions. The program encountered some challenges with drilling conditions and progress was slow, however the program was completed in the first quarter of 2021 after drilling a total of 4,495 m. In April, 2021, the Issuer reported that its drilling had encountered a gold-bearing system hosted within similar rocks and structural setting as the Turquoise Ridge Mine and would be evaluating how to use the results to find higher concentrations of gold.

In December of 2020, the Issuer completed the acquisition of the East Mitchell Property, which lies immediately to the east of its Mitchell deposit at its KSM project. The East Mitchell Property hosts a large gold resource and enables new development opportunities for the KSM Project. The 1.37 billion tonne measured and indicated resource on the East Mitchell Property provides the Issuer with an opportunity, after detailed analysis of the integration of East Mitchell into the KSM Project, to significantly increase the KSM Project’s proven and probable reserves. In addition, the resource is near the surface, making it amenable to open pit mining, presenting the opportunity to defer the more capital-intensive block cave mining considered for the Iron Cap and Kerr deposits with possible improvements to the KSM Project’s net present value and internal rate of return.

At the KSM Project, the work for 2021 involved:

●	advancing development of the Project on site-capture construction for achieving ‘substantially started’;

●	completing data collection in respect of the East Mitchell Property and commencing work on a study of the integration of the East Mitchell Property into the KSM Project; and
●	continuing work to meet the Issuer’s obligation under the EAC and collect additional data required for a feasibility study on the KSM Project.
●	working with the BC government to secure a further extension to the EA Certificate due to the impacts of the COVID-19 pandemic

Work towards achieving the ‘substantially started’ designation included building construction camps at the beginning of the Coulter Creek Access Road (the “CCAR”) and beside Highway 37 (Hodder Camp) near the beginning of the Treaty Creek access Road, preparing the site for construction of its camp facilities in the Mitchell Valley, starting an initial 9 km segment of the CCAR and beginning construction of the Glacier Creek fish habitat offsetting program. The Issuer reached an agreement with Eskay Mining Corp. under which Eskay Mining Corp. will fund half the cost of the initial segment of the CCAR up to a maximum of $6.25 million.

In November, 2021, the Issuer received a two-year extension to its EAC in recognition of the impact of COVID-19 measures it adopted in 2020 and 2021 for the protection of the people and communities of northwestern BC on its schedule for completing work to achieve the ‘substantially started’ designation. The deadline for achieving ‘substantially started’ is now July 29, 2026. In addition, the Issuer was issued authorizations from the Department of Fisheries and Oceans for the Glacier, Taft and Treaty Creek fish habitat offsetting programs.

In connection with its commencement of these early construction activities at KSM the Issuer has increased its personnel. It is building a construction management team, expanding its permitting team and brought in human resources professionals. Over the course of 2021, the Issuer has grown from 7 officers and 28 employees to 10 officers and 41 employees.

The Issuer drilled 3,484 m on the East Mitchell Property in 2021 and the results have confirmed the East Mitchell geological model and block grades. The Company now foresees the integration of the East Mitchell deposit into the KSM Project which could enhance gold reserves, projected annual gold production and payback while extending the period of open pit mining and thereby also deferring and reducing major capital expenditures associated with blockcave development. The results have also confirmed that the East Mitchell deposit is the upper part of the Mitchell deposit and has decided to rename it the “East Mitchell deposit” to reflect Mitchell’s continuity.

In April, 2021, the Issuer announced that it had sold its residual interests in the Red Mountain Project for US$18 million. The interests sold were the right to a $1.5 million payment due upon achievement of commercial production and a gold stream interest entitling it to purchase, at US$1,000/oz, 10% of annual gold production up to a maximum of 50,000 ounces.

At the Iskut Project, the Issuer’s 2021 program focused on the corridor of porphyritic intrusive rock endowed with gold and copper identified in 2020 drilling and started with a magnetotelluric survey. Drilling began in August on the target emerging from its analysis of collected data which points to a coherent zone for the gold-copper porphyry source below the Quartz Rise Lithocap. The Company encountered difficulties in its drilling program, with poor weather impacting drilling productivity. Results from the drill hole continue to be evaluated to refine the target concept. The Issuer also continued its reclamation work at the old Johnny Mountain Mine site on its Iskut Project.

The 2021 exploration program at 3Aces commenced with line cutting to support a geophysical survey. A CSAMT geophysical program was also completed. This work was designed to allow the Issuer to build a 3-D earth image to integrate with historical drilling. The aim of this initial work is to expand high-grade gold targets previously identified and detect new targets for initial drill testing. Drill testing was planned for later in the year but permitting delays resulted in the Issuer not being able to start its planned drill program.

The 2021 exploration program at Snowstorm commenced in August, 2021 and followed-up on the gold bearing structures identified in 2020 and was designed to off-set these previous intersections toward a structure with a topographic expression which is projected into the Paleozoic section using magnetotelluric (MT) geophysical readings. The surface expression of this structure has produced a significant arsenic in soil anomaly. As of the date of this AIF this drill program is not yet complete and the Company has experienced delays in receiving results from assay labs.

In December, 2021, the Issuer also filed its first comprehensive Sustainability Report detailing the Company’s approach and progress towards integrating sustainability into its business. The report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board (SASB) Metals and Mining Industry Standards and the Global Reporting Initiative (GRI) Standards, as well as other metrics developed for its purposes. The Sustainability Report is posted on the Company’s website.

At the date of this AIF, the Issuer plans exploration work at each of its Iskut, 3 Aces and Snowstorm Projects in 2022. At the Iskut Project, the 2022 exploration work will focus on drilling the porphyry target further below the Quartz Rise lithocap as well as drilling in the area of the existing resource at Bronson Slope. The Issuer will also continue with the next year of its planned reclamation and closure plan for the Johnny Mountain Mine. At 3 Aces, contingent on receipt of permits, the Issuer plans to undertake its first drilling program on the exploration targets developed from its work to date. At Snowstorm, the Issuer plans a thorough review of exploration results to date and expansion of the MT surveys before selecting targets for further drilling and to initiate evaluation of the Goldstorm Property.

At the KSM Project, the Issuer is principally directing in its efforts towards achieving ‘substantially started’, including completing construction of the Glacier and Taft Creeks fish habitat offsetting ponds, completing the initial 9 km segment of the CCAR, building the initial 17 km of the Treaty Creek Access Road, including the Bell-Irving River Bridge, construction of a camp near the beginning of the Treaty Creek Access Road and further construction of the Mitchell Valley camp. In addition, in February, 2022, KSMCo entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of the Treaty Creek Switching Station (the “TCT”) by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. The TCT, located where KSM’s Treaty Creek Access Road meets Highway 37, south of Bell 2, is scheduled to be completed before the end of 2024. KSMCo has completed its design for a 30 km long 287 KV transmission line to interconnect the TCT and the KSM plant site. This KSM transmission line is scheduled to be constructed in 2023 with completion and commissioning planned for late 2024 to be ready for connection to the TCT. The cost of the TCT consists of $28.9 million in cash payments for facilities directly required by the KSM Project and $54.2 million in security (or cash in lieu) for BC Hydro system reinforcement as required to make the power available. The system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

In March, 2022, KSM Mining ULC (“KSMCo”), a wholly-owned subsidiary of the Issuer, sold a US$225,000,000 secured note that is to be exchanged at maturity for a silver royalty on the KSM Project and Seabridge sold concurrently a Contingent Right, to Sprott Private Resource Streaming and Royalty (B) Corp. and Ontario Teachers’ Pension Plan for US$225 million (approximately C$285 million at the current exchange rate). The proceeds of this sale will be used to fund the works the Issuer is planning to advance the KSM Project towards the designation of ‘substantially started’. The terms of the agreements relating to this financing are described below under “Material Contracts”.

Impacts of COVID-19 Pandemic

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which has caused significant financial market and social dislocation. In response, the Issuer has implemented measures to safeguard the health and well-being of its employees, contractors, consultants and community members to ensure their safety. Many of the Issuer’s employees worked from home before the pandemic, but its employees that worked in its offices have worked from home during periods of lockdown. The Issuer reduced the scope of the work programs at its KSM and Iskut projects originally planned for 2020 in order to observe social distancing and implement preventative actions at its camps and cancelled work programs at 3 Aces. The measures in British Columbia limited the number of personnel accommodated at remote camps and, therefore, the amount of work that can be completed. Management’s plans for 2021 work were prepared assuming COVID-19 restrictions will remain in place for its field season, which proved to be the case. The Issuer continued to move forward with some of its development work at the KSM Project and progressed with its planned exploration programs at the Iskut Project and Snowstorm Project, however its reclamation work at the old Johnny Mountain mine within its Iskut Project was deferred in 2020 due to lack of camp space. In addition, the Issuer’s engagement with potential joint venture partners or potential acquirors for the KSM Project or the Courageous Lake Project has slowed as major mining companies have focused on addressing the needs of their existing operations as a result of the pandemic and travel restrictions, particularly quarantine requirements, have made site visits too difficult.

The Issuer continues to have full access to its properties in Canada and the United States and has managed to adequately staff its remote camps for planned programs. The Issuer has not experienced problems with obtaining the supplies needed for its work programs. The Issuer has instituted and will continue to implement operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Issuer plans work programs on an annual basis and adjusts its plans to the conditions it faces for funding and executing programs as it operates. It expects to be able to continue operating on this basis going forward, although it may need to expand its camp capacity in order to advance development at its KSM Project in a timely manner.

While at this point the Issuer cannot reasonably estimate the impact of COVID-19 on potential operations, to date, the COVID-19 crisis has not materially impacted the Issuer’s operations, but it has reduced the scale of the work it undertook in advancing the KSM Project and the reclamation of the Johnny Mountain Mine. With the increase in the price of gold since the start of the pandemic, the Issuer has enjoyed favourable capital markets and has continued to raise funds under its at-the-market offering of common shares and its financial condition has not been adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Issuer will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Issuer’s operations and business.

See “Risk Factors” for additional details on the impacts of the COVID-19 pandemic on the Issuer.

ITEM 3:	DESCRIPTION OF THE ISSUER’S BUSINESS

General

The Issuer owns 7 properties, 4 of which have gold resources, and it has one material property, its KSM Project. The Issuer holds a 100% interest in each of its properties other than a small portion of the Iskut Project, in which it owns a 95% interest. The Quartz Mountain project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this AIF, the estimated gold resources at the Issuer’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)

PROJECT	Cut-Off Grade (g/t)	Measured					Indicated					Inferred
		Tonnes (000’s)	Gold Grade (g/t)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/t)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/t)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	See Note 1	750,000	0.63	15,125	0.17	2,844	1,045,000	0.57	19,191	0.16	3,795	478,000	0.42	6,406	0.12	1,230
Iron Cap	See Note 1	--	--	--	--	--	423,000	0.41	5,576	0.22	2,051	1,899,000	0.45	27,474	0.30	12,556
Sulphurets	See Note 1	--	--	--	--	--	446,000	0.55	7,887	0.21	2,064	223,000	0.44	3,155	0.13	639
Kerr	See Note 1	--	--	--	--	--	374,000	0.22	2,660	0.41	3,405	1,999,000	0.31	19,823	0.40	17,720
KSM Total²	--	750,000	0.63	15,125	0.17	2,844	2,288,000	0.48	35,314	0.22	11,315	4,599,000	0.38	56,858	0.32	32,145
East Mitchell (East Mitchell)	0.30	189,800	0.82	4,983	0.09	380	1,180,300	0.55	20,934	0.10	2,600	833,200	0.34	9,029	0.06	1,100
Courageous Lake: Fat Deposit² Walsh Lake²	0.83 0.60	13,401 --	2.53 --	1,090 --	-- --	-- --	93,914 --	2.28 --	6,884 --	-- --	-- --	48,963 4,624	2.18 3.24	3,432 482	-- --	-- --
Quartz Mountain[3]	0.34	3,480	0.98	110	--	--	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Iskut (Bronson Slope)	See Note 4	84,150	0.42	1,140	0.15	280	102,740	0.31	1,020	0.10	222	--	--	--	--	--

Note:	The resource estimates have been prepared in accordance with the standards and guidance referenced in NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

1.	The cut-off grade for KSM is CDN$9 in net smelter return (NSR) for the open pits and CDN$16 in NSR for the underground mining.
2.	The effective dates of the KSM and Courageous Lake resource estimates above are as follows: KSM, December 31, 2019; Courageous Lake (Fat), September 2012; and Courageous Lake (Walsh Lake), March, 2014.
3.	Seabridge has entered into an option agreement under which a 100% interest in the Quartz Mountain project may be acquired.
4.	The cut-off grade for the Iskut Project resource is CDN$9.00 in NSR.

The measured and indicated mineral resources at the KSM Project and Courageous Lake Project are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The Issuer will provide updated estimates for mineral reserves and mineral resources at its KSM Project as part of a new Technical Report expected to be completed in June 2022.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Issuer’s projects, business approach and plans, including production, capital, operating and cash flow estimates; business transactions such as the potential sale or joint venture of the Issuer’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and advancement activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, East Mitchell Property, Courageous Lake Project, Iskut Project, Snowstorm Project or 3 Aces Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or statements of “potential” or something “possible”, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and, in the case of reserves, the economics of developing a property and producing minerals.

Forward-looking statements are necessarily based on estimates and assumptions made by the Issuer in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this AIF the Issuer has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated reserves and resources at the Issuer’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Issuer’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;
●	risks related to the Issuer’s ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on the Issuer’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;
●	the Issuer’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Issuer’s principal sources for funds for repayment are capital markets and asset sales;
●	uncertainty of whether the reserves estimated on the Issuer’s mineral properties will be brought into production;
●	uncertainties relating to the assumptions underlying the Issuer’s reserve and resource estimates;
●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions/renewals thereof, for exploration and development activities, including in respect of environmental regulation, and the risk that the Issuer’s EAC might expire before the KSM Project is declared to be substantially started;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;
●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;
●	risks related to commercially producing precious metals and copper from the Issuer’s mineral properties;
●	risks related to fluctuations in the market price of gold, copper and other metals;
●	risks related to fluctuations in foreign exchange rates;
●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;
●	uncertainty related to title to the Issuer’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;
●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the application of the United Nations Declaration on the Rights of Indigenous Peoples to the laws in Canadian jurisdictions;
●	the integration of the East Mitchell Property into the KSM Project may not yield the benefits to development, profitability or rate of return of the KSM Project that were anticipated;
●	risks related to increases in demand for exploration and development services equipment, and related cost increases;
●	increased competition in the mining industry;
●	ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;
●	the Issuer’s current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations, increase operating costs, delay execution or reduce the profitability of a future mining operation;
●	the Issuer’s need to attract and retain qualified management and personnel;
●	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies;
●	risks associated with impacts from the reaction to and measures taken to address the spread of the COVID-19 virus;
●	the Issuer’s classification as a “passive foreign investment company” under the United States tax code;
●	risks associated with the use of information technology systems and cybersecurity;
●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Issuer during the 2014, 2015 and 2016 financial years which the Issuer has renounced to subscribers of flow-through share offerings and the CRA’s decision to reduce such renunciations to such subscribers; and
●	the reassessment by the CRA of the Issuer’s refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit.

This list is not exhaustive of the factors that may affect any of the Issuer’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Issuer or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere in this AIF. In addition, although the Issuer has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Issuer’s ability to control or predict. It is also noted that while Seabridge engages in exploration and advancement of its properties, including site work in preparation for feasibility study work or site capture construction work, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Issuer does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

KSM Project

Overview

The KSM Project is located within the Iskut-Stikine region of British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 65 kilometers north-northwest of Stewart, British Columbia. (See Figure 1.) The provincial government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines. More recently the Red Chris Mine and the Brucejack Mine commenced mining operations.

Access to the property is by helicopter from Bell II Crossing on the Stewart Cassiar Highway or Stewart, British Columbia. Mobilization of equipment and personnel is staged from kilometer 54 on the private Eskay Creek Mine Road (about 25 km from the Project) and from Bell II Crossing on the Stewart Cassiar Highway (about 40 km from the Project).

At the time the Issuer acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited (“Placer Dome”). Subsequent drilling and engineering work by the Issuer has defined two new very large zones, the Mitchell Zone and the Iron Cap Zone, as well as dramatically expanding the mineralized zone beneath the Kerr zone.

From 2008 to 2012 Seabridge focused on further exploration and advancement of the four known deposits at the KSM Project and generated successive resource estimates and three preliminary feasibility studies, the last of which being the 2012 KSM PFS Report (as defined herein) with an effective date of June 22, 2012. In 2012 Seabridge continued advancement efforts, including work required for the submission of its EA Application and EIS, but changed its exploration focus at KSM to a search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as KSM. Exploration since 2011 has resulted in the discovery of two core zones, Deep Kerr (a down dip continuation of Kerr deposit mineralization) and Iron Cap Lower Zone (a down dip continuation of Iron Cap deposit mineralization), an extension of the Mitchell zone and other promising core targets.

After completing drilling in 2021 the resource drill hole database for the KSM Project now includes 1,030 drill holes totaling approximately 404,606 meters. More than 95% of the holes at Mitchell and 95% of the holes at Iron Cap were drilled by Seabridge between 2006 and 2021.

Figure 1 - KSM Project Location Map

In July, 2014, the Issuer’s provincial EA Application for the KSM Project under the British Columbia Environmental Assessment Act was approved. The Canadian Environmental Assessment Agency (CEAA) issued its Comprehensive Study Report in July 2014, as required by the Canadian Environmental Assessment Act, which concluded that the KSM Project would not have significant impacts to the environment. The EA Application and EIS review process involved Alaskan regulators throughout and the CEAA Study Report also concluded that the KSM Project would not have significant impacts to the environment situated downstream of the Alaska border. In December 2014 the Federal Minister of the Environment issued a positive project decision which endorsed the conclusions of the Comprehensive Study Report. The provincial EA approval was for a term of five years, it was extended for a further five year term in March, 2019 and for another two years in November, 2021, and now expires on July 29, 2026. The EAC can be extended indefinitely if the province declares the Issuer has ‘substantially started” construction of the Project. The federal approval is for an indefinite term. The Issuer believes that the EA Application and EIS materials and subsequent approvals demonstrate that the KSM project, as designed, is an environmentally responsible and a generally socially accepted Project.

The Project received a license under the International Rivers Improvement Act (Canada) on October 21, 2016, authorizing the construction, operation and maintenance of the Water Storage Facility (WSF) and ancillary water works for the KSM Project within the Unuk River watershed in northwestern British Columbia.

In June, 2017, the Issuer also announced it had been given a regulatory amendment to Schedule 2 of the Metal Mining Effluent Regulations under the Fisheries Act (Canada) which authorizes the use of North Treaty Creek for the discharge from the KSM tailings management facility, subject to strict bonding and fishery habitat offsets.

After completion of the 2015 exploration season the Issuer announced a resource estimate for the Kerr/Deep Kerr zone that exceeded 1 billion tonnes and at higher grade than much of the material in the mine plan used for the 2012 KSM PFS Report. This new deposit presented great potential for improving Project economics if it was incorporated into the Issuer’s development plan at the Project. In addition, in the course of the EA Application and EIS review process, the Issuer made commitments to enhance the environmental mitigation and protection offered by the Project, which the Issuer knew would increase the cost of building KSM Project infrastructure. Since the 2012 KSM PFS Report did not incorporate the Deep Kerr deposit or these increased infrastructure costs and given the change in the market prices used in the 2012 KSM PFS Report, the Issuer decided in early 2016 to update the 2012 KSM PFS Report. In November, 2016, the Issuer completed a new pre-feasibility study report which reflected more current market conditions and included the costs associated with the Issuer’s EA Application and EIS commitments, but otherwise used essentially the same construction plan and mine plan as in the 2012 KSM PFS Report. The report also presented an alternative development plan for the Project, at a preliminary economic assessment level, that incorporated material from the Deep Kerr deposit. Overall, this new report showed that the projected economics of the original development plan had declined since 2012, but that the projected economics of the development plan that incorporated the Kerr deposit in its entirety showed meaningful improvement for the Project as a whole.

Additional drilling was completed at the Iron Cap deposit in 2017 and 2018 with great success. In March, 2019, an updated resource estimate was completed for the Iron Cap deposit which increased inferred resources at the deposit by more than four times the number of tonnes in the inferred resource estimate used in the 2016 update to the 2012 KSM PFS Report.

In 2020 the Issuer acquired the East Mitchell Property (formerly known as the Snowfield Property), a single mineral claim covering 1,267 Ha adjacent to the Mitchell deposit, from Pretium Resources Inc. for US$100 million, a 1.5% net smelter returns (“NSR”) royalty on East Mitchell Property production and a future contingent payment of US$20 million of which US$15 million can be credited against future royalty payments. The East Mitchell Property hosts a large gold/copper mineral resource and was acquired with a view to incorporating it into the Issuer’s KSM Project. The Issuer has commenced a study looking at incorporating the East Mitchell Property into the KSM Project development plan which is expected to be completed in the second quarter of 2022. In May, 2020, the Issuer also paid $350,000 to acquire the 2.5% NSR on claims originally known as the BJ and Tina claims, which NSR applied to the northwest portion of the Iron Cap deposit.

Land Status

The KSM property is comprised of four discrete claim blocks (see Figure 2) and a group of placer claims. Claim blocks of the KSM Property include mineral leases and both cell and legacy claims. The claim blocks are referred to as:

(a)	the KSM tenures containing 20 mineral claims totaling 6,097.42 Ha and 2 mining leases of 11,247.00 Ha (the westernmost block in Figure 2);

(b)	the Seabee claims covering 18,674.30 Ha within 46 mineral claims (the large block in the east of the Project lying mainly to the west of Highway 37 in Figure 2);

(c)	the Tina claims composed of 11 mineral claims covering 3,052.44 Ha (the block between the KSM tenures and the Seabee claims in Figure 2); and

(d)	the Treaty Creek Switching Station claims with 2 claims totalling 160.25 Ha (the small block lying to the east of Highway 37 in Figure 2).

The four claim blocks include 79 mineral claims (cell and legacy) and 2 mining leases with a combined area of 40,785 ha. The mineral resources are positioned within the KSM Claims and include the original claims purchased from Placer Dome and the BJ claims. The East Mitchell Property lies immediately to the east of KSM mining leases. If it was grouped with the KSM claims it would increase that claim block to 21 mineral claims totaling 7,364.85 Ha and the two mining leases. This claim is shown in Figure 2 for clarity.

Figure 2 - KSM Project Claim Map

The Seabee and Tina claim blocks are located about 19 km northeast of the Kerr-Sulphurets-Mitchell-Iron Cap mineralized zones. These claim blocks are currently being considered for proposed infrastructure siting. The Treaty Creek Switching Station claims, adjacent to the NTL and to the east of the Seabee claims, are being used for power infrastructure siting.

Placer claims only cover areas on part of the westernmost KSM Claims covering an area of 1,554 hectares. The Issuer’s placer claims lie along Sulphurets Creek and Mitchell Creek in areas where certain of the Project’s proposed infrastructure will be located.

These claims are 100% owned by the Issuer through its wholly-owned subsidiary, KSM Mining ULC. Newmont Corporation retains a 1% net smelter returns (“NSR”) royalty that is capped at $4.5 million. Two of the pre-converted claims (Xray 2 and Xray 6), the areas of which have now been converted into part of mining lease 1031440, and one pre-converted claim (Xray 8), the area of which is now within the East Mitchell Property (mineral claim 509216) are also subject to an effective 1% NSR royalty capped at US$650,000. In addition, the Issuer has granted two options to a subsidiary of Royal Gold, Inc. under which such subsidiary can acquire a 1.25% NSR Royalty and a 0.75% NSR Royalty on gold and silver produced from the KSM Property for $100 million and $60 million, respectively, subject to certain conditions. KSMCo sold to Sprott Private Resource Streaming and Royalty (B) Corp. a secured note under which Sprott has agreed it will use all of the principal amount repaid on maturity of such Note to purchase a 60% gross silver royalty on the KSM Project (or, in certain circumstances, a 75% gross silver royalty on the KSM Project), subject to certain rights of Sprott to redeem the Secured Note and be repaid the principal instead of purchasing the royalty. A more detailed description of the terms of the Secured Note, as well as the Issuer’s right to buy back 50% of such royalty, appear below under “Material Contracts”. The Treaty Creek Switching Station Claims and certain fractional claims within the Seabee claims are subject to royalties, however none of the mineral resources at the KSM Project are located on the claims subject to these royalties and they are intended for infrastructure siting.

Under the Benefits Agreement with the Nisga’a Nation and the Co-operation and Benefits Agreement with the Tahltan Nation, the Issuer has agreed to pay each Nation annual payments. The combined annual payments to these Nations are payable in two forms; payments that are a percentage of the tax payable (the “Mineral Tax”) under the Mineral Tax Act (British Columbia) (the “Mineral Tax Act”), which is a tax on net operating profit of the KSM Project, and payments that are based on net smelter returns of the KSM Project. The combined payments payable to both Nations are as follows:

(a)	with respect to years 1-7 of mining operations, a 0.1% NSR royalty and either (i) 5% of the amount of Mineral Tax payable in respect of any Capital Recovery Year (defined below), or (ii) 11% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year (defined below);

(b)	with respect to years 8-20 of mining operations, a 0.4% NSR royalty and either (i) 7.75% of the amount of Mineral Tax payable in respect of any Capital Recovery Year, or (ii) 13.75% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year; and

(c)	with respect to period after 20 years of mining operations, a 0.5% NSR royalty and either (i) 7.75% of the amount of Mineral Tax payable in respect of any Capital Recovery Year, or (ii) 13.75% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year.

For the purposes of the description above, a “Capital Recovery Year” is a year in which the Issuer is able to apply sufficient amounts in the KSM Capital Account (as determined under the Mineral Tax Act) to fully offset operating profit, and a “Post-Capital Recovery Year” is a year in which the Issuer is unable to apply sufficient amounts in the KSM Capital Account (as determined under the Mineral Tax Act) to fully offset operating profit.

In addition, a sale of the original claims that were purchased in 2001 is subject to a right of first refusal held by Glencore Canada Corporation.

The property is located on Crown land; therefore, all surface and access rights are granted under, and subject to, the Land Act (British Columbia) and the Mineral Tenure Act (British Columbia). Approximately 13 km of the proposed 23 km Mitchell-Treaty tunnels (the “MTT”) pass under Crown Land subject to mineral claims held by third parties. The Issuer has been granted a licence of occupation, a form of land tenure that grants it rights to occupy the area through which the proposed MTT will pass, subject to the rights of the third party mineral claims holders. In the Issuer’s opinion, these rights are addressed by the Issuer’s obligations, under the management plan associated with the licence of occupation, to segregate and deliver to such claims holders all earth and rock material removed from the third party claims during construction of the MTT.

The four gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar-Iskut-Stikine Land and Resource Management Plan approved by the British Columbia Government in 2000. A part of the proposed ore transport tunnel lies within the boundaries of the Nass South Sustainable Resource Management Plan that was completed in 2012. The proposed sites for the tailing management and plant facilities lie outside of the boundaries of any provincial land-use planning process.

Relationships with Indigenous Groups in KSM Region

The KSM Project site is located in a region historically used by several indigenous groups. Part of the Project, including the proposed plant and tailings management facility (“TMF”) but excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement. In this area, consultation, led by the federal and provincial governments, is required with the Nisga’a Lisims Government under the terms of their Final Agreement. Similarly, the Tahltan Nation has asserted rights and title over the area of the proposed plant and TMF but excluding the mineral deposits. Tsetsaut Skii km Lax Ha (“TSKLH”), an indigenous group asserting independent nation status which the Issuer understands is viewed by the Crown as being a wilp of the Gitxsan Nation (as opposed to an independent nation on its own), assert aboriginal rights and title over the entire KSM Project footprint. This territorial assertion by the TSKLH is inconsistent with the boundaries asserted by them in the proceedings relating to the Supreme Court of Canada decision in Delgamuukw v. British Columbia. The previously asserted territorial area had a northern boundary to the south of the KSM Project infrastructure on the eastern side of the KSM Project and did not overlap the KSM Project footprint at all. Additionally, the Gitanyow Huwilp (the collective houses of the Gitanyow Nation) may have some interests within the broader region potentially affected by the KSM Project, in particular downstream of the plant site and TMF. Accordingly, the Issuer has been directed to engage with the Tahltan Nation, as well as with both the Tsetsaut Ski km Lax Ha as a wilp of the Gitxsan Nation and the Gitanyow Nation on the basis of potential effects of the plant site and TMF and related downstream effects.

On June 16, 2014, the Issuer entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of the KSM Project. The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice. Highlights of the Benefits Agreement include:

●	Nisga’a Nation agreement to provide letters in support of the KSM Project to British Columbian and Canadian regulators, as well as potential investors in Seabridge or the Project.

●	Financial payments upon the achievement of certain Project milestones and annual production payments based on a percentage of net profits, with the percentage of net profits payable increasing when the KSM Project is not recovering capital costs, as determined under the terms of the Agreement.

●	Strong commitments to education and training of Nisga’a citizens so that they will be better able to take advantage of the economic benefits the KSM Project offers.

●	Mutual co-operation on completing the operational permitting process for the Project.

●	A framework for the Nisga’a Nation and Seabridge to work together to achieve employment targets and to ensure Nisga’a businesses will have preferred access to certain contracting opportunities.

●	Mutual co-operation on responding to social impacts which Nisga’a Villages may experience as a result of the Project.

The Agreement with the Nisga’a Nation will remain in effect throughout the life of the KSM Project and will apply to future partners in the Project. This Agreement was signed on behalf of the Nisga’a Nation by the Nisga’a Lisims Government Executive.

In June, 2014, the Issuer entered into an agreement with the Gitanyow Huwilp in respect of the KSM Project. Under the agreement, Seabridge agrees to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues. This Agreement was signed by seven of the eight wilps of the Gitanyow Nation and by the Gitanyow Hereditary Chiefs Office.

In September, 2013, the Gitxsan Hereditary Chiefs Office provided a letter to British Columbia and federal regulators expressing support for the KSM Project. The Issuer has engaged directly with the TSKLH with respect to the KSM Project and is making efforts to establish a good relationship with the TSKLH. However, the ongoing disagreement between the government and the TSKLH regarding their status as a Nation and their territorial boundary has created a difficult environment in which to build a good relationship and progress on discussing the KSM Project with TSKLH has been elusive.

In July, 2019, the Issuer entered into a Co-operation and Benefits Agreement (the “CBA”) with the Tahltan Central Government, the Iskut band and the Tahltan Band in respect of the KSM Project. The CBA establishes a comprehensive framework for the parties to work together on the KSM Project, including detailed provisions on environmental management of the land, robust participation by the Tahltan Nation in the economic opportunities offered by the KSM Project and financial payments related to the performance of the Project. It includes commitments to fund education of Tahltan members, commitments to work to achieve employment targets, processes for awarding contracts on a preferred basis to Tahltan businesses and a procedure for resolving disputes, including disputes on permitting issues. The CBA with the Tahltan Nation will apply to future partners in the Project.

The Issuer believes that, after considering:

●	the location of the KSM Project in relation to areas of asserted aboriginal rights and title,

●	the consultation the Issuer and the governments have undertaken with indigenous groups,

●	the agreements the Issuer has negotiated with indigenous groups, and

●	the information the Issuer has learned about historic indigenous use of the area on which KSM Project infrastructure is located,

the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot’in Nation v. British Columbia, which declares aboriginal title for the first time in a certain area in Canada and outlines the rights associated with aboriginal title, is unlikely to significantly impact the KSM Project.

2016 Preliminary Feasibility Study and the Current Technical Report for the KSM Project

In June 2012, an updated Preliminary Feasibility Study for the KSM Project (the “2012 KSM PFS Report”) was completed. The development plan in the 2012 KSM PFS Report was the one approved in the EA Application and EIS review processes, with certain enhancements to the Project infrastructure to improve environmental protection and various mitigation measures. Since the date of the 2012 KSM PFS Report Seabridge has continued exploration activities at KSM which led to the discovery of the large higher-grade zones below the Kerr and Iron Cap deposits. In early 2016, the Issuer decided to update the 2012 KSM PFS Report to present the same development plan as in the 2012 KSM PFS Report at a pre-feasibility level using more current market values in the financial analysis but, in addition, to incorporate into that development plan the infrastructure enhancements committed to in the EA Application and EIS processes and to incorporate other design improvements identified by the Issuer. Accordingly, the prefeasibility study level development plan (the “2016 PFS Plan”) does not include material from higher-grade discoveries at Kerr and Iron Cap since 2013. Given the positive impact the new higher grade material was expected to have on Project economics, the Issuer also decided to complete a study that would present an analysis of the integration of the additional material into the proposed KSM Project design as an alternative development plan (the “2016 PEA Plan”) at a preliminary economic assessment level and include the results in the new prefeasibility report. The report, which presents both the 2016 PFS Plan and the 2016 PEA Plan, was completed in November, 2016, is entitled “2016 KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study Update and Preliminary Economic Assessment” (the “2016 KSM PFS/PEA Report”), has an effective date of October 6, 2016, and is available among Seabridge’s documents at www.sedar.com.

Subsequent to completing the 2016 KSM PFS/PEA Report, the Issuer completed additional drilling at its Kerr and Sulphurets with great success. In November, 2020, the Issuer announced the completion of a new technical Report that presented a new resource estimate for the KSM Project which incorporated all drilling on the Project to December 31, 2019. The new technical report is entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study Update, NI 43-101 Technical Report” and is dated November 9, 2020 but has an effective date of April 30, 2020 (the “Current KSM Report”).

The overall Current KSM Report was coordinated by Tetra Tech Canada Inc. (formerly Tetra Tech, Inc.) (“Tetra Tech”) and incorporates the work of a number of industry-leading consulting firms. The principal consultants who contributed to the Current KSM Report, and their Qualified Persons who prepared the Current KSM Report are listed below along with their areas of responsibility:

●	Tetra Tech Inc., under the direction of Hassan Ghaffari, P.Eng. (overall report preparation, winter access road, infrastructure, capital costs (except for open pit mining, underground mining, permanent electrical power supply and distribution, energy recovery, NTL contribution and MTDT mini hydro generation station costs), economic analysis and construction critical path), Jianhui (John) Huang, Ph.D., P.Eng. (mineral processing and metallurgical testing, recovery methods, market studies and contracts, operating costs (excluding open pit and underground mining costs) and metallurgical performance and process)

●	Moose Mountain Technical Services under the direction of James Gray, P.Eng. (open pit mining, MTT, rail systems and infrastructure tunnels)

●	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P.Eng. (power supply, distribution and utilization)

●	ERM Consultants Canada Ltd. under the direction of Rolf Schmitt, P. Geo. (environmental matters and water management (water balance, temporary water treatment plants and geochemistry database))

●	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson, P.Geo. (water management)

●	Resource Modeling Inc. under the direction of Michael Lechner, P.Geo., RPG, CPG (mineral resources and drilling)

●	Golder Associates Ltd. under the direction of Ross Hammett, Ph.D., P.Eng. (underground mining)

●	BGC Engineering Inc. under the direction of Derek Kinakin, P.Geo. (pit slopes and open pit slopes)

●	McElhanney Consulting Services Ltd. (now McElhanney Ltd.) under the direction of Brendon Masson, P.Eng. (permanent and construction access roads and logistics)

●	Wood Canada Ltd. under the direction of Kirk Hanson, P.E. (capital and operating cost estimates, economic analysis and data verification)

The Current KSM Report supersedes the 2016 KSM Report and the following (to Recommendations – Future Development Activity) summarizes the Current KSM Report.

Data Verification

The Current KSM Report reported that an extensive data verification exercise was conducted on the 2016 PFS to determine whether there had been any material changes to the information used in the 2016 PFS and whether the 2016 PFS could be considered current. The data verification checks used updated resource models with updated process recoveries and escalated cost assumptions and estimated that variances in total mill feed would be limited to +1.3% on mill feed tonnes, no change on gold grade, and +2.4% on copper grade.  These overall differences are not material to the 2016 PFS mineral reserves. The financial results using the 2016 PFS mine plan with updates to capital and operating costs, 3-year average metal prices and tax code revisions are also not materially different from the 2016 PFS financial results. Therefore, the results of the exercise verified that if the 2016 PFS were to be updated using the 2020 information, there would be no material change to outcomes of the 2016 PFS, its capital and operating costs, mineral reserves, or financial analysis. Since the 2016 PFS remains current, it was suitable to be restated unchanged in the Current KSM Report.

The 2016 PFS was designed to align with regulatory approvals for the KSM Project construction and operation included in federal and provincial Environmental Assessments.  The scope of the 2016 PFS mine design included open pits and underground mines to extract ore from the Mitchell, Sulphurets, Kerr and Iron Cap deposits. Ore is transported through access tunnels to a processing plant located in the Treaty Creek valley nearby provincial infrastructure where it is processed to produce saleable concentrate and doré. Process waste is stored in a tailings management facility.  The 2016 PFS is the only production plan for the KSM Project whose elements have been studied to the higher level of accuracy that must be met to convert mineral resources to mineral reserves and it is the production plan that has received environmental assessment approval.

Location and Climate

The KSM Project is situated about 950 km northwest of Vancouver, 65 km by air north-northwest of Stewart, BC and 21 km south-southeast of the former Eskay Creek Mine. The property is located at latitude 56.50° North and longitude 130.30° West (see Figure 1).

The proposed pit areas lie within the headwaters of Sulphurets Creek, which is a tributary of the Unuk River and flows into the Pacific through Alaska. The proposed process plant and TMF will be located within the tributaries of Teigen and Treaty Creeks. Teigen and Treaty Creeks are tributaries of the Bell-Irving River, which is itself a major tributary of the Nass River. The Nass river flows to the Pacific Ocean entirely within Canada.

The climate is generally typical of a temperate or northern coastal rainforest, with sub-arctic conditions at high elevations. Precipitation at the mine site has an estimated average of 1,652 mm and at the process plant and TMF area has an estimated average of 1,371 mm. The length of the snow-free season varies from about May through November at lower elevations, and from July through September at higher elevations.

Local Resources, Infrastructure and Physiography

The KSM property lies in the rugged Coastal Mountains of northwest British Columbia, with elevations ranging from 520 meters in Sulphurets Creek valley to over 2,300 meters at the highest peaks. Valley glaciers fill the upper portions of the larger valleys from just below tree line and upwards.

Deep-water loading facilities for shipping bulk mineral concentrates exist in Stewart, and are currently utilized by the Red Chris Mine. Historically they have been used by several other mines in northern, BC. The nearest railway is the CNR Yellowhead route, which is located approximately 220 km southeast of the property. This line runs east-west, and can deliver concentrate to deep-water ports near Prince Rupert and Vancouver, BC.

There are no settlements or privately owned land in the area of the KSM Project; there is limited commercial recreational activity in the form of helicopter skiing and guided fishing adventures. The closest power transmission lines run along Highway 37, 40 km east of the KSM Project.

Stewart, a town of approximately 500 inhabitants, is the closest population center to the KSM Project. It is connected to the provincial highway system via paved, all weather Highway 37A. The larger population centers of Prince Rupert, Terrace, and Smithers, with a total population of about 32,000, are located approximately 270 km to the southeast.

Exploration History

There is evidence that prospectors were active in the area prior to 1935. The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont Mining Corp., Granduc Mines Ltd., Phelps Dodge Corp., and the Meridian Syndicate. All of these programs were focused towards gold exploration. The Sulphurets Zone was first drilled by Esso Minerals in 1969; Kerr was first drilled by Brinco Ltd. in 1985 and Mitchell Creek by Newhawk Gold Mines Ltd. in 1991.

There is no recorded mineral production, nor evidence of it, from the property. Immediately west of the property, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks.

During 2003-2005, under its option to earn up to a 65% interest in the project from Seabridge, Falconbridge Ltd. conducted geophysics, surface mapping, surface sampling and completed approximately 4,100 m of drilling at the project.

Since 2006, Seabridge has been conducting exploration and advancement activities at the project.

Geology

The region lies within “Stikinia”, a terrane of Triassic and Jurassic volcanic arcs that were accreted onto the Paleozoic basement. Stikinia is the largest of several fault bounded, allochthonous terranes within the Intermontane belt, which lies between the post-accretionary, Tertiary intrusives of the Coast belt and continental margin sedimentary prisms of the Foreland (Rocky Mountain) belt. In the Kerr-Sulphurets area, Stikinia is dominated by variably deformed, oceanic island arc complexes of the Triassic Stuhini and Jurassic Hazelton groups. Backarc basins formed eastward of the KSM property in the Late Jurassic and Cretaceous were filled with thick accumulations of fine black clastic sediments of the Bowser Group. Folding and thrusting due to sinistral transpression tectonics in the mid-Cretaceous followed by extensional conditions generated the area’s current structural features. The most important structure is the north-northeast striking, moderately west-northwest dipping Sulphurets Thrust Fault (“STF”), which transects the property and is spatially and genetically related to mineralization at KSM. Remnants of Quaternary basaltic eruptions occur throughout the region.

Early Jurassic sub-volcanic intrusive complexes are common in the Stikinia terrane, and several host well- known precious and base metal rich hydrothermal systems. These include copper-gold porphyry deposits such as Galore Creek, Red Chris, Kemess, Mt. Milligan, and Kerr-Sulphurets. In addition, there are a number of related polymetallic deposits including skarns at Premier, epithermal veins and subaqueous vein and replacement sulfide deposits at Eskay Creek, Snip, Brucejack, and Granduc.

The Kerr deposit is a strongly-deformed copper-gold porphyry, where copper and gold grades have been upgraded due to remobilization of metals during later and/or possibly syn-intrusive deformation. Alteration is the result of a relatively shallow, long lived hydrothermal system generated by intrusion of monzonite. Subsequent deformation along the STF was diverted into the Kerr area along pre-existing structures. The mineralized area forms a fairly continuous, north-south trending west dipping irregular body measuring about 1,700 m long and up to 200 m thick. Deep drilling since 2012 has identified two sub-parallel, north-south trending, steep west-dipping mineralized zones that appear to coalesce near the topographic surface. After significant deep drilling was completed at the Kerr deposit, an updated geological interpretation and subsequent updated mineral resource model were completed. That new model forms the basis for the 2016 mineral resources and mineral reserves.

The Sulphurets deposit comprises two distinct zones referred to as the Raewyn Copper-Gold Zone and the Breccia Gold Zone. The Raewyn Copper-Gold Zone hosts mostly porphyry style disseminated chalcopyrite and associated gold mineralization in moderately quartz stockworked, chlorite-biotite-sericite-magnetite altered volcanics. The Raewyn Copper-Gold Zone strikes north-easterly and dips about 45° to the northwest. The Breccia Gold Zone hosts mostly gold-bearing pyritic material mineralization with minor chalcopyrite and sulfosalts in a potassium-feldspar-siliceous hydrothermal breccia that apparently crosscuts the Raewyn Copper-Gold Zone. The Breccia Gold Zone strikes northerly and dips westerly.

The Mitchell Zone is underlain by foliated, schistose, intrusive, volcanic, and clastic rocks that are exposed in an erosional window below the shallow north dipping Mitchell Thrust Fault (MTF). These rocks tend to be intensely altered and characterized by abundant sericite and pyrite with numerous quartz stockwork veins and sheeted quartz veins (phyllic alteration) that are often deformed and flattened. Towards the west end of the zone, the extent and intensity of phyllic alteration diminishes and chlorite-magnetite alteration becomes more dominant along with lower contained metal grades. In the core of the zone, pyrite content ranges between 1 to 20%, averages 5%, and typically occurs as fine disseminations. Gold and copper tends to be relatively low-grade but is dispersed over a very large area and related to hydrothermal activity associated with Early Jurassic hypabyssal porphyritic intrusions. In general, within the currently drilled limits of the Mitchell Zone, gold and copper grades are remarkably consistent between drill holes, which is common with a large, stable, and long-lived hydrothermal systems.

The Iron Cap Zone, which is located about 2,300 m northeast of the Mitchell Zone, is well exposed and consists of intensely altered intrusive, sedimentary, and volcanic rocks. The Iron Cap deposit is a separate, distinct mineralized zone within the KSM district. It is thought to be related to the other mineralized zones but differs in that much of the host rock is hydrothermally altered intrusive (porphyritic monzonite to diorite) rather than altered volcanic and sedimentary rocks. There is a high degree of silicification that overprints earlier potassic and chloritic alteration. Intense phyllic alteration and high density of stockwork veining, which are pervasive at the nearby Mitchell Zone, are less pervasive at Iron Cap. The surface expression of the Iron Cap Zone measures about 1,500 m (northeast-southwest) by 600 m (northwest- southeast). Significant drilling has been completed at the Iron Cap deposit since Issuer’s preliminary feasibility study for the KSM Project completed in June, 2012 (the “2012 KSM PFS Report”), which resulted in an updated geological interpretation and subsequent updated mineral resource model that forms the basis for the 2016 mineral resources and mineral reserves.

Security of Samples

The Issuer follows an ongoing and rigorous sample preparation, security, quality control/quality assurance protocol for its exploration programs, including blank and reference standards in every batch of assays. Cross-check analyses are conducted at a second external laboratory on no less than 10% of the samples. The details of these procedures are outlined in the Current KSM Report.

Mineral Resources

The Current KSM Report includes updated mineral resource estimates for the KSM Project, which are based on block models that were constructed for each deposit following major drilling campaigns. The Kerr, Sulphurets, Mitchell, and Iron Cap models were constructed after the 2016, 2018, 2017, and 2018 drilling campaigns, respectively. Block NSR values were updated in late 2019 for all deposits. Resource Modeling Inc. constructed 3D block models for the four mineralized zones using inverse distance (Kerr and Mitchell) and ordinary kriging (Sulphurets and Iron Cap). A variety of lithologic, alteration, structural, and grade wire frames were used in the estimation process. 3D search ellipses and trend planes oriented with the trend of mineralization were used to find eligible drill hole composites that were used to estimate block grades. The block estimates were classified into measured (Mitchell only), indicated, and inferred categories using mineralized continuity, proximity to drilling, and the number of holes used to estimate the blocks. Mineral resources for the KSM Project were determined by using a combination of conceptual open pit and underground mining methods.

Measured and indicated mineral resources at the KSM Project are estimated at 3.0 Bt grading 0.52 grams per tonne (g/t) gold, 0.21% copper and 2.8 g/t silver (50.4 million ounces of gold, 14.2 billion pounds of copper and 269.7 million ounces of silver), inclusive of mineral reserves. An additional 4.6 Bt are estimated in the inferred mineral resource category grading 0.38 g/t gold, 0.32% copper and 2.2 g/t silver (56.9 million ounces of gold and 32.1 billion pounds of copper and 331.2 million ounces of silver). Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, and US$20.00 per ounce silver with a foreign exchange rate of US$ 0.83 per C$1.00 are used in calculating the various cut-offs applied to the KSM Project’s mineral resource estimates. A detailed breakdown of the KSM Project’s mineral resources as of December 31, 2019 are as follows:

KSM Mineral Resources Effective as of December 31, 2019

Measured Mineral Resources (Undiluted)
Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)
Measured Mineral Resources (Undiluted)
Mitchell	Conceptual LG Pit	$9	699	0.63	14,158	0.17	2,619	3.1	69,667	59	91
	Conceptual Block Cave	$16	51	0.59	967	0.20	225	4.7	7,707	41	5
	Total Mitchell Measured	n/a	750	0.63	15,125	0.17	2,844	3.2	77,374	58	96
Total	Total KSM Measured	n/a	750	0.63	15,125	0.17	2,844	3.2	77,374	58	96

Indicated Mineral Resources (Undiluted)
Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)
Kerr	Conceptual LG Pit	$9	351	0.22	2,483	0.41	3,172	1.1	12,413	4	3
	Conceptual Block Caves	$16	23	0.24	177	0.46	233	1.8	1,331	14	1
	Total Kerr Indicated	n/a	374	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Sulphurets	Conceptual LG Pit	$9	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
	Total Sulphurets Indicated	n/a	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Mitchell	Conceptual LG Pit	$9	920	0.57	16,860	0.16	3,244	2.8	82,820	61	124
	Conceptual Block Cave	$16	125	0.58	2,331	0.20	551	4.7	18,889	38	10
	Total Mitchell Indicated	n/a	1,045	0.57	19,191	0.16	3,795	3.0	101,709	58	134
Iron Cap	Conceptual Block Caves	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
	Total Iron Cap Indicated	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
Total	Total KSM Indicated	n/a	2,288	0.48	35,314	0.22	11,315	2.6	192,351	45	228

Measured + Indicated Mineral Resources (Undiluted)
Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)
Kerr	Conceptual LG Pit	$9	351	0.22	2,483	0.41	3,172	1.1	12,413	4	3
	Conceptual Block Cave	$16	23	0.24	177	0.46	233	1.8	1,331	14	1
	Total Kerr M+I	n/a	374	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Sulphurets	Conceptual LG Pit	$9	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
	Total Sulphurets M+I	n/a	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Mitchell	Conceptual LG Pit	$9	1,619	0.60	31,018	0.16	5,863	2.9	152,487	60	215
	Conceptual Block Cave	$16	176	0.58	3,298	0.20	776	4.7	26,596	39	15
	Total Mitchell M+I	n/a	1,795	0.59	34,316	0.17	6,639	3.1	179,083	58	230
Iron Cap	Conceptual Block Cave	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
	Total Iron Cap M+I	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
Total	Total KSM M+I	n/a	3,038	0.52	50,439	0.21	14,159	2.8	269,725	48	324

Inferred Mineral Resources (Undiluted)
Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)
Kerr	Conceptual LG Pit	$9	78	0.27	677	0.21	361	1.3	3,260	6	1
	Conceptual Block Cave	$16	1,921	0.31	19,146	0.41	17,359	1.8	111,171	24	102
	Total Kerr Inferred	n/a	1,999	0.31	19,823	0.40	17,720	1.8	114,431	23	103
Sulphurets	Conceptual LG Pit	$9	223	0.44	3,155	0.13	639	1.3	9,320	30	15
	Total Sulphurets Inferred	$9	223	0.44	3,155	0.13	639	1.3	9,320	30	15
Mitchell	Conceptual LG Pit	$9	318	0.37	3,783	0.09	631	3.0	30,672	56	39
	Conceptual Block Cave	$16	160	0.51	2,623	0.17	599	3.5	18,004	44	16
	Total Mitchell Inferred	n/a	478	0.42	6,406	0.12	1,230	3.2	48,676	52	55
Iron Cap	Conceptual Block Cave	$16	1,899	0.45	27,474	0.30	12,556	2.6	158,741	30	126
	Total Iron Cap Inferred	$16	1,899	0.45	27,474	0.30	12,556	2.6	158,741	30	126
Total	Total KSM Inferred	n/a	4,599	0.38	56,858	0.32	32,145	2.2	331,168	29	299

Notes:	Mineral Resources have an effective date of December 31, 2019. The 2019 Sulphurets drill holes were not used in the construction of the resource model but were used to validate the interpretations of the model. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. The Mineral Resources are inclusive of Mineral Reserves. Numbers may not add due to precision and roundoff of tonnes and grade.

Metallurgical Test Review

Several wide-ranging metallurgical test programs were carried out between 2007 and 2019 to assess the metallurgical responses of the mineral samples from the KSM deposits, especially the samples from the Mitchell deposit.

The metallurgical tests to date include:

●	mineralogy, flotation, cyanidation, and grindability testwork;

●	semi-autogenous grinding (“SAG”) mill comminution grindability tests to determine the grinding resistance of the mineralization to SAG/ball milling;

●	crushing resistance parameters to high-pressure grinding rolls (“HPGR”) crushing of the Mitchell and Sulphurets ore samples by SGS, and pilot plant scale HPGR testing on the Mitchell ore sample; and

●	dewatering tests on the samples of copper concentrates, sulphide leach products, and tailing pulps.

The test results indicate that the mineral samples from the four separate mineralized deposits are amenable to the flotation-cyanidation combined process. The process consists of:

●	copper-gold-molybdenum bulk rougher flotation followed by gold-bearing pyrite flotation;

●	regrinding the bulk rougher concentrate followed by three stages of cleaner flotation to produce a copper-gold-molybdenum bulk cleaner flotation concentrate;

●	molybdenum separation of the bulk cleaner flotation concentrate to produce a molybdenum concentrate and a copper/gold concentrate containing associated silver; and

●	cyanide leaching of the gold-bearing pyrite flotation concentrate and the scavenger cleaner tailing to further recover gold and silver values as doré bullion.

The samples from the Mitchell deposit produced better metallurgical results with the chosen flotation and cyanide leach extraction circuits when compared to the metallurgical results from the samples taken from the Sulphurets, Iron Cap, and Kerr (upper zone) deposits. The locked cycle tests showed that, on average, approximately 85% of copper and 60% of gold in the Mitchell samples, which contain 0.21% Cu and 0.72 g/t Au, were recovered into a concentrate containing 24.8% Cu. The cyanidation further recovered approximately 18% of the gold from the gold bearing products consisting of the cleaner flotation tailing and the gold bearing pyrite flotation concentrate.

For the Sulphurets, Iron Cap, and upper Kerr samples, the average head grades of the tested samples fluctuated from 0.25 to 0.62% for copper and 0.23 to 0.60 g/t for gold. The average recoveries reporting to flotation concentrates ranged from 78% to 85% for copper and 41 to 60% for gold. The average copper grades of the concentrates varied from 24 to 28%. The cyanidation further recovered approximately 15 to 29% of the gold from the gold-bearing products.

The testing programs from 2017 to 2020 show the following:

●	a finer primary grind size can improve the copper and gold metallurgical performance, especially for copper from the Iron Cap and Kerr (lower zone) samples;

●	rougher flotation at a low slurry solid density can improve copper and gold metallurgical performance, especially for the mineralization with more clay-type minerals; and

●	the test results suggest that the gold-bearing sulphide products (first cleaner scavenger tailing and pyrite concentrate) from Kerr (lower zone) and Iron Cap zones did not seem to respond well to the gold recovery by the established cyanide leaching treatment.

Mineral Processing

The 2016 PFS processing plant is designed based on the flowsheet developed from the testwork results. The proposed flotation process is projected to produce a copper-gold concentrate containing approximately 25% copper. Copper and gold flotation recoveries will vary with changes in head grade and mineralogy. For the life of mine (“LOM”) mill feed containing 0.55 g/t gold and 0.21% copper, the average copper and gold recoveries to the concentrate are projected to be 81.6% and 55.3%, respectively. As projected from the testwork, the cyanidation circuit (carbon-in-leach, or “CIL”) will increase the overall gold recovery to a range of 60% to 79%, depending on gold and copper head grades. Silver recovery from the flotation and leaching circuits is expected to be 62.7% on average. A separate flotation circuit will recover molybdenite from the copper-gold-molybdenum bulk concentrate when higher-grade molybdenite mineralization is processed.

The proposed process plant (the “Process Plant”) will consist of three separate facilities: ore primary crushing and handling facilities at the mine site, a 23 km ore transportation tunnel system between the mine site and the processing facility, and a main process facility at the Treaty ore processing complex (“OPC”), adjacent to the TMF.

Gyratory crushers in the comminution plants located at the mine site will reduce the mill feed from 80% passing 1,200 mm to 80% passing 150 mm. The crushed ore will be conveyed to a 30,000 t surge bin (two pockets, each 15,000 t) located underground at a train car loading area, prior to being transported by train cars to the Treaty OPC.

A 23 km Mitchell-Treaty Tunnels (“MTT”) system has been designed to connect the Mine Site and the PTMA. The crushed ore will be transported through the tunnels by train. This tunnel will also be used for electrical power transmission sourced from the Northwest Transmission Line and for the transport of personnel and supplies for mine operating and water management activities. The proposed tunnel route is through Crown land and approximately 13 kilometers of its length passes through ground subject to mineral claims held by third parties.

The Process Plant at the Treaty OPC will consist of secondary and tertiary crushing, primary grinding, flotation, concentrate regrinding, concentrate dewatering, cyanide leaching, gold recovery, tailing delivery, and concentrate loadout systems. The crushed ore transported from the mine site will be sent to a 60,000 t coarse ore stockpile adjacent to the tunnel portal. The ore will then be reclaimed and crushed by cone crushers, followed by an HPGR comminution circuit. There is a 30,000 t fine ore stockpile located ahead of the tertiary crushing circuit. The crushing systems will be operated in closed circuits with screens.

The ore from the HPGR comminution circuits will be ground to a product size of 80% passing 150 μm by four conventional ball mills in closed circuit with hydrocyclones. The ground ore will then have copper/gold/molybdenum minerals concentrated by conventional flotation to produce a copper-gold-molybdenum concentrate and gold bearing pyrite products for gold leaching. Depending on molybdenum content in the copper-gold-molybdenum concentrate, the concentrate may be further treated to produce a copper-gold concentrate and a molybdenum concentrate. The molybdenum concentrate will be leached to reduce levels of copper and other impurities. The concentrates will be dewatered and shipped to copper and molybdenum smelters.

The gold-bearing pyrite products which consist of the bulk cleaner flotation tailing from the copper-gold- molybdenum cleaner flotation circuit and the gold-bearing pyrite concentrate will be leached with cyanide using CIL treatment for additional gold and silver recovery. Prior to storage in the lined pond within the TMF, the leach residues from the cyanide leaching circuits will be washed and subjected to cyanide recovery and destruction. The water from the residue storage pond will be recycled back to the cyanide leach circuit. Any excessive water will be further treated prior to being sent to the flotation tailing storage pond.

The flotation tailing and the washed leach residues would be sent to the TMF for storage in separate tailing areas. Two water reclaim systems for the flotation tailing pond and the CIL residue pond have been designed to separately reclaim the water from the TMF.

Tailing Management

The TMF would be constructed in three cells: the North and South cells for flotation tailing, and a lined cell for CIL tailing. The cells are confined between four dams (North, Splitter, Saddle, and Southeast dams) located within the Teigen-Treaty Creek cross-valley. In total, the TMF is designed to have a capacity of 2.3 Bt.

De-pyritized flotation tailing is to be stored in the North and South cells. The pyrite bearing CIL tailing is to be stored in a lined central cell.

The North and CIL cells would be constructed and operated first; they would store tailing produced in the first 25 years. The North Cell would then be reclaimed while the CIL and South cells are in operation.

The North, Splitter, and Saddle earth-fill starter dams will be constructed over a two-year period, in advance of the start of milling, to form the North and Central cells and will provide start-up tailing storage for two years. Cyclone sand dams will be progressively raised above the starter dams over the operating LOM. The North Starter Dam will be constructed with a low-permeability glacial till core and raised with compacted cyclone sand shells, using the centerline geometry method. The Splitter and Saddle starter dams will form the CIL pond. These dams will also subsequently be raised with cyclone sand shells, but the CIL pond and the Splitter and Saddle dams will incorporate high-density polyethylene (HDPE) and linear low-density polyethylene (LLDPE) liners in the core and basin floor in order to surround the CIL tailing within a completely lined impoundment.

Cyclone sand dam raises would be constructed from April through October each year, starting with the North Cell. To reach the capacity of 2.3 billion tonnes, an ultimate dam crest elevation of 1,068 m will be required for the North Cell dams and 1,068 m for the South Cell. This will require a dam height of up to 240 m for the Southeast dam, which is the highest dam of the TMF.

Process water collected in the North and South tailing cells will be reclaimed by floating pump barges and recycled separately to the Process Plant, either for use in the process, for treatment, or to be discharged. Water from the Central Cell will only be directed to the Process Plant for recycling purposes and will not be discharged directly to the receiving environment. Diversions will be constructed to route non-contact runoff from the surrounding valley slopes around the TMF. The diversion channels are sized to allow passage of 200-year peak flows and are large enough to allow space for passage of snow removal machinery. Buried pipe sections paralleling the channels will be installed in areas of active snow avalanche paths to enhance diversion operability during avalanche periods.

Each of the cells are expected to have surplus water. Surplus water is proposed to be managed during operations using a combination of storage, discharge to Treaty Creek during freshet if water quality meets standards, or treatment at the Treaty process plant water treatment facility (if required) and discharge.

Mine Site Water Management

The overall site water management strategy, including the discharge from the Water Storage Facility (“WSF”) via the High-density Sludge (“HDS”) water treatment plant (“WTP”) was the strategy that was reviewed and approved during the EA Application and EIS review process.

Three diversion tunnel routes totalling approximately 22.4 km will be required to route glacial melt water and non-contact valley runoff from the Mitchell and McTagg valleys around the mine area. The open pit phase of the Mitchell Diversion Tunnel (“MDT”) and the twinned McTagg Diversion Tunnels (“MTDTs”) are sized to convey flows from an average 200-year storm. When the Mitchell block cave operation commences, an additional MDT paralleling the open pit phase tunnel will be driven to protect the underground workings, which are more sensitive to inflows than the open pits.

The second tunnel of each set of twinned tunnels provides redundancy against blockage as each individual tunnel can carry typical freshet flows. The provision of twin tunnels also allows switching base flows between adjacent tunnels if access for maintenance is required.

The MDT will route water from Mitchell Creek/Mitchell Glacier to the Sulphurets Valley, away from the open pit, primary crushing facility, open pit area, and Mitchell rock storage facility. The MDT would collect melt water from beneath the base and toe of the Mitchell Glacier via separate surface and sub-glacial inlet structures, which improves redundancy. Both surface and subglacial inlets are designed to protect the inlet of the diversion from being blocked by snow avalanches. The MDT is proposed to generate hydroelectric power as Sulphurets Valley is lower than Mitchell Valley. In Year 23, the MDT will be augmented with a second (twin) tunnel to provide protection against the 1,000-year storm flow to the underground workings.

The McTagg valley tunnels collect flows from east and west McTagg valleys and feed into the main diversion tunnel route, around the west side of the McTagg rock storage facility (“RSF”), and discharge into Sulphurets Valley. These tunnels would have three staged inlets as the McTagg RSF raises in elevation. Hydropower is proposed to be generated by the McTagg tunnels only in Stages 2 and 3.

To facilitate construction in the Mitchell Valley and the staging of water management as the Mitchell and McTagg RSFs rise and fill the valley areas, an approximately 5.4 km long Mitchell Valley Drainage Tunnel will be constructed under Mitchell Valley to carry the existing flows from Mitchell Creek, which are naturally affected by contact with surface mineralization. When the mine is in operation the tunnel will convey contact water from the Mitchell workings and the mineralized area upstream of the deposit, around the RSFs into the WSF.

An in-rock spillway would be constructed at the southwest corner of the McTagg RSF to convey surface diversion flows down to diversion pipelines and channels on the west and east sides of the WSF pond.

Contact water from the mine areas (open pits, RSFs, roads, infrastructure) would be directed to the WSF, located in the lower Mitchell Creek area. The WSF would be formed with a 165 m-high rock fill asphalt core dam built to full height by Year -1. The WSF dam is founded on competent sedimentary rock foundations. Seepage will be controlled by the asphalt core in the dam and the dam foundation will be grouted. A seepage collection pond will return seepage water to the WSF.

During operations, secondary diversion ditches and pipelines would be implemented within the mine area to reduce contact water volumes. Open pit contact water and discharge from pit dewatering wells would be routed from the pit rims, via ditches or direct drainage, and via pipelines or tunnels to the WSF.

Mine area contact water is to be treated with a high density sludge lime WTP.

Additional hydropower is to be generated in an energy recovery facility from the flow of treatment water from the WSF to the WTP.

Permitting

As of June 2016, the KSM Project has successfully gone through the provincial and federal environmental assessment processes, and the appropriate certificates/approvals have been obtained. Additionally, permits for early stage constructions activities for the first two and half years of site activity were obtained. These permits covered the following mine components:

●	KSM Project Mines Act and Environmental Management Act Permit Application for Limited Site Construction – May 2013

●	Special Use Permits for the Coulter Creek Access Road (CCAR) and TCAR

●	KSM construction camps

●	KSM Project Treaty Transmission Line

●	MTT Permit Application.

Seabridge is currently in the process of obtaining numerous provincial and federal permits to allow for the construction of parts of the KSM Project, as well as expanding exploration activities, including but not limited to the following:

●	Fisheries Authorization application, including draft Compensation Plans

●	Metal Mining Effluent Regulations (MMER) Schedule 2 Amendment Application (which was approved in 2017)

Mine Planning (2016 PFS Plan)

The proposed mine uses conventional large-scale open pit and block cave underground mining methods. Pit phases at the Mitchell, Kerr, and Sulphurets deposits have been engineered based on the results of an updated economic pit limit analysis. Starter pits have been selected in higher-grade areas. Underground mining has been proposed for the Iron Cap deposit and below the Mitchell open pit to reduce the volume of waste generated from the potential open pits.

Mining Limits

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine plans in the 2012 KSM PFS Report and the same limits were confirmed using LG for the Current KSM Report. Ultimate open pits have been modified slightly to implement design changes from the EA Application and EIS process and updated geotechnical study.

The underground block caving mine designs for both the Mitchell and Iron Cap deposits are based on modeling using GEOVIA’s PCBC™ and Footprint Finder software. The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions.

Mineral Reserve Estimate

Waste to ore open pit cut-offs and underground shut-offs, including process recovery, were determined using metal prices of US$1,200.00/oz of gold, US$2.70/lb of copper, US$17.50/oz of silver, and US$9.70/lb of molybdenum for NSR calculations.

Open pit mineral reserves have been calculated using the updated pit designs and the 2016 mineral resource models. These calculations include mining loss and dilution that varies by pit ranging from 2.2 to 5.3% for loss, and 0.8 to 3.9% for dilution. A dynamic cut-off grade strategy has been applied with a minimum NSR of CDN$9.00/t.

The mining NSR shut-off is Cdn$15.00/t for the Mitchell underground mine and CDN$16.00/t for the Iron Cap underground mine. The Mitchell mineral reserves include 59 Mt of non-mineralized dilution at zero grade (13%) and 7 Mt of mineralized dilution (2%). The Iron Cap mineral reserves include 20 Mt of dilution at zero grade (9%) and 25 Mt of mineralized dilution (11%).

Proven and probable mineral reserves for the KSM Project as of July 31, 2016 are estimated as:

KSM proven and probable mineral reserves as of July 31, 2016

Zone	Mining Method	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Open Pit	Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
		Probable	481	0.63	0.16	2.9	65.8	9.7	1,677	44	70
	Block Cave	Probable	453	0.53	0.17	3.5	33.6	7.7	1,648	51	34
Iron Cap	Block Cave	Probable	224	0.49	0.20	3.6	13.0	3.5	983	26	6
Sulphurets	Open Pit	Probable	304	0.59	0.22	0.8	51.6	5.8	1,495	8	35
Kerr	Open Pit	Probable	276	0.22	0.43	1.0	3.4	2.0	2,586	9	2
Totals		Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
		Probable	1,738	0.51	0.22	2.5	38.2	28.7	8,388	138	147
		Total	2,198	0.55	0.21	2.6	42.6	38.8	10,155	183	207

Note: The mineral reserves tabulated above are included in the tabulated mineral resources. All mineral reserves stated above account for mining loss dilution.

Mineral reserves are derived from a total undiluted measured plus indicated mineral resource of 49.8 million ounces of gold and 13.6 billion pounds of copper contained in 2.9 billion tonnes at an average grade of 0.54 grams of gold per tonne and 0.21% copper per tonne. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Most of the Deep Kerr and Lower Iron Cap mineral resources are classified as inferred mineral resources and are excluded from the reserves.

Mine Production Plan (2016 PFS Plan)

During the initial 33 years of mine life, the majority of ore is derived from open pits, with the tail end of this period supplemented by the initial development of underground block cave mines. After Year 1 ramp up, ore delivery to the mill during Year 2 to Year 35 is designed to be maintained at an average of 130,000 t/d. After depletion of the open pits, the mill processing rate will be reduced to about 96,000 t/d for 10 additional years, before ramping down to just over 61,000 t/d. The change in throughput matches the production levels from the block cave with appropriate ramp ups and ramp downs applied. The remaining few years use stockpile reclaim to supplement the declining production from the block caves at the end of the mine life.

Ore is mined from Mitchell open pit from Years 1 to 24. Mitchell transitions to block cave mining as the Mitchell pit is mined out. Ore is mined from Sulphurets open pit from Years 1 to 17. Kerr open pit supplements block cave mining from Year 25 to Year 34, and during these years, ore will be transported by an overland conveyor and rope conveyor system starting at the Kerr pit. Mitchell block cave is estimated to have a production ramp-up period of six years, steady state production at 20 Mt/a for 17 years, and then ramp-down production for another 7 years. Iron Cap is estimated to have a production ramp-up period of four years, steady state production at 15 Mt/a for 10 years, and then ramp-down production for another 9 years. The underground pre-production period would be six years, with first underground ore production from Mitchell and Iron Cap in Years 23 and 32, respectively.

All ore will be transported by train from the mine area through the MTT to the Treaty processing plant. The ore transport system will also include:

●	A conveyor through the Sulphurets-Mitchell Conveyor Tunnel (“SMCT”) and a connecting conveyor to transport ore from the Sulphurets pit to an ore stockpile at the Mitchell site.

●	A separate rope conveyor built to connect the Kerr pit to the SMCT conveyor across the Sulphurets Valley. Waste rock from the Kerr open pit is backfilled into the mined out Sulphurets pit. Ore from the Kerr open pit is transferred to the SMCT to deliver ore to the Mitchell pit site. Both the ore and waste rock that are primary crushed at the Kerr site will use the same rope conveyor transport system.

Infrastructure (2016 PFS Plan)

In Figure 3 below, the location of the proposed infrastructure is shown. Site access will be established from three fronts:

●	the 30 km Treaty Creek access road from Highway 37 to the Saddle Area and the Treaty processing plant;

●	the 35 km Coulter Creek access road that extends the Eskay Creek mine road to the Unuk River and on to the Mine Site;

●	the Winter access road from the Granduc mine to the Ted Morris Creek Valley to be used in the first few years of construction.

Copper concentrates produced at the Treaty plant will be transported by contract trucking firms via Highway 37 and 37A to one of the port vendors in Stewart, BC. A concentrate storage building (approximately 100 m by 66 m) will be required. Copper concentrates will be loaded via ship loader and shipped via ocean transport to overseas smelters.

Multiple staging areas will be used in the KSM Project, with the majority of equipment and materials anticipated to be delivered to the Port of Stewart, supplemented by overland freight delivered to Terrace or Stewart.

Trains will travel through the MTT on a conventional ballasted track structure, be electrically driven by an overhead catenary system, and be controlled by an automated train control system managed from a remote control room without an on-board operator. The trains will transport personnel, freight and fuel and the train staging areas will be accessible by road.

Figure 3 – KSM Project Layout

The tunnels will be driven in accordance with the BC Mines Act and Regulations using mechanized drill and blast techniques and will follow the conditions contained within the License of Occupation. The MTT are on the critical path of the construction schedule and have therefore been broken into two segments to allow for concurrent development workplaces resulting in a shorter total tunnel construction period. This will be accomplished with headings at the Treaty Valley, an adit as the saddle of a transecting valley, located 6.1 km from the Treaty portals, and by headings in the Mitchell Valley thus creating six active headings. During construction, rail will be installed in both the North and South tunnels for the future operations rail haulage system; however, only the North Tunnel will be used for hauling tunnel muck during construction.

Electric service for the KSM Project will be from BC Hydro’s Northern Transmission Line (“NTL”) that was completed in 2014 and parallels Highway 37. The NTL provides an economic and reliable source of power at an estimated cost of C$0.062/kWh or US$0.050/kWh.

The new 344 km long, 287 kV, NTL runs from the Skeena Substation on the BC Hydro 500 kV grid near Terrace, BC, to Cranberry Junction, from which point it roughly parallels BC Highway 37 to its terminus at Bob Quinn. A 30 km long, 287 kV transmission extension from the NTL will be constructed, originating at the Treaty Creek Switching Station (BC Hydro designation TCT) and terminating at the Treaty processing plant. This spur line will parallel the Treaty Creek access road in a common corridor. Land tenure for the right-of-way has been obtained. The Treaty Creek Switching Station on the NTL will be approximately 18 km south of Bell II. The KSM Project will take electrical service from the new NTL as a Transmission Service Customer under Schedule 1823 as published in the BC Hydro tariffs.

Seabridge commissioned BC Hydro to carry out a Facilities Study for the KSM Project, following the previously completed BC Hydro System Impact Study. The Facilities Study is the final evaluation required by the utility to define connection costs and terms of electric service. A draft version of the Facilities Study has been issued. Upon the final issue of the study, the parties will be in a position to sign a Facilities Agreement that, in conjunction with the Electricity Supply Agreement (ESA), forms the standard contract for the supply of electric power for a large bulk Transmission Service Customer such as Seabridge. The KSM Project, on the basis of the current application, has priority for service from the new NTL. Currently there is a reservation of 150 megavolt-ampere (“MVA”) for the KSM Project, but an application has been made to increase this to 200 MVA.

Several energy recovery and mini-hydro plants have been included in the KSM Project development plan. These plants generate electric power by making use of facilities already included in the KSM Project and will result in significant net project energy savings.

It was assumed for the Current KSM Report that the KSM Project will be constructed using the engineering, procurement, and construction management (“EPCM”) approach with a management team located at both the Mine Site and the Treaty OPC. The Owner will supply all the temporary construction camps and service contractors to manage daily activities on site.

Mine Site construction begins with the development of the site access roads to the water treatment plant area, WSF, tunnel entrances, Coulter Creek access road, and building locations. Early works material and equipment will be mobilized via the Winter Access Road and the pioneering road along the Coulter Creek access road alignment. Major equipment, general construction materials, and heavy earth moving equipment will be mobilized via the Coulter Creek access road. Construction material and equipment for the plant and tailings management area will be transported using the Treaty Creek access road. Helicopter support is planned to be used prior to Treaty Creek access road pioneering road completion. The construction schedule for both sites is coordinated around the development of the MTT.

Capital Cost Estimate (2016 PFS Plan)

An initial capital cost of US$5.005 billion is estimated for the project. Costs in the Current KSM Report are expressed in US Dollars, unless otherwise stated. Costs have been converted using a fixed currency exchange rate of US$0.80 to CDN$1.00. The expected accuracy range of the capital cost estimate is +25%, -10%. This estimate includes only initial capital, defined as all capital expenditures required to produce concentrate and doré. A summary of the major capital costs is shown in the following table.

Capital Costs (US$ million)

Direct Costs:
Mine Site	1,218
Process	1,336
Tailing Management Facility	441
Environmental	15
On-site Infrastructure	23
Off-site Infrastructure	120
Permanent Electrical Power Supply and Energy Recovery	159
Total Direct Costs	3,311
Indirect Costs:
Construction Indirect Costs	449
Spares	34
Initial Fills	20
Freight and Logistics	99
Commissioning and Start-up	6
Engineering Procurement and Construction Management (EPCM)	231
Vendor’s Assistance	23
Total Indirect Costs	862
Owner’s Cost	160
Contingency	671
TOTAL INITIAL CAPITAL	5,005

This 2016 PFS estimate is prepared with a base date of Q2 2016. The estimate does not include any escalation past this date. Budget quotations were obtained for major equipment. The vendors provided equipment prices, delivery lead times, freight costs to a designated marshalling yard, and spares allowances. The quotations used in this estimate were obtained in Q1/Q2 2016, and are budgetary and non-binding. Pricing for all major equipment is based on budgetary quotations provided by vendors obtained in Q1/Q2 2016. For non-major equipment, pricing is based on in-house data or recent quotes from similar projects.

All equipment and material costs are based on FCA (Free Carrier) Ex-works (Incoterms 2010). Other costs such as spares, taxes, duties, freight, and packaging are covered separately in the indirect costs section of the capital cost estimate.

Sustaining capital costs were also estimated leveraging the same basis of information applied to the initial capital estimate with respect to vendor quotations, labour, and material costs. The sustaining capital costs total US$5.503 billion and consist of:

●	open pit mine development, principally mobile fleet replacement

●	underground mine development at Mitchell and Iron Cap block cave mines

●	process improvements, principally at Mitchell and Treaty OPC, MTT, and SMCT

●	TMF expansions, mainly comprising dam raises and CIL basin expansions

●	permanent electrical power supply and energy recovery systems

●	Project indirect costs, including construction indirects, spares, freight and logistics, EPCM, vendor assistance, and contingency.

Operating Cost Estimate (2016 PFS Plan)

The average operating cost for the KSM Project is estimated at US$12.03/t milled at the nominal process rate of 130,000 t/d or US$12.33/t for the LOM average as shown in the table below. The cost estimates in this table are based upon budget prices in Q1/Q2 2016 or based on the data from the database of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.80. The expected accuracy range of the operating cost estimate is +25%/-10%.

The estimates do not include energy recovery credit (approximately US$0.12/t milled LOM) from mini hydropower stations and the cost (approximately US$0.15/t milled LOM) related to Provincial Sales Tax (PST).

LOM Average Unit Operating Costs (US$ Per Tonne Milled)

	At the Nominal Feed Rate of 130,000 t/d		LOM Average (US$/t milled)
	(US$ M/a)	(US$/t milled)*
Mine
Mining Costs – Mill Feed	190.2**	4.59**	4.59
Open Pit – Mill Feed	-	4.40**	4.40
Block Caving – Mill Feed	-	4.99**	4.99
Mill
Process	251.1	5.29	5.34
G&A and Site Service
G&A	43.3	0.91	1.03
Site Service	18.9	0.40	0.44
Tailing and Site Water Management
Tailing Dam Management	6.1	0.13	0.13
Selenium Water Treatment	9.4	0.20	0.21
HDS Water Treatment	22.0	0.46	0.53
Mine Site Water Pumping	2.5	0.05	0.06
Total Operating Cost	543.5	12.03	12.33

Notes:	* - The estimates, excluding mining operating costs, are based on a mill feed rate of 130,000 t/d; the costs do not reflect higher unit costs late in mine life when the mill feed rates are lower.

** - Mining operating costs are LOM average unit costs calculated by total LOM operating costs divided by LOM process tonnages; mining operating costs exclude mine pre-production costs. The annual cost is the LOM average cost.

Power will be supplied by BC Hydro at an average cost of C$0.062/kWh or US$0.050/kWh at the plant 25 kV bus bars, based on the BC Hydro credits for energy conservation by use of HPGR and similar, and the cost of “peaking” power to avoid a BC Hydro contract demand of over 150 MVA. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating costs. Power costs for site services, water treatment plants, TMF seepage water pumping, and the Mine Site water pumping are included in their area costs separately.

The estimated electrical power costs are based on the 2016 BC Hydro Tariff 1823 – Transmission Service Stepped Rate and Schedule 1901 – Deferred Account Rate Rider. The electrical power costs also account for local system losses and include 7% PST, which is not treated as an Input Tax Credit (“ITC”). The rates take advantage of the implementation of BC Hydro-approved energy conservation measures in the plant design phase, including the HPGR circuit, which will greatly reduce the costlier Tier 2 power in the BC Hydro stepped-rate Schedule 1823. The 5% Goods and Services Tax (GST) is not included in the power rates as it is an ITC.

The operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment, and G&A. The hydropower credit from recovered hydro-energy during mining operations is not accounted for directly against operating cost estimate, but is included in the economic financial analysis. Sustaining capital costs including all capital expenditures after the process plant has first been put into production are excluded from the operating cost estimate.

Economic Evaluation (2016 PFS Plan)

The economic evaluation was prepared on both a pre-tax financial and a post-tax financial model.

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 7	Life of Mine
Total Tonnes to Mill (000s)	323,000	2,199,000
Annual Tonnes to Mill (000s)	46,100	41,500
Average Grades
Gold (g/t)	0.82	0.55
Copper (%)	0.24	0.21
Silver (g/t)	2.8	2.6
Molybdenum (ppm)	48	43
Total Production
Gold (000s oz)	6,530	28,600
Copper (000s lb)	1,435,000	8,270,000
Silver (000s oz)	18.2	114,700
Molybdenum (000s lb)	11,200	62,100
Average Annual Production
Gold (000s oz)	933	540
Copper (000s lb)	205,000	156,000
Silver (000s oz)	2,600	2,160
Molybdenum (000s lb)	1,590	1,170

A cash flow analysis was prepared using four metals price scenarios. In the base case scenario, the three-year trailing average (as of July 31, 2016) prices for gold, copper, silver and molybdenum were used, consistent with industry standard and in compliance with the guidance of the United States Securities and Exchange Commission and NI 43-101. In addition to the base case, three metal price/exchange rate scenarios were also developed: the first uses the metal prices and exchange rate used in mine optimization and design (2016 Design Case); the second uses the spot metal prices and closing exchange rate on July 1, 2016 (Recent Spot Price Case); the third uses higher metal prices to indicate upside potential (Alternate Case). The input parameters and results of all four scenarios on a pre- and post-tax basis can be found in the following table.

Summary of the Pre- and Post-Tax Economic Evaluations (2016 PFS Plan)

	Unit	Base Case	2016 Design Case	Recent Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,230.00	1,200.00	1,350.00	1,500.00
Copper	US$/lb	2.75	2.70	2.20	3.00
Silver	US$/oz	17.75	17.50	20.00	25.00
Molybdenum	US$/lb	8.49	9.70	7.00	10.00
Exchange Rate	US:Cdn	0.80	0.83	0.77	0.80
Pre-Tax Economic Results
NPV (at 0%)*	US$ M	15,933	13,727	16,101	26,319
NPV (at 3%)	US$ M	6,217	5,128	6,461	11,138
NPV (at 5%)	US$ M	3,263	2,510	3,507	6,541
NPV (at 8%)	US$ M	960	475	1,175	2,928
IRR	%	10.4	9.2	11.1	14.6
Payback	Years	6.0	6.5	5.6	4.1
Cash Cost/oz Au**	US$/oz	277	311	404	183
Total Cost/oz Au**	US$/oz	673	720	787	580
Post-Tax Economic Results
NPV (at 0%)*	US$ M	9,983	8,537	10,109	16,721
NPV (at 3%)	US$ M	3,513	2,789	3,691	6,696
NPV (at 5%)	US$ M	1,539	1,028	1,718	3,663
NPV (at 8%)	US$ M	-2	-343	161	1,282
IRR	%	8.0	7.0	8.5	11.4
Payback	Years	6.8	7.4	6.4	4.9

*	undiscounted cash flow
**	net of by-product

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs. The analyses are presented in the Current KSM Report graphically as financial outcomes in terms of pre-tax NPV, IRR and payback period. The KSM Project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price and capital costs. The IRR is most sensitive to exchange rate, capital costs and gold price followed by operating costs and copper price. The payback period is most sensitive to gold price and exchange rate followed by capital costs, copper price and operating costs. Since the majority of costs are in Canadian dollars and the economic analysis is developed in American dollars, a significant increase in the exchange rate by 30% will result in a significant increase in the costs when converted to American dollars and this leads to sharp increase in the payback period. Also, when gold price decreases by 30%, the revenue side decreases significantly and this results in sharp increase in the payback period. Financial outcomes are relatively insensitive to silver and molybdenum prices.

Recommendations

2016 PFS Plan Recommendations

The key recommendations for advance studies emanating from the 2016 PFS focus on improving both open pit and underground mine design through additional drilling and testing; water related topics to further refine the inputs and results of site wide water balance analyses from the construction period through closure; and tunnels to develop more design-specific information to assist in reducing Project and operational risk and associated construction and operating costs. Other recommendations address data collection needs for RSFs, ore transportation, TMF, metallurgical testing, and process engineering.

Future Development Activity

The Issuer plans to continue to pursue a joint venture or sale of the KSM Project. Since it does not intend to build or operate the KSM Project and the KSM Project includes multiple deposits and provides a joint venture partner (or purchaser) significant flexibility in the design of the KSM Project in accordance with its priorities and risk tolerance, the Issuer believes that it does not make sense for it to start into preparing a feasibility study on the KSM Project on its own. The Current KSM Report includes recommendations on additional work that could be completed to advance the KSM Project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. Since a transaction to form a KSM joint venture, or a sale of the KSM Project, could be concluded in less than a year, the Issuer plans its work to advance the KSM Project on an annual basis. When the results of one year’s work have been received and reviewed, planning for the next year begins. When planning its programs, the Issuer will consider the recommended work in the Current KSM Report, but the Issuer will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide, and the timing and cost of performing this work are difficult to predict. Certain data collection work and studies that are likely required regardless of the ultimate KSM Project design and steps towards satisfying conditions in its environmental assessment certificate have been undertaken and work on them is likely to continue. Plans for each year are typically announced in the second quarter of the year and budgets are established before that time.

2016 - 2020 Exploration

Exploration activities at the KSM Project are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President, Exploration of Seabridge. The following information regarding the 2016 - 2020 exploration activities at KSM was prepared by or under the supervision of William Threlkeld, a qualified person for the purposes of NI 43-101.

Kerr

The Issuer’s exploration program at Kerr in 2016 proposed core drilling designed to expand the block cave shapes that confined the Deep Kerr resource estimate. The drill program was carefully designed to optimize the prospective mine plan at Kerr. Five holes were completed in 2016 which expanded the known resource about 500 meters along strike to the south at grades consistent with the deposit’s inferred resource. These results were then added to the existing database and a new inferred resource estimate was announced in February, 2017. Drilling during the 2016 campaign corroborated the major controls identified in past drilling with respect to copper and gold distribution and the predictability of the resource model.

The results from Deep Kerr drilling were incorporated in the resource estimate for the KSM Project as of December 31, 2019 disclosed above.

In order to facilitate cost-effective underground exploration drilling of the Kerr Deposit at depth compared to surface drilling, in 2016 the Issuer applied for and, in 2016, received permits from the BC Government necessary to develop an exploration adit into the deposit. The proposed 2,100 meter long adit would be collared in the Sulphurets Valley at the base of Kerr Mountain, declining at a 12 percent grade parallel to the footwall of the Kerr deposit, allowing access to mineralized zones that have only been tested to depths approximately 1,800 meters below surface. To date, all drilling at Kerr has been from surface, resulting in very long holes which are slow and expensive to drill. The adit will be needed to upgrade Deep Kerr’s inferred resource to higher categories. The adit will also provide the opportunity to collect additional geotechnical information required to finalize the development of a block cave underground mine plan for the Kerr Deposit.

Iron Cap

In 2017, the Issuer’s exploration program at KSM focused on targets emerging from the last drill hole in the 2016 drill program, hole IC-16-62, which returned an interval of 555.2 meters grading 0.83 g/t gold, 0.24% copper and 4.4 g/t silver beginning at a depth of 353 meters in the Lower Iron Cap zone, but also included a shallower blind discovery beginning at a depth of 201 m and continuing over an interval of more than 60.7 meters averaging 1.20 g/t gold, 0.95% Cu and 4.1 g/t silver. Off set drilling of the deeper interval tested for continuity of this mineralization down plunge of the existing resource at the time, which holes would also pass through the shallower interval.

In the drill program in 2017 the Issuer completed 11 holes and 10,383 m of drilling. All 11 holes returned wide zones of significant grade, but the final 3 holes included long runs of some of the highest metal values found to that date at the KSM Project.

In 2018 the Issuer continued drilling at Iron Cap to test the down plunge projection of the high grade core zone of the Iron Cap Deposit to the west of the current resource. The 2018 program also included drilling to evaluate the relative positioning between Iron Cap resources and the currently planned alignment of the Mitchell-Treaty Tunnel and additional geotechnical and model confirmation drilling to help refine engineering parameters for the deposits. The program successfully confirmed the down plunge projection at Iron Cap.

The results from Iron Cap drilling were incorporated in the resource estimate for the KSM Project as of December 31, 2019 disclosed above.

The new Iron Cap resource is expected to take a more prominent place in future mine plans. Favourable capital and operating costs should be possible due to its larger size and higher grade and its proximity to the proposed Mitchell-Treaty Twin Tunnel alignment and other key infrastructure, all of which could result in Iron Cap making a strong contribution to improving Project economics.

New Deposits and Follow-up Drilling

Continuous exploration at KSM since 2005 has recognized the potential for undiscovered porphyry deposits west of the exposed deposits and at depth below the Sulphurets Thrust Fault (“STF”) system. Several potential blind targets have been identified but did not merit attention while the corporate focus was on delineating mineral resources and supporting reserves to the point where the information was sufficient to prepare for final feasibility determination. High definition magnetic surveys and historical drilling have identified porphyry style targets separate from, but in the vicinity of, the Mitchell and Iron Cap deposits. In 2019, the Issuer’s attention turned to these targets.

Deep penetrating geophysical techniques were employed in 2019 to improve resolution on targets and generate discrete zones for testing in the future. New Z-Tipper Axis Electromagnetic (ZTEM) surveys and 3D IP surveys were completed. Data was integrated into a digital 3D earth model by Mira Geoscience. These results are now being integrated with historical MT surveys, airborne high-resolution magnetic survey, bore hole geophysical surveys and geological mapping. Geophysical profiles indicate that these targets can be tested from surface but would likely be evaluated as bulk underground opportunities. The Issuer does not have plans to drill these targets in the near future, but believes they establish further upside potential at KSM.

Also, in the 2019 program, the Issuer completed exploration drilling totaling 6,121 meters in 26 drill holes. Drilling was within the 2016 proposed Sulphurets Pit limits, at the margins of the Sulphurets deposit with 24 of the 26 holes intersecting plus 1.0 g/t gold material. These holes evaluated several occurrences that are now captured in current resource model for the KSM Project as of December 31, 2019.

Independent Geotechnical Review Board

In January, 2015, the Issuer established an Independent Geotechnical Review Board (IGRB) for the KSM Project to review and consider the Project’s TMF and WSF with a focus on their structural stability and integrity. The IGRB is in place to provide independent, expert oversight, opinion and advice to Seabridge on the design, construction, operational management and ultimate closure of the TMF and WSF. The IGRB has unimpeded access to all technical data necessary to enable them to assess KSM’s TMF and WSF on an ongoing basis to ensure that these structures meet internationally accepted standards and practices which effectively minimize risks to employees, lands and communities.

There are four core members of the IGRB and four support members whose expertise will be called upon as needed. The IGRB comprises the following leading experts in their fields:

Name	Education and Experience
Dr. Andrew Robertson (Chairman, Core Member)	B.Sc. in Civil Engineering, a Ph.D. in Rock Mechanics and 50 years of experience in mining geotechnics, of which 42 years were gained while practicing from his home base in Vancouver, Canada.
Dr. Gabriel Fernandez (Core Member)	Civil Engineer, M.S. in Soil, Ph.D. in Geotechnical Engineering and has over 45 years of experience.
Mr. Terry Eldridge (Core Member)	P.Eng., FEC and has over 35 years of experience in the investigation, design, construction and closure of mine waste management facilities.
Mr. Anthony Rattue (Core Member)	P.Eng. and has over 45 years of experience in geotechnical engineering.
Dr. Leslie Smith (Support Member)	Professor in the Department of Earth, Ocean and Atmospheric Sciences at the University of British Columbia, where he holds the Cominco Chair in Minerals and the Environment, and has 45 years of experience in hydrogeology in the topic areas of groundwater flow and contaminant transport, numerical modeling, groundwater – surface water interactions, and applications of hydrogeology in mining.
Dr. Ian Hutchison (Support Member)	Ph.D. in Civil Engineering and has over 45 years of experience in the planning design and construction of mining and heavy civil engineering facilities in North and South America and Southern Africa.
Mr. Jim Obermeyer (Support Member)	M.S. in Civil Engineering with a specialty in Geotechnical Engineering, a licensed professional engineer in Colorado, Arizona, New Mexico, Montana and Wyoming, and has 45 years of experience in Civil and Geotechnical Engineering and managing and coordinating multidisciplinary projects.
Dr. Jean Pierre Tournier (Support Member)	Ph.D. in Civil Engineering - Soil Mechanics and has 40 years of experience in the design and construction of hydroelectric developments.

The initial IGRB review of Seabridge Gold’s TMF and WSF design was conducted between March 9 and 12, 2015 and was developed to answer five questions: (1) Are dams and structures located appropriately; (2) Are dam sections, materials, construction methods and sequencing appropriate for the site; (3) What are the greatest design, construction and operating risks; (4) Are the facilities designed to operate effectively, and: (5) Are the facilities designed to be safe? The Board concluded that it was satisfied with the project’s designs and responded favourably to all five questions, as highlighted in the Board’s first report which was released in April 2015. Additionally, the Board presented a series of recommendations for Seabridge to consider during the ongoing engineering design of TMF and WSF as advancement continues.

Since 2015 the IGRB has held six more meetings and the Issuer has issued Reports 1 through 5 and is waiting to receive the finalized reports for the sixth and seventh meetings which occurred in July 2018, November, 2019, September, 2020 and November, 2021.

All IGRB reports issued are posted to the Issuer’s KSM Project website at www.ksmproject.com.

East Mitchell Property

Acquisition of East Mitchell (formerly Snowfield) Property

KSMCo, entered into a property purchase agreement dated December 4, 2020 with Pretium Exploration Inc. (“Pretium”), a wholly-owned subsidiary of Pretium Resources Inc. (“Pretium Resources”), and Pretium Resources (the “Acquisition Agreement”), whereby KSMCo agreed to acquire from Pretium all property, assets and rights relating to the mineral claim now named the “East Mitchell Property” (the “East Mitchell Property”). The East Mitchell Property is immediately adjacent to the mining leases forming part of the KSM Project.

On December 17, 2020, the Issuer announced that KSMCo had completed the acquisition of a 100% interest in the East Mitchell Property in accordance with the terms of the Acquisition Agreement (the “Acquisition”). As consideration for the Acquisition, KSMCo: (i) paid Pretium cash consideration of US$100 million; (ii) granted to Pretium a 1.5% net smelter returns royalty in respect of minerals produced from the claims comprising the East Mitchell Property (the “EM NSR”); and (iii) agreed to pay Pretium a cash payment of US$20 million within six months following the announcement by KSMCo of the completion of a feasibility study recommending placing the KSM Project into commercial production, if such study includes reserves from the East Mitchell Property (the “Deferred Payment”).

As a result of the Acquisition, KSMCo holds a 100% interest in all property, assets and rights relating to the East Mitchell Property, subject to:

(a)	an existing 1% NSR royalty on a portion of the mineral claim, which NSR royalty is capped at US$650,000; and

(b)	the EM NSR.

The EM NSR is subject to a right of first refusal granted to the Issuer in the event that Pretium wishes to sell the EM NSR. Pursuant to the Acquisition Agreement, US$15 million of the Deferred Payment has been treated as an advanced royalty payment to be credited against amounts payable pursuant to the EM NSR.

The rationale for purchasing the East Mitchell Property related to its potential to be incorporated into a new development plan for the KSM Project and improve the expected economic performance of the KSM Project. The Issuer also completed the acquisition of the East Mitchell Property in order to facilitate the Issuer addressing a number of access and control issues relating to environmental management of the Issuer’s KSM Project, with the potential ultimately to yield better environmental performance of the KSM Project at a lower cost.

At the time of the acquisition of East Mitchell, the Issuer did not consider the East Mitchell Property, nor the increase in mineral resources of the Issuer arising from the acquisition of the East Mitchell Property, to be material to the Issuer. As a stand-alone property owned by the Issuer, the East Mitchell Property would not be material to the Issuer and, if it is considered part of the KSM Project, insufficient engineering work had been done to determine how it could be integrated into the KSM Project to know its impact. Following additional exploration and engineering activities in 2021, the Issuer is currently preparing a new KSM Technical Report that is expected to incorporate East Mitchell into the KSM project. This new Technical Report is expected to be completed in June 2022

Description of the East Mitchell Property

East Mitchell Property Tenure and Locations

The East Mitchell Property is composed of one mineral claim (509216) totaling 2,142.2 ha in area.

The mineral claim that makes up the East Mitchell Property is in good standing until 2031 and the only annual maintenance costs associated with owning the East Mitchell Property are a US$1,666.67 annual advance minimum royalty payment.

The East Mitchell Property lies immediately east of Seabridge Gold’s KSM Project and directly north of Pretium’s Brucejack mine. The East Mitchell Property is situated in the same valley that hosts Seabridge’s Mitchell deposit (see map below). Disclosure above in respect of the KSM Project relating to its location and condition is generally applicable to the East Mitchell Property.

Figure 4 – Location of East Mitchell Resource Relative to KSM Deposits

East Mitchell Property Geology

The East Mitchell Property and the surrounding Sulphurets district are underlain by the Upper Triassic and Lower to Middle Jurassic Hazelton Group of volcanic, volcaniclastic and sedimentary rocks. The Hazelton Group lithologies display fold styles ranging from gently warped to tight disharmonic folds. Northerly striking, steep normal faults are common and syn-volcanic, syn-sedimentary, and syn-intrusive faults have been inferred in the region. Minor thrust faults, dipping westerly, are common in the region and are important in the northern and western parts of the Sulphurets area in regard to the interpretation of mineralized zones. Metamorphic grade throughout the area is, at least, lower greenschist. Based upon geological mapping, petrographic studies, and recent drilling results, the mineralized rocks are interpreted to be a subaerial and subaqueous volcanic arc sequence forming a moderate north-westerly-dipping sequence of predominantly andesitic autochthonous breccia flow, lithic, crystal, and lapilli tuff.

The Sulphurets Thrust Fault, situated approximately one km west of the East Mitchell Deposit, is a west dipping, northerly-striking structure that places Triassic Stuhini Group over the Lower Jurassic, Hazelton Group rocks, part of the regional Mesozoic Skeena fold and thrust belt. The Mitchell Thrust Fault, located in the Mitchell Valley, separates quartz-syenite and volcanic rocks above it from dominantly intrusive rocks of the Mitchell deposit beneath. Two northerly-striking, post-mineralization high-angle faults are east and west of the East Mitchell Zone, the Brucejack and Snowfield Faults respectively. The left-lateral and eastside-down, vertical Snowfield Fault formed during southeast directed thrusting which produced the Mitchell and Sulphurets thrusts preserving the East Mitchell Deposit. The Brucejack Fault is a more regional northerly-striking structure that transects the Sulphurets district, truncating geological features and influencing topography.

The East Mitchell Deposit is a near-surface, low grade, bulk tonnage, porphyry-style gold deposit with associated silver, copper, molybdenum and rhenium mineralization.

Gold mineralization is hosted by schistose, pervasively altered (quartz-sericite-chlorite) volcanic and volcaniclastic rocks and instrusions that contain 1% to 5% disseminated pyrite, veinlets of tourmaline, molybdenite, and abundant younger calcite veinlets.

Sampling, Analysis and Data Verification

Exploration programs on the East Mitchell Property have been conducted by various operators following different sampling procedures. After acquiring the East Mitchell Property, Pretium established procedures for logging core, security of samples and sample preparation. Samples were analysed and tested by fire assay by the ALS Chemex lab in Vancouver. In September, 2010, independent verification sampling was done on the diamond drill core and generally it returned results consistent with the results reported by Pretium. The Issuer has confirmed that a QA/QC program was followed by Pretium, including standard, blanks and duplicates, and the data verification process demonstrated the data was of excellent quality.

Mineral Resources

In 2010, Pretium purchased a 100% interest in the claims that make up the East Mitchell Property and the Brucejack project area from Silver Standard. In 2010, Pretium completed additional drilling at the East Mitchell Property. In 2011, Pretium filed a NI 43-101 report incorporating the 2010 drilling titled “Technical Report and Updated Resource Estimate on the Snowfield Property” (the “2011 Snowfield Study”). The 2011 Snowfield Study was prepared by P&E Mining Consultants Inc. with an effective date of February 18, 2011.

In the 2011 Snowfield Study, mineral resources were estimated from 192 drill holes totaling 76.4 km in length. Grade capping levels were derived for each resource domain from examination of probability and capping graphs. Bulk density values were derived from a total of 601 measurements and applied per lithological unit. Conceptual optimized Whittle pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred). Commodity prices are based on the three-year trailing average as of December 31, 2010. The results from the optimized pit-shells were used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction. Mineral resources reported in the 2011 Snowfield Study, and summarized in the table below, were calculated using a 0.30 g/t Au equivalent cut-off, as constrained within the optimized pit shell.

SNOWFIELD ESTIMATED MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AUEQ. (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained(3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred(2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5

(1)	Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)	The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)	Contained metal may differ due to rounding. “Moly” refers to molybdenum. “Rhen” refers to rhenium.

Since 2017, Pretium has only reported expenditures on the East Mitchell Property in 2018, 2019 and 2020 relating to environmental work, but these expenditures are simply an allocation of a percentage of the overall environmental expenditures for Pretium’s operations in the area. There is currently no debt associated with the East Mitchell Property and the British Columbia government has been satisfied with the posting of a CDN$100,000 bond to cover the reclamation liability associated with it.

Seabridge completed work to verify the resource estimate in the 2011 Snowfield Study using the data and assumptions used for the 2011 Snowfield Study and has concluded that the resource estimate in the 2011 Snowfield Study is relevant and reliable. No material work has been completed on the East Mitchell Property since the February 2011 mineral resource estimate and Seabridge considers it a current estimate. William E. Threlkeld, Senior Vice President, Exploration of Seabridge, prepared or supervised the verification work performed by Seabridge on the 2011 Snowfield Study resource estimate. Mr. Threlkeld is a qualified person for the purposes of NI 43-101.

Planned Work

Seabridge believes that due to its close proximity to the KSM Project, the East Mitchell deposit has the potential to be incorporated into the KSM Project as its fifth deposit. However, in order to ascertain whether the incorporation of the East Mitchell Property resources can provide worthwhile economic improvements to the KSM Project, significant additional engineering, metallurgy and design work are required. Seabridge plans to undertake this work over the next several years. If engineering and design work show potential material improvements to the economics of the KSM project, the current development plan may be modified to capture such improvements.

In 2021 the Issuer completed a drill program at the East Mitchell Property that has demonstrated the ability to integrate the East Mitchell deposit into the greater KSM Project. Geological modeling of these results show the East Mitchell deposit is the upper part of the Mitchell deposit with essentially identical controls on metal distribution and complementary metallurgy, enabling a combined surface mining scenario for initial production at KSM. Based on this conclusion, the Issuer is confident that the integration of East Mitchell into the KSM Project will support a reshaping of the KSM Project which is likely to enhance gold reserves, projected annual gold production and payback while also deferring capital expenditures associated with block-cave development. Affirmation is expected late in the second quarter when a new KSM Preliminary Feasibility Study (“PFS”) is scheduled for completion.

The Issuer does not consider the East Mitchell Property nor the increase in mineral resources of the Issuer arising from the acquisition of the East Mitchell Property to be material to the Issuer. As a stand-alone property owned by the Issuer, the East Mitchell Property would not be material to the Issuer and, if it is considered part of the KSM Project, insufficient engineering work has been completed to demonstrate how it could be integrated into the KSM Project to know its impact.

Courageous Lake Project

Overview

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property. The Project is in the Slave Structural Province within the Courageous Lake greenstone belt (“CLGB”), which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup. Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity. These felsic volcanic lithologies are the predominant host of the FAT deposit.

The property lies in a historic mining district and includes two past producing gold mines. Year round access is available by air only, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes. During mid-winter, access is available via a winter road which branches from the main Tibbitt to Contwoyto winter road.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002. Seabridge has completed additional extensive exploration and advancement on the property, culminating in the preparation of a preliminary feasibility study in 2012. Since the preparation of the pre-feasibility study the focus of activities on the property has been on finding new deposits along the CLGB and, in March, 2014, the Issuer announced a resource estimate for a newly discovered higher grade deposit at Walsh Lake. After the announcement of the resource estimate in 2014 the Issuer only completed very limited exploration work on the Property from 2015 to 2017. However, in February, 2018 a new drill program started on additional targets for new deposits along the CLGB and identified two new targets for further drilling, Marsh Pond and Olsen.

Property Acquisition

In May 2002, the Issuer entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres. The purchase by Seabridge closed on July 31, 2002. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property. A further US$1.5 million was paid to Newmont/Total in March 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days. The final US$1.5 million was paid to Newmont/Total in February 2004 as a result of the spot price of gold closing above US$400 per ounce for 10 consecutive days. Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, Seabridge Gold (NWT) Inc. (formerly, 5073 N.W.T. Ltd.). The obligations of Seabridge Gold (NWT) Inc. (“Seabridge NWT”) under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.

In 2004, Seabridge entered into an option to acquire an additional property (“Red 25”) in the area. Seabridge completed the payments required to acquire the property in 2017 and now holds title to Red 25. Subsequent to this acquisition, Seabridge staked contiguous open ground totaling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement with Newmont/Total, including the 2% royalty.

Land Status

As of December 31, 2021, the Courageous Lake property is comprised of 84 Territorial mining leases, 1 Territorial mining claim, three Federal (AANDC) mining leases and one Federal (AANDC) mining claim, having a combined area of 50,228 hectares. Seventeen of the mining leases were acquired from Newmont/Total as described above. The mining leases are encumbered by two Royalty Agreements and two Debentures registered in favour of Newmont Canada Limited and Total, respectively. The royalties apply to a 2 km area of interest from and parallel to all exterior boundaries of the mining leases originally acquired from Newmont/Total.

The 26 Federal mining claims were staked on behalf of Seabridge NWT and are currently recorded 100% to Seabridge NWT (under its former name 5073 NWT Ltd.). There are no liens, charges or encumbrances registered against title to the staked mining claims (except to the extent they lie within the 2 km area of interest and are subject to the Newmont/Total royalty).

The Red 25 mining lease was acquired by Seabridge NWT from Bathurst Inlet Developments (1984) Limited in 2017, under an Option to Purchase Agreement. The Red 25 mining claim was converted to a mining lease on February 6, 2012.

Courageous Lake Preliminary Feasibility Study of September 2012

In 2011 the Issuer completed a preliminary economic assessment of the Courageous Lake Project and, based on the results of this assessment, decided to engage independent consultants to prepare the first Preliminary Feasibility Study for the Courageous Lake Project. On September 5, 2012, a preliminary feasibility study for the Courageous Lake Project was completed by Tetra Tech, and incorporates the work of a number of independent industry-leading consulting firms. The preliminary feasibility study was revised and reissued on November 11, 2014 to also state the economic analysis therein on an after-tax basis. This revised report has an effective date of September 5, 2012, is entitled “Seabridge Gold Inc. – Courageous Lake Prefeasibility Study” (the “2012 CL PFS Report”) and is available on SEDAR at www.sedar.com. The consultants who participated in preparation of the 2012 CL PFS Report and their responsibilities are as follows:

●	Tetra Tech Inc., under the direction of Jianhui (John) Huang, Ph. D., P.Eng. (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Sabry Abdel Hafez, Ph.D., P.Eng. (financial evaluation)

●	Moose Mountain Technical Services under the direction of James Gray, P.Eng. (mining, mine capital and mine operating costs)

●	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P.Eng. (power generation)

●	ERM Consultants Canada Ltd. under the direction of Pierre Pelletier, P.Eng. (environmental matters)

●	Golder Associates Ltd. under the direction of Albert Victor Chance, P.Eng. (open pit slope stability)

●	Tetra Tech EBA Inc. under the direction of Nigel Goldup, P.Eng. (tailings, surface water management and waste rock storage facilities, and surficial geology) and Kevin Jones P.Eng. (airstrip upgrade)

●	SRK Consulting (Canada) Inc., under the direction of Stephen Day, M.Sc., P.Geo. (metal leaching and acid rock drainage)

●	Resource Modeling Inc. under the direction of Michael Lechner, P.Geo., RPG, CPG (mineral resources)

The following (to “Exploration after 2012 CL PFS”) summarizes information from the 2012 CL PFS Report. Devolution of certain jurisdiction, including management of lands and water resources, from the federal government to the Northwest Territories government occurred in April, 2014, after the date of the 2012 CL PFS Report, and, although the Issuer does not consider this material to the information regarding permits in the 2012 CL PFS Report, the regulatory authority involved will differ in certain cases from those specified in the 2012 CL PFS Report.

Mineralization

Sulfide mineralogy in the FAT deposit is relatively simple and consists of pyrite, pyrrhotite, arsenopyrite, sphalerite, and chalcopyrite in decreasing order of abundance. While all of these minerals can be found in the mineralized zones, only arsenopyrite has a consistent correlative relationship to gold concentrations. Arsenopyrite occurs in three distinct habits: acicular disseminated crystals, anhedral disseminated clots, and euhedral crystals in fractures. The acicular variety tends to have the clearest association with higher-grade gold mineralization.

Mineral Resources

In late 2011 and early 2012, RMI constructed a new resource model incorporating 2011 drilling results and an updated geologic interpretation that was completed by Seabridge’s geologic staff. Block gold grades were estimated using a series of nested inverse distance cubed interpolation runs within mineral zone wireframe boundaries. Additional constraints were implemented for the updated model using indicator probabilities and a more selective search strategy referred to as “dynamic anisotropy”. The estimated block grades were classified into measured, indicated, and inferred categories using a combination of distance to drilling data, the number of drill holes used to estimate block grades, and a wireframe shape reflecting mineralized continuity. The following table summarizes the undiluted measured, indicated, and inferred mineral resources of the Courageous Lake deposit at a 0.83 g/t gold cut-off grade. The measured and indicated mineral resources in the Table below are inclusive of mineral reserves.

Summary of Undiluted Gold Resources

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
13,401	2.53	1,090	93,914	2.28	6,884
Measured and Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
107,315	2.31	7,974	48,963	2.18	3,432

Note:	This table does not include the results of the 2012-13 exploration programs at the Courageous Lake Project. These resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors”. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Mine Planning

Pit Limits

MMTS has produced a series of LG pit shell optimizations for the Courageous Lake deposit using the resource model provided by RMI. The pit optimizations use mining, processing, tailing management, general and administrative (G&A) costs, and process metal recoveries. The processing cost includes a gold plant to produce doré on site. Only measured and indicated resource classes are used in the pit optimization.

Cut-off Grade is determined using an estimated Net Smelter Return (NSR) in CDN$/t, which is calculated using Net Smelter Prices (NSP). The NSR (net of offsite refining charges and onsite mill recovery) is used as a cut-off item for break-even economic material selection. The NSP includes metal prices, US$ exchange rate, off-site transportation, and refining charges. The metal price used is US$1,244 per ounce and resultant NSP is CDN$41.98 per gram.

The ultimate economic pit limit for the 2012 CL PFS Report is selected using the Base Case price described above. Typically a time discounted value analysis would be used on a project with a 15- to 20-year mine life to maximize the NPV and IRR. However, when this is done, deeper ore grade material is discounted more heavily and often the pit size is decreased. Even though a discounted value analysis could possibly improve the financial results of this prefeasibility-level study by limiting the mining to shallower ore, the discounted method was not chosen. Instead the larger, less economic, pit limit has been selected as a basis for this study to maximize the mineable resource in anticipation that future exploration will upgrade the inferred material internal in the pit, to a measured or indicated resource. Future studies will consider a time discounted economic pit analysis after the inferred material has been drilled.

The in-situ LG pit delineated resource summarized in the table below uses a NSR cut-off grade of CDN$20.10 per tonne but does not include any mining dilution or mining loss.

Measured and Indicated LG Pit Resources

In situ Pit Resources (Million tonnes)	Au (g/t)	Mine Rock (Million tonnes)	Strip Ratio
86	2.35	935	10.8

The total in-situ metal contained in the chosen LG ultimate pit is estimated to be 6.5 Moz of gold. The mineral resources in the Table above are inclusive of mineral reserves.

Mining Operations

Mining operations, methods, and equipment would be typical of open-pit mining in northern Canada. The Courageous Lake Project would be a large-capacity operation that utilizes large-scale equipment for the major operating areas in order to generate high productivities, and reduce unit and overall mining costs. The maximum size of the large mining equipment would be constrained by the maximum loads, which can be delivered along the winter road.

Dilution and mining loss estimates consider the selective mining method required to efficiently extract the narrow near vertical lenses that characterize the Courageous Lake mineralized zones. Proven and Probable Reserves are estimated using diluted whole block grades with additional mining dilution and loss varying by the number of block model resource contact edges with waste blocks.

The grade of dilution material is derived from blocks in the model that are just below the specified cut-off grade. Internal dilution contained in the block model accounts for the rest of the expected mining dilution.

Estimated proven and probable reserves are stated in the table below. The mineral reserves in the Table below are included in measured and indicated mineral resources stated elsewhere in this AIF.

Proven and Probable Reserves

Class	Ore (Million Tonnes)	Au (g/t)	Contained Metal (Million Ounces)
Proven	12.3	2.41	0.96
Probable	78.8	2.17	5.50

Mineral Processing

Seabridge has conducted five major metallurgical testing programs since 2003. The comminution consists of primary crushing by gyratory crusher, secondary crushing by cone crusher, and tertiary crushing by HPGR followed by ball mill grinding. The flowsheet proposed for the Courageous Lake Project includes HPGR/grinding comminution, conventional flotation, flotation concentrate pressure oxidation, cyanidation, and gold recovery/refining circuits.

The proposed process plant would process 17,500 tonnes per day of mineralization. The plant would be operated 365 days per year at an availability of 92%. Estimated average metallurgical performance according to the test results and the proposed mining plan are for gold recovery of 89.4%.

Project Capital Costs

The initial capital cost estimate for the project is estimated at US$1.52 billion, broken down as follows:

Description	US$000	US$000
Direct Costs
Overall Site	59,745
Open Pit Mining	96,701
Crushing and Stockpiles	83,238
Grinding and Flotation	135,039
Pressure Oxidation	88,660
Thickening, Neutralization and Cyanide Leaching	38,940
Gold ADR Circuit, Cyanide Handling and Electrowinning	14,833
Reagents and Consumables	23,536
Tailing Management Facility	53,422
Water Treatment Plant	8,774
Site Services and Utilities	34,352
Ancillary Buildings	66,839
Airstrip and Loading/Unloading Facilities	12,203
Plant Mobile Equipment	3,058
Temporary Services	49,085
Electrical Power Supply	179,838
Yellowknife and Edmonton Facilities	17,227
Sub-total Direct Costs		965,490
Indirect Costs
Indirects	315,187
Owner’s Costs	55,059
Contingency	186,703
Indirects Subtotal		556,949
Total Capital Cost		1,522,439

All currencies in this section are expressed in US dollars. Costs in this estimate have been converted using a fixed currency exchange rate based on the Bank of Canada three-year average of CDN$1.00 to US$0.98 (base case). The expected accuracy range of the capital cost estimate is +25%/-15%. This capital cost estimate includes only initial capital, which is defined as all capital expenditures that are required up until the start of gold doré production. This estimate is prepared with a base date of Q2 2012 and does not include any escalation past this date.

Project Operating Costs

The operating costs for the Courageous Lake Project, as shown in the table below, were estimated at US$47.35/tonne of ore processed. The estimate was based on an average annual process rate of 6,387,500 tonnes ore milled at a gold grade of 2.20 g/t, including dilution.

	Annual Costs (US$000)	US$/tonne Milled
Mine	167,620	26.24
Mill	100,420	15.72
G & A	22,300	3.49
Surface Services	12,100	1.90
Tailing Handling	Included in sustaining cost

Total	302,440	47.35

The operating costs are defined as the direct operating costs including mining, processing, surface service, and G&A. The power is estimated to be US$0.18/kWh. The cost estimates in this section are based on budget prices in Q1/Q2 2012 or based on information from the databases of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.98. All costs are reflected in 2012 US dollars. The expected accuracy range of the operating cost estimate is +25%/-15%.

Economic Evaluation

The economic evaluation of the Courageous Lake Project, incorporating all the relevant capital, operating, working, sustaining costs, and royalties (2% NSR), was based on a pre-tax financial model which was also used to present a post-tax financial model. The revenues projected in the cash flow model were based on the average metal production values indicated in following table.

	Years 1 to 5	Life of Mine
Total Tonnes to Mill (000s)	29,433	91,126
Annual Tonnes to Mill (000s)	5,887	6,075
Average Grades
Gold (g/t)	2.170	2.205
Total Production
Gold (000s oz)	1,836	5,777
Average Annual Production
Gold (000s oz)	367	385

The gold price used for the base case is US$1,384.00/oz using the three-year trailing average (as of July 3, 2012). Two additional metal price scenarios were also developed using the spot metal price on July 3, 2012 (including the closing exchange rate of that day), and using an alternate gold price of US$1,925/oz. For the 15-year mine life and 91 million tonne inventory, the following pre-tax financial parameters were calculated using the base case gold price, the spot price case and the alternate case.

Summary of the Pre-Tax Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,384.00	1,617.50	1,925.00
Exchange Rate	US:CDN	0.9803	0.9877	0.9877
Pre-Tax Economic Results
NPV (at 0%)*	US$ M	1,507	2,785	4,519
NPV (at 5%)	US$ M	303	1,054	2,080
IRR	%	7.3	12.5	18.7
Payback	Years	11.2	7.4	4.0
Cash Cost/oz Au	US$/oz	780	789	796
Total Cost/oz Au	US$/oz	1,123	1,134	1,141

*	undiscounted cash flow

The post-tax economic evaluation also includes income and mining taxes. It was prepared using corporate income tax rates of 15% for federal and 11.5% for Northwest Territories, after permitted deductions. The Northwest Territories mining tax is based on the value of the output of the mine during the fiscal year. The royalty is equal to the lesser of 13% of the value of mine output and the amount calculated based on graduated rates. All exploration and development and capital expenditures for fixed asset purchases are accumulated and may be amortized 100% against the value of the mine output. The mining tax is deductible for federal and provincial income tax purposes.

For the 15-year mine life and 91 million tonne inventory, the following post-tax financial parameters were calculated using the base case gold price, the spot price case and the alternate case.

Summary of the Post-Tax Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,384.00	1,617.50	1,925.00
Exchange Rate	US:Cdn	0.9803	0.9877	0.9877
Post-Tax Economic Results
NPV (at 0%)*	US$ M	1,037	1,865	2,973
NPV (at 5%)	US$ M	92	611	1,285
IRR	%	5.8	10.1	15.3
Payback	Years	11.4	8.1	4.2

*	undiscounted cash flow

Sensitivity Analysis

Sensitivity analyses were carried out on the gold price, exchange rate, initial capital expenditure and on-site operating costs.

The analyses are presented graphically in the 2012 CL PFS Report as financial outcomes in terms of NPV and IRR. Both the Courageous Lake Project NPV and IRR are most sensitive to gold price and exchange rate followed by operating costs, with initial capital having the least impact.

Project Opportunities

The 2012 CL PFS Report recommended the investigation of a few opportunities for the Courageous Lake Project. One is that there are hydropower options for the Courageous Lake Project’s power supply that could significantly reduce the requirement for diesel fuel at the site. A prefeasibility level assessment is anticipated to be completed, at which time the applicability of this option will be better understood and feasibility level studies will be considered. A second arises because access to the Courageous Lake Project by winter ice road is limited to less than three months per year. It is during this period that almost all of the project’s supplies are transported to site. The Tibbitt to Contwoyto Winter Road Joint Venture investigated extending the winter road seasonal use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart camp. While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathhurst Inlet would provide considerably more benefit to Courageous Lake economics. Site access improvements would significantly reduce on-site storage requirements, especially fuel oil and reagents such as lime.

Exploration After 2012 CL PFS Report

Exploration activities at Courageous Lake are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President, Exploration of Seabridge. The following information regarding 2012 and 2013 exploration at the Courageous Lake Project, but excluding the resource estimates, was prepared by or under the supervision of William Threlkeld, a qualified person for the purposes of NI 43-101. The resource estimates were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and was a Qualified Person as defined by National Instrument 43-101 at the date of the estimates.

In 2012, an $8.5 million exploration program at Courageous Lake was in part dedicated to the discovery of one or more gold deposits along Seabridge’s 52-kilometer-long Matthews Lake Greenstone Belt. A number of targets had been identified over the previous seasons and these were evaluated with an airborne geophysical survey and by core drilling. A new deposit was discovered at the Walsh Lake target and additional drilling was completed in 2013 with goal of preparing a resource estimate.

The Walsh Lake discovery is about 10 kilometers south of the FAT deposit. The north part of this target area is connected by a road network between the FAT deposit and the historical Tundra Gold Mine that was abandoned in 1999. Walsh Lake consists of a series of structural zones part of which are on strike with deposits exploited in the Tundra Mine.

In March, 2014, the Issuer announced an estimate of inferred mineral resources for the Walsh Lake deposit of 4.62 million tonnes grading 3.24 g/t (482,000 ounces of gold). The 43-101 compliant resource estimate was prepared by RMI under the direction of Michael Lechner. The Walsh Lake model is based on 53 diamond core holes, totaling 17,450 meters, spaced at approximately 50 meters.

The resource estimate is constrained within a conceptual pit limit based on a gold price of $1,300 per ounce, gold recovery of 90% and a pit slope of 50 degrees. The pit constrained resource was tabulated using a 0.60 gram per tonne gold cutoff grade. The cutoff grade was calculated using mining and processing costs of $2.00 and $20.00 per tonne, respectively in addition to the aforementioned gold price and gold recovery parameters. Block gold grades were estimated using a multiple pass inverse distance weighting interpolation procedure. Manually constructed mineral zone wireframes were used in conjunction with a gold probability model to constrain the estimate of block grades. High-grade outlier gold assay grades were capped prior to compositing the assay data to 3m lengths. A portion of the estimated blocks were classified as inferred resources using mineralized continuity that was established by probabilistic interpolation methods. It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

Metallurgical testing on material from the Walsh Lake deposit which yielded gold extractions ranging from 93.8% to 95.0% in 48 hours of leach time from conventional, direct cyanidation.

The Walsh Lake resource provides the potential to add mine life and contribute higher grade material during the early years of the Courageous Lake project. The Walsh Lake resource grade is about 50% higher than the project’s reserve grade, is near surface and close to the proposed processing site. Walsh Lake gold also exhibits high recoveries using simple, conventional technologies.

After its success with finding the Walsh Lake deposit, the Issuer has worked on identifying targets for drill testing the greenstone belt for more satellite deposits. In February, 2018, the Issuer commenced drilling under a program to complete 36 holes totalling 7,200 meters to test seven separate targets along a geophysical and stratigraphic break that hosts the Walsh Lake Deposit. The targets in the program were shear zones located near the stratigraphic contact between mafic volcanic rock and clastic sedimentary rocks. The initial drilling was to determine which of the targets are gold-bearing and have strike and width continuity within 200 meters of surface. The goal was to find more Walsh Lake-style deposits which could be added to the front end of a revised mine plan at the Courageous Lake Project where they have the potential to make a significant economic impact. Of the seven targets drilled, the Issuer identified two new gold zones that, with additional work, could potentially be converted into resources. Both the Marsh Pond and Olsen targets returned results that meet the program’s goals of identifying gold-bearing zones with characteristics similar to the Walsh Lake discovery. These two target zones appear to duplicate the upper and lower stratigraphic intervals found at Walsh Lake.

Iskut Project

On June 21, 2016, the Issuer completed its acquisition of all of the outstanding shares of SnipGold Corp. (“SnipGold”) under a Plan of Arrangement.

SnipGold Corp. (formerly Skyline Gold Corporation) and its subsidiaries own the Iskut Project, a contiguous block of mineral claims in excess of 226 sq km in size in the Golden Triangle Area of northwestern B.C. which was assembled by SnipGold in a series of transactions that began in 2005. It is located about 30 kilometers from the KSM Project. The land package has undergone intermittent exploration with the majority of the work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the 20 years before the Project was acquired by the Issuer. SnipGold completed a resource estimate for the Bronson Slope Porphyry Deposit on its Iskut property in 2010. The Iskut Project includes the Johnny Mountain Mine site, which is now closed, and is adjacent to the Snip Mine.

Exploration by the Issuer

The Issuer’s exploration program in 2016 included detailed magnetotelluric and airborne hyperspectral surveys, the compilation of historical airborne magnetic data from previous years and over 3,000 meters of core drilling on the Iskut Project to begin exploring for high grade gold for which the property is historically known.

The 2016 multi-pronged exploration program led to the identification of a prospective new porphyry copper-gold system with a potentially intact epithermal precious metals zone at its top, for drill testing in 2017. The untested target, lying below the southwest facing, unglaciated slope of Johnny Mountain named “Quartz Rise” by the Issuer, had all the hallmarks of a porphyry lithocap, a geological feature found at the top of major porphyry systems throughout the world. A lithocap is a clay-silica-rich alteration feature which is a product of hydrothermal fluids escaping at the top of a porphyry mineralizing system. Typically, these features act as a cover obscuring structurally-controlled epithermal gold and silver systems that evolve from intrusive-related porphyry systems.

The drilling in 2017, the first ever at Quartz Rise, confirmed the presence of a gold-bearing intermediate sulfidation epithermal system beneath the Quartz Rise lithocap. The drilling intercepted several narrow, discontinuous intervals of high-grade gold. Results from cliff face sampling showed exceptional gold results that appear to correspond with a favorable IP chargeability anomaly under Quartz Rise.

Exploration in 2018 at the Quartz Rise lithocap was focused on testing for high-grade epithermal precious metal occurrences associated with the uppermost portion of a porphyry mineral system. Drilling tested the dip projection of high-grade surface samples in an area hosting coincident IP chargeability and resistivity anomalies. Results confirmed that much of the Quartz Rise lithocap had been eroded, leaving little opportunity for a sizeable high-grade epithermal occurrence in this area.

Hole QR-18-14, however, was designed to test a broad, steeply dipping IP anomaly. This hole discovered a diatreme containing clasts of veined diorite porphyry with well-preserved porphyry copper-gold mineralization in a matrix of fine-grained diorite and milled wallrock with textures indicative of hydrothermal fluid flow. Diorite breccia clasts showed multiple cross-cutting relationships in stockwork veins containing chalcopyrite-pyrite-magnetite. Textures and mineralogy of the diorite breccia clasts and veins are characteristic of potassicly altered porphyry copper-gold systems, and as such, were not in equilibrium with the surrounding rocks. QR-18-17 was drilled to off-set the intersection in QR-18-14 and found a narrower interval of the diatreme. Diatremes are commonly found above and adjacent to porphyry mineral systems which are their source of heat and fluids. Extensive review of the available data indicates the source for the diatreme is south and southwest of Quartz Rise.

The Issuer’s objective for 2019 work was to define the geophysical limits and assess the geochemical and geological expression of a possible porphyry intrusive system which would account for the mineralization found at Quartz Rise. Detailed work on the surface expression of the diatreme found that it plunges to the south toward the highest intensity chargeability anomaly and geochemical signature. The geophysical footprint was therefore expanded to the south and southwest into an area where glacial erosion had exposed the system vertically to a depth of over 800 meters. Surface mapping and sampling of this vertical exposure found extensive gold and copper anomalies within favorable thermally altered wall rock. Several intrusions have been identified in association with this diatreme and these features have been dated to about 186 million years, the same age as the Issuer’s KSM deposits. As a result of this work, the Issuer believes it has identified a large intrusive system at relatively shallow depth that is likely responsible for the Quartz Rise Lithocap and elevated gold and copper concentrations within a geological environment remarkably similar to Seabridge’s nearby KSM Project.

The Issuer’s 2020 exploration program tested geophysical anomalies below the Quartz Rise Lithocap that is host to a diatreme pipe containing gold-copper mineralized vein fragments. A total of 8,961 meters of core drilling was completed in 11 holes. Results were consistent with the alteration halo from a large porphyry system and included indications of higher grade copper mineralization (0.62% copper over 31.8 m). Mineralized intervals of up to 158 meters grading 0.16 g/T gold and 0.16% copper were intersected, indicating that drilling to date is in the upper part of a gold-copper porphyry. The next step is to vector to the heart of that system which may still exist at some depth below that reached so far. Analysis of the intrusive rocks, trace element geochemistry, alteration mineralogy, structural and deformation settings is being undertaken to refine targets.

The intrusive rocks encountered in 2020 have been age dated to be within the timeframe of the KSM mineral system. In 2021 the Issuer’s exploration program was designed to test for a gold-copper porphyry mineral system below the depth of the encouraging intercepts in the 2020 program in a target area refined from the drill data and drawing on experience at KSM. The Issuer encountered difficult weather conditions, with a late start to drilling waiting for snow melt at the high elevation drill locations and poor weather once the program started. Further, the initial drill hole diverted from its intended course and resulted in the drill hole encountering the margins of a porphyry hydrothermal system. Weather conditions at the time did not allow time for a second drill hole in 2021.

An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns, including the program at the Iskut Project. This program includes blank and reference standards. Cross-check analyses include metallic screen fire assay techniques and external laboratory analysis on at least 10% of the drill samples.

Remediation at Bronson Slope and Johnny Mountain Mine Site

At Iskut, the Issuer has initiated a robust environmental program aiming to remediate areas of historical mining activity, including the Johnny Mountain Mine, a former gold producer. The Issuer’s planned environmental and engineering work for 2016 was designed to ensure compliance with existing authorizations, address outstanding compliance items and to begin the evaluation and development of remediation programs to mitigate the impacts of past mining activity. This program included a comprehensive evaluation of best practices for future remediation on the property, drawing from the Seabridge environmental team’s experiences at KSM and other North America sites and input from the local indigenous group, the Tahltan Nation, and BC regulatory officials. Work began with a general site cleanup in the vicinity of the Bronson Slope Airstrip. The environmental work was completed in conjunction with the Issuer’s 2016 exploration program. Preliminary work at Bronson Slope consisted of general site clean-up activities designed to address historical debris and material abandoned and discarded across the site.

In 2016, money was also spent on completing a Dam safety review, which concluded that the Johnny Mountain Mine site tailings dam was in good condition, and monitoring programs, which identified that the former mine is not impacting sensitive downstream fish habitat in the Craig and Iskut rivers.

In 2017, the Issuer initiated further studies to develop a recommended reclamation program to be completed at the Project over the next five to seven years, and continued to restore the mine site, by covering all open underground portals and vent raises, and dismantling the abandoned fuel tank farm. There were 23 fuel tanks each with the capacity of 7,000 gallons (31,700 litres) and one gas tank with the capacity of 100,000 gallons. All fuel tanks were cleaned out, cut up, dismantled and stored on site for future disposal.

To gain an understanding of the groundwater, surface water and soil conditions at Johnny Mountain, a detailed investigation and sampling program was implemented. With the assistance of Tahltech Drilling Services and Tahltan workers, more than 50 groundwater wells were drilled, allowing groundwater samples to be analyzed. Rescan Tahltan Environmental Consultants collected surface water samples around the project site, and Amec Foster Wheeler and the Tahltan Nation Development Corporation conducted test pits around the project site to better understand soil contamination. All this information will be used to develop the cleanup program for future years.

Progress was also made on the old mill building. Hazardous materials including unknown chemical bottles, asbestos, and mercury light ballasts were shipped offsite to a licensed hazardous waste disposal facility.

Additional work was also conducted on the Tailings Management Facility including the installation of vibrating wire piezometers, which are used to monitor dam stability. The dam was also reinforced with fill material and packed down.

Reclamation work at the former Johnny Mountain Mine site in 2018 and 2019 continued to follow the multi-year work program developed by the Issuer, with much of the work being completed with services and workers provided the Tahltan Nation Development Corporation. Tasks completed in 2018 included the following:

●	expansion of the existing approved landfill of the site;

●	relocations of material found in historical unapproved burial sites to the approved landfill;

●	permanent closure of the vent raises, and portals;

●	initiation of site hydrocarbon remediation utilizing in-situ bioremediation techniques;

●	continued clean-up of the existing mill building with the removal of spilled ore concentrate from the mill building floor for disposal in the tailing storage facility; and

●	ongoing general site clean-up and grading.

Tasks completed in 2019 included:

●	excavation and relocation of material discovered in five (5) unauthorized sites with buried waste;

●	in-situ remediation of hydrocarbon in approximately 9,000m3 of soil;

●	deconstruction of mill process equipment from inside the mill building and placement of material in the Johnny Mountain Mine landfill; and

●	excavation and relocation of potentially acid generating waste rock from the airstrip into the tailings storage facility.

In 2020, the procedures adopted by the Issuer for its operations at its projects to address the risk of spread of the COVID-19 virus reduced the size of the crews it was able to accommodate at the Iskut Project and exploration work was curtailed but the remediation work at site was suspended in 2020 other than sampling and monitoring programs.

Activities completed in 2021 at Johnny Mountain included:

●	relocation of waste rock from Portals 10 and 11 totalling ~11,900m3

●	in-situ hydrocarbon remediation within the historic tank farm and re-fueling areas

●	miscellaneous equipment on site was drained of fluid and placed into the landfill or removed

●	excavation and relocation of undocumented landfill sites was also completed, including miscellaneous metal, drill rods and equipment parts.

●	eight barrels of contaminated liquid and 6m3 of scrap wire were flown out for disposal off site.

●	seeding and vegetating of the portal 10 area

●	monthly Dam Safety Inspections (DSI) – internal and by Engineer of Record

●	Dam Safety Review (DSR) by Knight Piesold

●	An Independent Tailings Review Board (ITRB) for the TSF was implemented in 2021 – Terry Eldridge

Repairs and upgrades to the JMM access road at 2.5km, 6km and various locations at the mine site to accommodate the PAG rock relocation.

Snowstorm and Goldstorm Projects

The Snowstorm Project is strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (see Figure 7). The Snowstorm property consists of 977 mining claims covering more than 38 sq miles and 5,800 acres of fee lands. The Issuer also holds an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the historic data supports the project’s outstanding exploration potential. Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge, Twin Creeks Mines operated by Nevada Gold Mine Corp. (a joint venture between Barrick Gold and Newmont Mining) and Hecla Mining Company’s Midas and Holister operations.

Figure 7 – Location of Snowstorm Project

The Issuer’s work before 2020 determined that the project, located 6 kilometers north of Twin Creeks and 15 kilometers northwest of Turquoise Ridge, has the permissive stratigraphic host rocks and structures found at these two successful gold mines. These carbonate rocks are intercalated with basaltic tuff and sills characteristic of Getchell-style deposits. Additional magnetotelluric (MT) surveys by Seabridge extended the most promising setting east into a previously unexplored area. Results from the MT survey improved the Issuer’s understanding of the fault patterns and regional deformation style at Snowstorm.

The 2020 program was designed to test magnetotelluric (MT) structures in an unexplored area east of previous exploration drilling. The drilling was planned to deliver definitive data on whether the MT structures provided pathways for gold-bearing fluids. Two holes tested a shallow dipping geophysical target near multiple converging northeast and northwest trending fault zones. A third angled hole was designed to cross a northeast structure and test the same shallow dipping geophysical target. The fourth hole tested a large low resistivity anomaly, hanging wall to the shallow dipping geophysical response and into the core of an interpreted fold. Results from the four drill holes completed in 2020 provided positive outcomes in our search for gold-bearing fluid pathways. Two of the holes encountered intensely altered intermediate intrusive rocks sited at stratigraphic breaks. These intrusive rocks and wall rocks around the intrusions are sheared and contain abundant introduced silica with concentrations of gold, arsenic and silver. This drilling confirmed that discrete gold-bearing intervals are hosted within a similar structural setting and rocks as the Turquoise Ridge Mine.

The 2021 program was designed to off-set these previous intersections toward a structure with a topographic expression which is projected into the Paleozoic section using magnetotelluric (MT) geophysical readings. The surface expression of this structure has produced a significant arsenic in soil anomaly. The initial test terminated above the target due to down hole conditions. The second hole continues to advance toward the target but the 2021 program remains to be completed at the date of this AIF.

The Goldstorm property consists of 134 mining claims and 1,160 leased acres (totaling approximately 3,900 acres or 15.9km2) located about 3km to the east of Seabridge’s Snowstorm Property. Goldstorm has had limited exploration to date. Previous operators identified a series of northwest trending veins that showed strong pathfinder geochemistry and highly anomalous gold results. A surface trench on one of these veins yielded 3.0 meters of 9.0 g/T gold and 44.0 g/T silver. Mountain View’s limited drill testing of this vein returned promising grades including an intersection of 2.0 meters assaying 5.50 g/T gold of which 1.0 meter graded 9.29 g/T gold and 73g/T silver. Historical information continues to be compiled and will be field reviewed in the coming months.

3 Aces Project

On May 25, 2020, the Issuer acquired the 3 Aces Project in southeast Yukon for 300,000 Common shares of the Issuer and potential additional payments of $1 million upon confirmation of a 3 Aces NI-43-101 compliant mineral resource of 2.5 million ounces of gold and a further $1.25 million upon confirmation of an aggregate mineral resource of 5 million ounces of gold. The Issuer also granted the vendor a 0.5% NSR royalty.

3 Aces is a district scale, orogenic-gold project consisting of 1,536 claims covering approximately 350 km² located in a readily accessible part of southeastern Yukon. The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana. Historical work has identified a broad area of gold-in-soil extending more than 20 kilometers (12.4 miles) along strike and drilling in the Central Core Area has progressed to a point where, with additional exploration drilling, the property could potentially advance to an initial resource with exceptional grade.

The Property is on the eastern margin of the Selwyn Basin, a thick package of sedimentary rocks extending across the Yukon and host to several enormous base metal deposits (Howard’s Pass District). Hyland Group host rocks, the basal unit of the Selwyn Basin, are interbedded clastic and carbonate sedimentary rocks exposed near a regional tectonic boundary. Polyphase fold and fault systems overprint the stratigraphy, creating ideal traps for gold-bearing fluids expressed as quartz veins. At 3 Aces, discrete quartz veins containing arsenopyrite-pyrrhotite-pyrite and free gold are found within a broad zone of gold-bearing iron carbonate-clay alteration envelopes constrain this exploration target.

Past drilling has encountered a significant number of gold rich zones on the deformed stratigraphic/structural contacts at 3 Aces. By early 2019 the project had about 300 drill holes in it; 37% of these encountered +5.0 g/t gold intersections and 27% have returned +8.0g/t gold intervals. Many of these holes were close-space off-sets on high-grade veins that crop out, but all veins identified in the Central Core Area have yielded high grade intersections. Significant effort was expended by the previous owner to ensure that sampling of these high grade, nuggety intervals produced reliable and repeatable assay results. A sampling protocol is now in place to achieve reliable results.

The following table summarizes selected intervals from previous drilling.

Hole ID	DH Type	From (meters)	To (meters)	Intercept (meters)	Gold Grade (g/T)
Spades High Grade Zone
3A16-032	RC	16.76	27.43	10.67	32.86
3A16-042	RC	17.53	24.38	6.85	25.61
3A16-044	RC	17.53	35.05	17.52	3.65
3A17-100	RC	19.05	25.91	6.86	20.15
3A17-124	RC	6.10	10.67	4.57	58.75
3A17-132	DD	20.00	33.30	13.30	6.69
3A17-127	RC	12.95	19.05	6.10	22.30
3A17-133	DD	23.80	40.00	16.80	20.50
and		57.50	65.00	7.50	13.92
3A17-138	DD	7.50	15.50	8.00	50.40
3A17-157	DD	19.00	23.20	4.20	20.04
3A17-208	RC	0.76	5.33	4.57	81.35
3A17-209	RC	2.29	23.62	21.33	18.33
3A17-211	RC	1.52	9.91	8.39	14.05
3A17-218	RC	5.33	18.29	12.96	14.19
3A17-220	RC	1.52	15.24	13.72	43.02
3A17-224	RC	1.52	11.43	9.91	21.81
3A17-238	RC	0.76	9.91	9.15	41.03
Hearts Zone
3A16-048	RC	96.01	104.39	8.38	6.39
3A16-054	RC	38.86	58.67	19.81	4.76
3A16-055	RC	51.05	60.20	9.15	9.37
3A16-082	DD	42.67	60.96	18.29	16.75
3A16-084	DD	103.98	115.82	11.84	1.72
3A16-085	RC	86.87	96.01	9.14	8.65
3A17-203	RC	10.67	30.48	19.81	3.32
Other Occurrences
3A17-143	DD	12.70	32.00	19.30	16.15
3A17-144	RC	5.33	52.58	47.25	1.11
3A17-147	DD	13.00	15.50	2.50	15.51
and		18.50	22.00	3.50	21.44
3A17-275	RC	40.39	48.77	8.38	5.24
3A18-335	DD	16.20	33.06	16.86	1.35
3A17-175	RC	32.00	33.53	1.53	36.33

The 2021 exploration program at 3Aces commenced with line cutting to support a geophysical survey. A CSAMT geophysical survey program designed to aid in building a 3-D earth image was initiated. The geophysical results were integrated with historical drilling, which provided context to the high-grade gold zones identified on the property. A 3-D model was completed for the gold mineralization in the Central Core Area of the 3 Aces Project and plans were developed to test the model late in the 2021 season. Permitting delays resulted in the drilling program being deferred to 2022.

Glossary of Technical Terms

In this AIF, the following technical terms have the following meanings:

Alteration – Any change in the mineral composition of a rock brought about by physical or chemical means.

Batholith – A very large intrusive mass of igneous rock.

Biotite – A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

Breccia – A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Carbonate – Sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chalcopyrite – A sulphite mineral of copper and iron.

Clastic – Fragments of minerals and rocks that have been moved individually from their places of origin.

Core samples – The cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade – The lowest grade of mineralized material that qualifies as reserve in a deposit, i.e.: contributing material of the lowest assay that is included in a reserve estimate.

Diorite – An intrusive igneous rock.

Dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – Where minerals occur as scattered particles in the rock.

Facies – The character and composition of sedimentary deposits.

Fault – A fracture or break in rock along which there has been movement.

Feasibility Study – A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable considerations used to convert Mineral Resources to Mineral Reserves together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

Felsic – An adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – A break or crack in rock.

Geochemistry – The study of the chemical properties of rocks.

Gneiss – A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade – The metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

Granite – Any holocrystalline, quartz-bearing plutonic rock.

Granitic – Pertaining to or composed of granite.

Greenschist – A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

Greywacke – A dark grey, firmly indurated, course-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

Hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration – The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – A primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – That part of a Mineral Resource for which quantity, grade and quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the application of Modifying Factors (the considerations used to convert Mineral Resources to Mineral Reserves) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing information and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource – That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Measured Mineral Resource – That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors (the considerations used to convert Mineral Resources to Mineral Reserves) to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral – A naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

Monzonite – A granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite. Quartz is minor or absent.

Net smelter return/NSR value – When used herein in reference to cutoff grades, NSR is calculated to determine the recoverable value of a mass of mineralized rock using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges.

Net smelter return royalty/NSR royalty– A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Outcrop – The part of a rock formation that appears at the surface of the ground.

Phenocryst – A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

Placer – A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value. The common types are stream gravels and beach sands.

Porphyritic – The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

Porphyry – Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-Feasibility study or preliminary feasibility study – A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. This study includes a financial analysis based on reasonable assumptions on the considerations used to convert Mineral Resources to Mineral Reserves and the evaluation of any other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Preliminary economic assessment – A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pyrite – An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

Reclamation – Restoration of mined land to original contour, use or condition.

Reserve or Mineral Reserve – The economically mineable part of a Measured Resource and/or Indicated Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level, as appropriate that include application of the considerations used to convert Mineral Resources to Mineral Reserves. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Resource or Mineral Resource – A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Sedimentary – Formed by the deposition of sediment or pertaining to the process of sedimentation.

Sediments – Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretions by organisms, and that forms in layers of the Earth’s surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Sericite – A fine-grained potassium mica found in various metamorphic rocks.

Vein – A thin sheet-line, crosscutting body of hydrothermal mineralization, principally quartz.

Waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4:	RISK FACTORS

Investing in the Common shares is speculative and involves a high degree of risk due to the nature of the Issuer’s business and the present stage of exploration and advancement of its mineral properties. The following risk factors, as well as risks currently unknown to the Issuer, could materially adversely affect the Issuer’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Issuer, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common shares, investors should carefully consider the risks included herein.

Risks Related to the Issuer and its Industry

The Issuer has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Issuer has a history of net losses and negative cash flows from operations and the Issuer expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2021, the Issuer’s deficit totaled approximately $150 million. None of the Issuer’s properties has advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations.

The issuer expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Issuer is able to offset its expenses against the sale of one or more of its projects or interests in its projects, if applicable. The development of the Issuer’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and advancement, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Issuer’s control. There is no assurance that the Issuer will be profitable in the future.

The Issuer’s ability to continue its exploration activities and any future advancement activities, and to maintain the corporate office support of these activities, will depend on its ability to obtain suitable financing, enter into joint ventures or sell property interests.

The Issuer estimates that it has financial resources to sustain corporate office operations to the end of 2023. However, the Issuer requires capital to maintain title to and undertake exploration and advancement of the Issuer’s principal exploration properties and to cover ongoing corporate expenses and presently has no ongoing source of revenue. Accordingly, additional financing will be required to continue to undertake additional advancement of the Issuer’s mineral properties. The maintenance of and further exploration and advancement of the Issuer’s mineral properties is, therefore, dependent upon the Issuer’s ability to obtain financing through the sale of projects, sale of royalty or streaming interests, joint venturing of projects or equity or debt financing, including the sale of its shares over the NYSE under its “at-the-market” share offering. Such sources of financing may not be available on terms acceptable to the Issuer, or at all. Conditions in the credit and financial markets have improved for gold focused companies in the last two years, but limitations remain on access to capital and credit for many companies, which may make it more difficult for the Issuer to obtain, or increase its cost of obtaining, capital and financing for its operations. Failure to obtain such financing may result in delay or indefinite postponement of exploration and advancement work on the Issuer’s mineral properties, or the possible loss of such properties or expiry of permits relating to the development of them. Satisfying financing requirements through the sale of projects or interests in minerals produced from the projects or establishment of one or more joint ventures would reduce the Issuer’s gold ownership per share and therefore its leverage to the gold price.

The Issuer’s indebtedness may adversely affect its cash flow and ability to advance its business.

The Issuer has indebtedness arising from its sale of a US$225,000,000 Secured Note. As a result of this indebtedness, the Issuer will be required to make quarterly interest payments of approximately US$3.66 million to the holder of the Secured Note and may issue common shares or raise money in the capital markets to fund its debt service costs both of which would be dilutive to current shareholders. Although the terms of the Secured Note are intended to result in all of the principal amount of the Secured Note being used on maturity to purchase, by way of offset, a royalty on silver produced from the KSM Project, in certain circumstances the holder of the Secured Note may require the Issuer to repay the principal amount and the Issuer will have to raise the amount needed to repay the principal in capital markets, settle the principal by issuing common shares to the holder or by selling assets. The Issuer’s indebtedness could have adverse consequences for the Issuer, including: limiting its ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Issuer’s flexibility and discretion to operate its business; and having to raise capital to pay interest or principal at unattractive prices or in poor financial markets; limiting its ability to adjust to changing market conditions; placing the Issuer at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making the Issuer vulnerable in a downturn in general economic conditions; and preventing the Issuer’s ability to make expenditures that are important to our growth and strategies.

The ability of the Issuer to meet its debt service requirements may depend on its ability to raise capital in financial markets. There can be no assurance that the Issuer will be able to raise funds in amounts sufficient to pay amounts when due or to fund any other liquidity needs. If the Issuer is unable to meet the obligations to pay interest or principal under the Secured Note, the holder may exercise its rights under the security arrangements associated with the Secured Note, which could result in a loss or substantial reduction in the value of the KSM Project, the principal asset of the Issuer.

If the Issuer is unable to service its indebtedness or fulfil its other obligations under the Secured Note, the Issuer may have to raise capital in ways that it might not otherwise select, such as reducing or delaying expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity capital in poor market conditions.

The Issuer has reserves at its KSM Project and its Courageous Lake Project but they may not be brought into production.

There is no certainty that the reserves estimated at the KSM Project or the Courageous Lake Project will actually be mined or, if mined, processed and sold profitably. The Issuer does not intend to bring the KSM Project or the Courageous Lake Project into production on its own and intends to either enter into a joint venture with an experienced operator or to sell the KSM Project and the Courageous Lake Project. Given the size of the KSM Project and its estimated capital costs, there is a limited number of mining companies with the ability to raise the necessary capital and to put the KSM Project into production, which limits the options available to the Issuer for such a joint venture or sale. The commercial viability of the KSM Project is also dependent on a number of factors, including metal prices, government policy and regulation and environmental protection, which are beyond the control of the Issuer. The Issuer has relied and will continue to rely upon consultants for advancement and operating expertise.

The figures for the Issuer’s resources and reserves are estimates based on interpretation and assumptions and the properties may yield less mineral production or less profit under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this AIF and in the Issuer’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Issuer personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that resource or other mineralization figures will be accurate or that this mineralization could be mined or processed profitably.

Because the Issuer has not completed a feasibility study or commenced commercial production at any of its properties, resource estimates for the Issuer’s properties may require adjustments or downward revisions based upon further exploration or advancement work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource and reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades and capital and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals or increases in costs may eliminate the potential profitability of the Issuer’s deposits, require increases in cut-off grades and result in reduced reported resources or reserves. Any material reductions in estimates of resources or reserves, or of the Issuer’s ability to extract these resources or reserves, could have a material adverse effect on the Issuer’s prospects and could restrict the Issuer’s ability to successfully implement its strategies for long-term growth.

The Issuer is subject to substantial government regulatory requirements, which could cause delays in advancing its projects, a restriction or suspension of the Issuer’s operations.

The exploration and advancement activities of the Issuer and the potential for profitable operations of the Issuer’s mineral properties is affected to varying degrees by government regulations relating to exploration, advancement and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, consultation with indigenous groups, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Issuer and may adversely affect its operations, business and the potential of its projects. Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in an order to cease or curtail further exploration or advancement or reduce or eliminate the potential profitability of a project. The Issuer may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal and provincial level, the Issuer must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Issuer’s operations on the existing population and services. There can be no assurance that all required approvals and permits will be able to be obtained.

In December, 2019, the government of British Columbia passed Bill 41, the Declaration on Rights of Indigenous Peoples Act (“Bill 41”). Bill 41 commits the British Columbia government to a process of making the laws of British Columbia consistent with the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”). In June, 2021, the government of Canada passed Bill C – 15, the United Nations Declaration on Rights of Indigenous Peoples Act (“Bill C – 15”). Bill C - 15 commits the Canadian government to a process of making the laws of Canada consistent with UNDRIP. There is uncertainty regarding the details of how the laws of British Columbia and Canada will change or regarding any other consequences of the adoption of Bill 41 and Bill C - 15, but it seems clear that they will result in greater influence of relevant indigenous peoples in permitting processes and decisions. It is likely this will result in longer and less certain permitting processes and outcomes of permitting processes, which could delay project advancement or lead to a greater number of projects simply not receiving required permits.

The Issuer has obtained federal and provincial environmental assessment approvals for its KSM Project. The federal approval has no time limit but the provincial approval (the EAC) requires evidence that meaningful work has been incurred by July, 2026. The Issuer may convert its EAC into an indefinite approval if the KSM Project achieves a designation of ‘substantially started’ from the BC government by July, 2026. The Issuer is planning its future work programs to achieve this designation. These plans require obtaining certain permits, performance of substantial work and funding for this work. None of these requirements are certain within the time available. If the Issuer is unable to convert its EAC into an indefinite approval, it would need to re-apply for a new environmental assessment certificate before it could proceed with building the KSM Project. Successfully obtaining a second environmental assessment certificate is not certain.

Depending upon the type and extent of its exploration and KSM site capture activities towards achieving ‘substantially started’, the Issuer will be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Issuer has estimated CDN$8.4 million in reclamation liabilities for its properties, of which CDN$8.1 million represents the costs associated with reclamation of the Johnny Mountain Mine. As at December 31, 2021, CDN$15.2 million has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already estimated or allocated, the Issuer could be forced to pay for the extra work, which could have a material adverse effect on the Issuer’s financial position and operations. In addition, unidentified environmental deficiencies may exist on other properties of the Issuer. The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Issuer’s operations and financial position.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated. There are no assurances future advancement activities by Seabridge, if any, will lead to a favourable feasibility study or profitable mining operations.

The Issuer has completed prefeasibility studies at each of its KSM Project and its Courageous Lake Project, but typically a company will not make a production decision until it has completed a feasibility study. Feasibility studies derive estimates of cash operating costs based upon, among other things:

●	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;

●	anticipated recovery rates of gold and other metals from the reserves;

●	cash operating costs of comparable facilities and equipment; and

●	anticipated climatic conditions and environmental protection measures.

Completing a feasibility study at each of the Issuer’s Projects requires significant additional work and study in order to reduce the range of uncertainty associated with the study’s estimates and conclusions. Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Issuer may differ significantly from those anticipated by Seabridge’s current studies and estimates and may even result in delays or cancellation of Project advancement.

There can be no assurance that, if it starts production at one or more of its Projects, the Issuer’s actual operating costs will not be higher than currently anticipated. None of the Issuer’s mineral properties have an operating history upon which the Issuer can base estimates of future operating costs.

There is no certainty that a feasibility study in respect of the KSM Project or the Courageous Lake Project will be completed or, if completed, that it will result in sufficiently favourable estimates of the economic viability of the Project to justify a construction decision. The Issuer has relied and will continue to rely upon consultants for advancement and operating expertise.

The Issuer has commenced construction of the initial infrastructure at the KSM Project and, therefore, will be subject to all of the risks associated with construction operations.

Development of the KSM Project requires the Issuer to evidence “substantially started” by way of the construction of infrastructure for site access, such as access roads, bridges, site clearing, camp facilities, fish habitat and powerlines. As a result, the Issuer is and will continue to be subject to all of the risks associated with such construction, including:

●	the timing and cost of the construction of these facilities;
●	the availability and cost of skilled labour, equipment and principal supplies needed for such activities;
●	greater risks of workplace injuries and associated liabilities;
●	the need to obtain and maintain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
●	the availability of funds to finance construction activities;
●	potential opposition from non-governmental organizations, indigenous groups, environmental groups, local groups or other stakeholders which may delay or prevent construction activities; and
●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

The costs, timing and complexities of the construction activities at the KSM Project may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, lack road access and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on proposed construction work. It is common in construction in remote areas to experience unexpected costs, problems and delays during construction.

Seabridge has no history of commercially producing precious or base metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Issuer has no ongoing mining operations or revenue from mining operations. Mineral exploration and advancement involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. None of the Issuer’s properties are currently under construction. The future advancement of properties estimated to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure. Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in construction and production at one or more of its properties if it enters into a joint venture or other arrangement with a third party regarding production. In addition, as part of continuing to advance its KSM Project pending completion of a sale or joint venture of the KSM Project, the Issuer undertook activities in 2021 is continuing activities in 2022 and 2023 to prepare the site for increased work associated with data collection for a feasibility study and initiating site access to allow for commencement of construction.

Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

●	timing and cost, which can be considerable, of the construction of mining and processing facilities;

●	availability and costs of skilled labour and mining equipment;

●	availability and cost of appropriate smelting and/or refining arrangements;

●	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

●	availability of funds to finance construction and advancement activities;

●	management of an increased workforce and co-ordination of contractors;

●	potential opposition from non-governmental organizations, environmental groups, indigenous groups or local groups which may delay or prevent advancement activities; and

●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and advancement are increased by the remote location of the Issuer’s mining properties. It is common in new mining operations to experience unexpected problems and delays during advancement, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Issuer decides to be involved in construction or mining activities, the Issuer will successfully establish mining operations or profitably produce precious or base metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Issuer’s projects.

The potential profitability of the Issuer’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Issuer’s control, including:

●	expectations with respect to the rate of inflation;

●	the relative strength of the U.S. dollar and certain other currencies;

●	interest rates;

●	global or regional political or economic conditions;

●	supply and demand for jewelry and industrial products containing metals;

●	faith in paper currencies, digital money and governments;

●	costs of substitutes;

●	changes in global or regional investment or consumption patterns;

●	global production levels;

●	speculative activities; and

●	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Issuer’s ability to finance the exploration and advancement of the Issuer’s properties and to enter into joint ventures with strategic partners relating to the Issuer’s properties, which would have a material adverse effect on the Issuer’s financial condition and results of operations. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Issuer’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Issuer has a high ratio of gold resources per Common share, fluctuations in gold prices have tended to have a great impact on the price of the Common shares.

The Issuer may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Issuer is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Issuer’s projects are priced in U.S. dollars but, since the Issuer’s principal projects are located in Canada, a significant percentage of its estimated expenditures will be in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Issuer’s projects and therefore its ability to continue to finance its operations. To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary feasibility studies summarized in this AIF, the profitability of the projects will be less than or more than that estimated (if the other assumptions are realized). Accordingly, the Issuer’s prospects may suffer due to adverse currency fluctuations.

The Issuer’s activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Issuer.

The Issuer’s exploration and advancement of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

●	environmental hazards;

●	industrial accidents;

●	metallurgical and other processing problems;

●	unusual or unexpected rock formations;

●	rock bursts;

●	structural cave-ins or slides;

●	flooding;

●	fires;

●	earthquakes, avalanches or landslides;

●	metals losses; and

●	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Issuer currently maintains insurance against risks relating to its exploration activities in an amount which it believes to be reasonable. If the Issuer commences mining activities with a partner, it will be subject to mining risks, including those listed above. The Issuer anticipates that it will obtain the insurance it feels is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available. There can be no assurance that the insurance the Issuer desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The issuer might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticability. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and advancement and would have a negative effect on the Issuer’s ability to generate revenues, profits and cash flows.

The Issuer is subject to substantial environmental requirements which could cause a restriction or suspension of the Issuer’s operations. These requirements must be met for the Issuer to receive regulatory approval of its proposed mining operations.

In connection with its operations and properties, the Issuer is subject to extensive and changing environmental legislation, regulations and actions. The Issuer cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, tailings management, the protection of certain species, the preservation of certain lands, respect for indigenous cultures and knowledge and reduction of carbon emissions. These regulations may require that the Issuer obtain permits or other authorizations for certain activities associated with exploration and numerous permits associated with mining operations and there is a risk the Issuer will not receive the required permits. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as the likelihood of more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Issuer’s results of operations and business, or may cause material changes or delays in the Issuer’s intended activities. Certain of the permits that have been obtained by the Issuer are subject to time based expiry, including its provincial environmental assessment approval, and may need to be re-obtained and are therefore subject to the risk that such permits may not be renewed or extended.

The aboriginal land claims process in Canada has recently resulted in some indigenous groups taking greater roles in the administration of lands subject to the land claims, and indigenous groups may look to impose additional requirements over land they are involved in administering. Further, the adoption of Bill 41 and Bill C – 15 is likely to increase the roles and influence of indigenous groups in permitting processes and increases the risk that permits could be subject to more onerous conditions, be delayed or even that the approvals required for operations are not received.

At the federal and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable regulator and/or department before exploration and mining can begin, and ongoing monitoring of operations is common. If the Issuer’s operations result in negative effects upon the environment, government agencies will usually require the Issuer to provide remedial actions to correct the negative effects.

Title to the Issuer’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Issuer cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Issuer’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining leases may be severely constrained. The Issuer’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Issuer has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Issuer will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Issuer being unable to operate on its properties or being unable to enforce its right with respect to its properties.

There is uncertainty related to unsettled rights and title of indigenous groups and settled Treaty Nation’s rights in British Columbia, the Yukon Territory and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia, the Yukon Territory and the Northwest Territories. In 2014, the Supreme Court of Canada recognized for the first time aboriginal title of an indigenous group to a specific area in British Columbia. The Provincial and the federal governments are also making efforts to settle claims of aboriginal title and rights being advanced by indigenous groups and the likely outcome of these negotiations is greater authority for indigenous groups in the permitting process for achieving mine approval and in some areas is likely to result in outright ownership of resources and a significant measure of regulatory control being transferred to indigenous groups.

Parts of the KSM Project lie within an area asserted to be the traditional territory of one indigenous group and all of the KSM Projects lies within an area asserted to be the traditional territory of another indigenous group and no comprehensive treaty or land claims settlement has been concluded regarding these traditional territories. A part of the KSM Project lies within territory subject to settled treaty rights of the Nisga’a Nation. The Courageous Lake Project lies within the traditional territory of the Yellowknives Dene First Nation and no comprehensive treaty or land claims settlement has been concluded regarding this traditional territory. A part of the Courageous Lake Project lies within territory designated as a shared use area under the settled treaty rights of the Tlicho Nation. The 3 Aces Project lies within the traditional territory of the Kaska Nation, specifically the Liard and the Ross River Dene First Nations. There can be no guarantee that the unsettled nature of land claims, or uncertainties associated with settled claims, in British Columbia, the Yukon Territory and the Northwest Territories will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Issuer’s projects.

Mine construction and commencement of mining activities may only be possible with the support of the local indigenous groups. Many companies have secured such support by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local indigenous groups. The Issuer has agreements of this sort with the Nisga’a Nation and the Tahltan Nation, and a much less comprehensive one with the Gitanyow Nation, each of which should reduce this risk. However, there can be no assurance that such support or other assurances can or will be secured from these or other groups at an acceptable cost or that the KSM Project or the Courageous Lake Project will be approved without such support.

The government of British Columbia has passed Bill 41, which commits it to making the laws of British Columbia consistent with UNDRIP. The Canadian federal government passed Bill C – 15, which commits the Canadian government to a process of making the laws of Canada consistent with UNDRIP. The manner in which UNDRIP will be reflected in laws, regulations and regulatory practices is uncertain and likely will lead to more onerous permitting processes, greater regulatory delay and less certainty in respect of receiving necessary permits for project construction and operation. It may become necessary to obtain the consent of an indigenous group to a mining project before construction can begin.

Periods of high metal prices encourage increased mining exploration, advancement and construction activity, which results in increased demand for, and cost of, exploration, advancement, construction and operating services and equipment.

During periods of relative strength of metal prices, as we saw over several years before 2013, increases in mining exploration, advancement and construction activities occur around the world, which results in increased demand for, and cost of, exploration, advancement, construction and operating services and equipment. While market conditions between 2013 and 2018 have had a moderating effect on the costs of such services and equipment, increases in such costs may recur with the recent resumption of an upward trend in metal prices. In addition to forces in the metals markets, inflation has emerged in goods and labour costs from supply chain disruptions caused by the COVID-19 pandemic and more recently the measures being taken in response to the Russian invasion of Ukraine and the duration of these impacts is uncertain. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, advancement and/or construction costs.

Further study of the integration of the East Mitchell Property into the KSM Project may not yield the benefits to development, profitability or rate of return of the KSM Project that seemed possible at the time of its acquisition.

Although management of the Issuer believes that the East Mitchell Property can be successfully integrated into the proposed development plans in respect of the Issuer’s KSM Project, there can be no assurance that this will be the case or that the resulting integrated development plan will provide meaningful advantages over its current development plans for its KSM Project. The integration of the East Mitchell Property may result in significant unforeseen challenges, and management of the Issuer may be unable to successfully integrate East Mitchell into the KSM Project such that it yields economic improvements. The Issuer retains the discretion to change its development plans based on management’s business judgment. Its current development plans may be abandoned or altered when and as determined by its board of directors; however, the East Mitchell Property is not currently included in the Issuer’s development plan for the KSM Project.

Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Issuer may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Issuer. Competition for exploration properties is currently only moderate but, if metals prices increase, competition could again become very intense. Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The Issuer’s proposed projects are being developed at a time when governments are taking action to reduce carbon dioxide emission by industry, with carbon taxes or trading schemes, and achieving net neutral or minimized carbon emissions may become a condition of advancing projects in the future, which could increase costs such that proposed projects may no longer be sufficiently profitable to construct or unprofitable.

Currently, there is increasing emphasis on creating requirements that decrease carbon dioxide emissions into the atmosphere. In British Columbia, the government has enacted a carbon tax with steadily increasing tax rates going forward. In Canada, the federal government has imposed a carbon tax in provinces where no provincial carbon tax is in place. There is pressure on industry from investors to reduce carbon emissions and set goals to achieve net neutral carbon emissions over time to be seen as a preferred investment. Accordingly, the Issuer’s ability to secure regulatory approval and construction financing may depend upon its carbon footprint and its profitability could be adversely impacted through taxation. The Issuer has been revising its development plans, with co-operation from BC Hydro, in order to build and operate its KSM Project with as great a percentage of hydro-electric generated power as possible, in order to substantially reduce its carbon footprint. However, it’s Courageous Lake Project is located in an area where renewable energy sources are not presently competitive with diesel power generation and development costs may increase, regulatory approvals may be more difficult and investment capital harder to attract as a result.

The Issuer’s current and proposed operations are subject to risks relating to climate and climate change may adversely impact its ability to conduct operations, increase operating costs, delay execution or reduce the profitability of a future mining operation.

The Issuer’s projects are located in remote areas exposing it to the physical risks of unexpected or extreme weather events or prolonged climatic conditions, including changes in rainfall or snowfall and storm patterns and intensities, water management and changing temperatures. Most of its exploration projects are located in remote areas of northern Canada and much of its exploration work at the Iskut and KSM Projects is conducted at high altitude and by helicopter access only. Longer winters and deeper snowpacks can reduce the operating season for exploration and extreme weather can restrict access and the ability to operate during the exploration season. This can impact the Issuer’s ability to conduct exploration work or access its projects and progress its objectives.

The Issuer is also actively advancing its KSM Project, which is located in mountainous terrain and in an area of higher rainfall and snow. The Issuer has taken into account the potential for weather events outside of recent historic ranges in the design of its proposed KSM Project. Design details of the Project include dams with excess freeboard, onsite water management through tunnels and considerable redundancy in systems in order to be prepared for the detrimental effects of climate change. However, events or conditions could disrupt mining and transport operations, exploration and development plans, mineral processing and rehabilitation efforts, and could damage property or equipment and increase health and safety risks on site. Emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition

The Issuer has a dependence upon key management employees, the absence of which would have a negative effect on the Issuer’s operations.

The issuer strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, Chairman and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. If the Issuer’s operations expand, additional general management resources will be required. The Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Issuer’s operations. The Issuer does not consistently enter into any formal services agreements between itself and its officers or directors. The Issuer does not carry any “key man” life insurance.

Certain of the Issuer’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Issuer are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interest that they may have in any project or opportunity of the Issuer. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

The Issuer has spent the proceeds of the issuance of flow-through shares on expenditures it believes to be Canadian exploration expenses (“CEE”) and renounced such expenditures to investors in flow-through shares, but the CRA has advised it is going to reduce the amounts of CEE renounced. The Issuer intends to challenge the CRA’s conclusions but there is a risk the Issuer could be subject to additional tax and liable to indemnify the investors.

The Issuer has funded certain of its exploration activities, from time-to-time, with the proceeds of issuance of flow-through shares. The Issuer records and reports as CEE those expenditures which are required to determine “the existence, location, extent, or quality of a mineral resource” (applicable wording of the definition of CEE in the Income Tax Act), and renounces those amounts to investors to fulfill the Issuer’s commitments made at the time of the issuance of the flow-through shares. Whether certain expenditures qualify as CEE and are therefore eligible for renunciation by the Issuer has been audited by the CRA for the three years ended December 31, 2016. The CRA has reduced the amount of expenditures renounced as CEE by the Issuer in those years by approximately $19.1 million. The Issuer believes the CRA’s interpretation of the applicable legislation is inconsistent with previous audits and unjustifiably narrows the scope of eligible CEE as defined in the applicable legislation. The Issuer intends to challenge the CRA’s interpretation vigorously, and, if necessary, proceed to litigation on the issue. Although the Issuer believes it will ultimately prevail on the merits, if the Issuer is not successful in its challenge, there is a risk the Issuer could be subject to additional tax and be liable to indemnify investors whose tax liabilities increase under reassessments of amounts renounced as ineligible. The amount of such potential liability has been estimated to be approximately $2.3 million of additional tax for the Issuer and $11.0 million to indemnify investors and a further $2.2 million in respect of interest that has accrued on such amounts. The Issuer has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013, 2014 and 2015 and may reassess other investors with reduced CEE deductions. Notice of objections to the Issuer’s and investors’ reassessments have and will be filed as received and will be appealed to the courts should the notices of objection be denied. The Issuer has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.0 million, plus $2.2 million potential interest. During the current year ended December 31, 2021, the Issuer deposited $9.1 million into the accounts of certain investors with the Receiver General, in return for their agreement to object to their respective assessments and agreement to repay the Issuer any refund of the amount deposited on their behalf upon resolution of the Issuer’s appeal. If CRA’s position substantially prevails, it would have an adverse impact on future earnings and financial resources of the Issuer.

The Issuer has been reassessed by the CRA for expenditures it claims qualified for refunds under the British Columbia Mining Exploration Tax Credit (“BCMETC”) legislation and it will need to return some refunded money or challenge the reassessments in court and may not be successful in full.

For the tax years 2010 and 2011 the Issuer received refunds of qualifying exploration expenditures under the BCMETC legislation of $8.6 million. The CRA has audited and reassessed the Issuer in respect of such expenditures and has demanded that the Issuer return $3.2 million of the amounts refunded. The Issuer disagrees with the CRA’s decision and has commenced a legal action challenging the CRA’s reassessment. The outcome of its challenge is uncertain. There is a risk that if the reassessment is upheld the Issuer may be required to return money refunded to it by the CRA. However, the Issuer’s cash resources would not be impacted since the CRA already holds the full amount of the funds at issue.

The Issuer uses digital record keeping and utilizes the internet in its business activities which exposes it to cybersecurity risks.

The Issuer uses information technology systems and networks in its business, including maintaining digital records of its affairs, operating a web site and using other web based services. The Issuer could be adversely affected in the event that its information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents, or may be compromised by natural disasters or defects in software or hardware systems. Potential consequences of these information technology systems being compromised include material and adverse impacts on the Issuer’s financial condition, operations and reputation.

The Issuer may be negatively affected by an outbreak of the COVID-19 pandemic, including any new variants, and the impacts from the reaction to, and measures taken to address, the spread of the COVID-19 virus.

The COVID-19 pandemic has caused, and is expected to continue to cause, disruptions in regional economies and the world economy and financial and commodity markets in general. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains and customer activity and demand, service cancellations, workforce reductions and other changes, significant challenges in healthcare service provision and delivery, mandated closures and quarantines, as well as considerable general concern and uncertainty, all of which have negatively affected the economic environment and may in the future have further and larger impacts. The full extent of the impact of the pandemic on the economy and commodity prices, including gold and silver prices, is not known at this time and it is not known what measures will be implemented by governmental authorities in the future and how long these measures, or the measures currently in effect, will be in place.

To date, the COVID-19 crisis has not materially impacted the Issuer’s operations, financial condition or financial performance, but it has caused it to reduce the scale of certain programs at KSM and the reclamation of the Johnny Mountain Mine and has hindered the pace of advancement at those projects. The Issuer’s development work at the KSM Project and exploration programs at the Iskut Project and the Snowstorm Project have continued throughout the COVID-19 pandemic, although on a somewhat smaller scale than originally planned. Due to the mitigation of the further spread of COVID-19 and social distancing measures at exploration camps, the Issuer has had to reduce the number of people accommodated at the camps at its projects and therefore the scope of the field work it had planned. 2022 field programs will be planned for the KSM Project, the Iskut Project and the 3 Aces Project to meet all COVID-19 measures in place for the upcoming exploration season. While presently in Canada and the US governments are in a phase of loosening COVID-19 restrictions, it is difficult to predict how COVID-19 or its associated or any new variants may impact plans for 2022. Although the Issuer has not had any outbreaks, if there is an outbreak of COVID-19 cases at the Issuer’s mineral properties or amongst the Issuer’s employees or contractors, the Issuer may be required, or may voluntarily, cease, curtail or otherwise limit its exploration and other business activities, which would impact the Issuer’s business plans and timelines and could have an adverse impact on, among other things, the Issuer’s relationship with suppliers, employees, contractors and local communities. Conducting work at the Issuer’s mineral projects is limited to seasonal work due to weather conditions at certain times of the year and delays in completing work programs may result in the uncompleted work having to be done the following season.

Additionally, COVID-19 has disrupted the capital markets world-wide and commodity prices, including gold prices. Although COVID-19 has not had a material impact on the Issuer’s capital raising ability, the Issuer may be unable to complete future capital raising transactions if continued concerns relating to COVID-19 cause further significant market disruptions, restrict travel or limit the ability to have meetings with potential investors.

Due to COVID-19, the interest of potential joint venture partners for or acquirors of the KSM Project or the Courageous Lake Project in pursuing a joint venture or acquisition transaction has decreased as companies in the mining sector have focused on the needs of their existing operations due to the uncertainty caused by the pandemic. With restrictions loosening, the opportunity for joint ventures or acquisitions related to the KSM Project and the Courageous Lake Project may improve, however it is possible that this loosening phase is premature and COVID-19 restrictions be re-imposed resulting in conditions impacting mining companies due to the COVID-19 pandemic persisting or worsening.

While the impact of the COVID-19 pandemic is not expected to last indefinitely, the circumstances relating to the pandemic are dynamic and its impacts on the Issuer’s business operations cannot be reasonably estimated. If COVID-19 continues to significantly impact the global economies, the Issuer may face increased liquidity risks or difficulty sourcing supplies needed for field work as the result of prolonged negative economic conditions, supply chain disruptions and uncertainty in markets for raising capital. At this point, the extent to which COVID-19 will or may impact the Issuer is uncertain and these factors are beyond the Issuer’s control. However, it is likely that any future outbreaks of COVID-19, particularly if there are any increased cases in areas where the Issuer operates, may have a material adverse effect on the Issuer’s operations, financial condition, cash flows and financial performance.

The Issuer will continue to enforce its work from home policy where possible as the Issuer continues to operate effectively whilst working remotely. The Issuer will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Issuer’s operations and business and adjust as it considers appropriate.

Risks Related to the Common Shares

The market for the Common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Common shares.

The market for the Common shares may be highly volatile for reasons both related to the performance of the Issuer or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Issuer or its industry. In particular, the price for gold, which was over US$1,900 per ounce in 2011, was below US$1,100 per ounce at the beginning of 2016 and rose to over US$2,060 in August 2020 and again in March 2022. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral. The Common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Issuer’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In some years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Issuer, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, the Common shares can also be expected to be subject to volatility resulting from market forces over which the Issuer will have no control. Further, despite the existence of markets for trading the Common shares in Canada and the United States, shareholders of the Issuer may be unable to sell significant quantities of Common shares in the public trading markets without a significant reduction in the price of the shares.

The Common shares are publicly traded and are subject to various factors that have historically made the Common share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Issuer’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Issuer’s press releases, material change reports, other public announcements and the Issuer’s filings with the various securities regulatory authorities; changes in recommendations or price targets by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Issuer or its competitors; and the factors listed under the heading “Description of the Issuer’s Business – Cautionary Statement Regarding Forward-Looking Information and Statements”. The Issuer has a high number of gold resource ounces per outstanding share relative to its competitors, which may lead to greater price fluctuations in the price of the Issuer’s Common shares relative to its competitors when the price of gold fluctuates.

The market price of the Common shares is affected by many other variables that are not directly related to the Issuer’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of the Common shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

The Issuer has never declared or paid any dividends on the Common shares.

The Issuer has never declared or paid any dividends on the Common shares. The Issuer intends to retain earnings, if any, to finance the growth and advancement of the business and does not intend to pay cash dividends on the Common shares in the foreseeable future. Any return on an investment in the Common shares will come from the appreciation, if any, in their value. The payment of future cash dividends, if any, will be reviewed periodically by the Issuer’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy.”

Shareholders’ interest may be diluted in the future.

The Issuer likely requires additional funds for exploration and advancement programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in ownership of the Issuer’s assets.

The Issuer believes it was a passive foreign investment company in 2021 which could have negative consequences for U.S. investors.

U.S. holders of our Common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2021 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2022. Assuming the Issuer is a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, or any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Issuer’s net capital gain and ordinary earnings for any year in which the Issuer is classified as a PFIC, whether or not the Issuer distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares. For each tax year that we are a PFIC, we will make available the PFIC annual information statement as provided pursuant to Treasury Regulation Section 1.1295-1(g) on our website.

ITEM 5:	DIVIDENDS

The Issuer has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time. However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares other than to comply with solvency tests that apply to it under its governing corporate legislation.

ITEM 6:	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 22, 2022, 79,630,686 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend the vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer. The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the Board of Directors of the Issuer may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holder of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

ITEM 7:	MARKET FOR SECURITIES

Trading Price and Volume

The Issuer’s Common shares are listed for trading through the facilities of the TSX under the symbol “SEA”, and on the NYSE under the symbol “SA”. During the Issuer’s most recently completed financial year, the high and low trading prices and trading volume (rounded up or down to the nearest 100) of the Issuer’s Common shares on the TSX and on the NYSE was as follows:

2021	TSX			NYSE/AMEX
Month	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
January	1,503,140	29.00	23.58	7,651,322	22.84	18.41
February	1,864,537	26.11	21.44	8,061,957	20.40	16.88
March	2,653,910	22.93	19.45	10,030,916	18.46	15.38
April	1,204,112	22.85	20.67	5,326,530	18.18	16.46
May	1,531,060	23.66	20.79	6,612,219	19.56	17.16
June	1,359,317	24.89	21.19	7,977,591	20.47	17.11
July	861,559	23.02	21.20	4,372,772	18.45	16.69
August	1,059,268	23.26	20.85	4,401,416	18.56	16.57
September	1,366,057	23.14	19.04	5,539,545	18.48	14.92
October	1,116,159	23.48	18.95	6,286,049	19.03	15.05
November	2,164,800	26.21	22.48	6,503,928	20.87	18.05
December	1,653,289	24.95	19.77	7,023,710	19.63	15.29

ITEM 8:	DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors. At each annual general meeting, all the directors retire and the Issuer elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Issuer’s Articles. If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. The Issuer has a three member Audit Committee, a five member Corporate Governance and Nominating Committee, a three member Sustainability Committee, a three member Compensation Committee and a four member Technical Committee.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their shareholdings in the Issuer as of March 15, 2022 are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(6)
Trace Arlaud (3) (5) Frisco, Colorado, USA Director	CEO of IMB Inc. since 2019, Project Director - Mass Mining, JDS Energy and Mining, 2017-2019, Regional Director, Mining (USA & Western Canada) & Associate. Hatch Associate Inc. 2010-2017.	Since June 2021	0
Rudi P. Fronk Denver, Colorado, USA Chairman and CEO, Director	Chairman and CEO, Seabridge Gold Inc.	Since October 1999	1,195,000 directly 30,000 indirectly
Eliseo Gonzalez-Urien(2) (3) (5) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	123,765
Richard Kraus (1) (2) (3) Greenwood Village, Colorado, USA Director	Executive Chairman of The RMH Group, Inc. since 2001	Since December 2013	67,000
Jay Layman(4) Jackson Hole, Wyoming, USA President and Chief Operating Officer, Director	President and Chief Operating Officer, Seabridge Gold since June 2012	Since June 2012	21,400
Melanie Miller(4)(5) Crested Butte, Colorado, USA Director	Retired, Director of Teck Highland Valley Copper Partnership, General Manager, Hemlo Operations at Barrick Gold 2017 to 2018, Vice President, Supply Chain Management at Barrick Gold 2014 to 2018	Since June, 2019	7,900

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(6)
Clem Pelletier(4)(5) North Vancouver, B.C., Canada Director	Senior Technical Advisor at ERM: Environmental Resources Management, Process Chemist/Metallurgist, founder and former CEO of Rescan Group Ltd. 1981 to September, 2012	Since June, 2018	14,000
John Sabine(1)(3) Toronto, Ontario, Canada Lead Director	Retired as Counsel to Bennett Jones LLP in August 2020; Lead Director of Osisko Green Acquisitions Limited, former non-executive chair of Anvil Mining Limited, Meridian Mining UK S, and North American Nickel Inc.	Since June, 2014	19,600 directly 18,000 indirectly
Gary Sugar(1)(2)(3) Toronto, Ontario, Canada Director	Retired in 2011 as a Managing Director at RBC Capital Markets, Director of Norzinc Ltd., former Director, Stillwater Mining Co., Osisko Mining Corp. and Romarco Minerals Inc.	Since May 13, 2016	27,500
William E. Threlkeld Morrison, Colorado, USA Senior Vice President, Exploration	Senior V.P., Exploration, Seabridge Gold since 2001	N/A	393,097
Peter Williams Aurora, Colorado, USA Senior Vice President, Technical Services	Senior V.P., Technical Services, Seabridge Gold since July, 2013	N/A	35,750
R. Brent Murphy Littleton, Colorado, USA Senior Vice President, Environmental Affairs	Senior Vice President, Environmental Affairs, Seabridge Gold since January 2020, Vice President, Environmental Affairs, Seabridge Gold since December 2010	N/A	50,330 directly 6,810 indirectly
Ryan Hoel Tuscon, Arizona, USA Vice President, Projects	Vice President, Projects, Seabridge Gold, September 2021 to present, Vice President, Project Development, South32, September 2018 to September 2021, Vice President, Construction, Arizona Mining, July 2017 to September 2018	N/A	1,271
Tracey Meintjes Oliver, B.C., Canada Vice President, Engineering Studies	Vice President, Engineering Studies, Seabridge Gold since September 2021, Director and Principal Consultant, Moose Mountain Technical Services to September 2021	N/A	0
Elizabeth Miller Smithers, B.C., Canada Vice President, Environment and Social Responsibility	Vice President, Environment and Social Responsibility, Seabridge Gold since January, 2020; Environmental Co-ordinator, Seabridge Gold, since 2011	N/A	23,928 directly 2,200 indirectly

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(6)
Julie Rachynski Kamloops, B.C., Canada Vice President, Human Resources	Vice President, Human Resources, Seabridge Gold since September 2021; Operations HR and Community Manager, New Gold March 2019-August 2021 Vice President, HR, New Gold, September 2017 – March 2019, HR Manager, New Gold May 2014 – August 2017	N/A	0
Christopher J. Reynolds Oakville, Ontario, Canada Vice President, Finance & CFO	Vice President, Finance and Chief Financial Officer, Seabridge Gold since May 2011; Director of Paramount Gold Nevada Corp., since April 2015; Director of Mayfair Gold Corp. since November, 2020.	N/A	156,539
C. Bruce Scott West Vancouver, B.C., Canada Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary, Seabridge Gold since January 2019, Vice President, Corporate Affairs and Corporate Secretary, Seabridge Gold since January 2012 to December 2018, President of CBCS Law Corporation, counsel to the Issuer, January 2012 to December 2018	N/A	77,833 directly 34,700 indirectly
Michael Skurski Conifer, Colorado, USA Vice President, Technical Services	Vice President, Technical Services, Seabridge Gold since January 2019, General Manager, Engineering and Construction Studies, Seabridge Gold, September 2016 to December, 2018	N/A	21,700 directly

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Sustainability Committee
(5)	Member of the Technical Committee.
(6)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercise, as at March 15, 2022, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.

As of March 15, 2022, the directors and executive officers of the Issuer, as a group, hold 2,328,323 Common shares of the Issuer (excluding Common shares which may be acquired upon exercise of stock options and vesting of restricted share units held by them), representing 2.9% of the Issuer’s issued and outstanding shares. Each director holds office until the next general meeting of the Issuer at which directors are elected.

Other than as set forth below, none of the Issuer’s directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

“Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Issuer’s directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

ITEM 9:	AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer’s audit committee has a charter (The “Audit Committee Charter”) in the form attached to this AIF as Schedule “A”.

Composition of the Audit Committee

Each of the members of the Issuer’s Audit Committee is independent and financially literate, as those terms are defined in National Instrument 52-110 Audit Committees.

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Richard Kraus (Chairman of the Audit Committee)

Mr. Kraus is a Certified Public Accountant and an accomplished business leader with a broad range of experience as an investor, board director, senior executive and business consultant across multiple industries with an emphasis on mining and natural resources. From 1981-1997 he served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. He is a graduate of LaSalle University in Business Administration.

John Sabine

Mr. Sabine has over 48 years of legal expertise in mining, corporate reorganization, securities, financing, and mergers and acquisitions. He has served on a number of public company boards and as a member of several audit committees. Mr. Sabine is the former non-executive Chair of Anvil Mining Limited, North American Nickel Inc. and Meridian Mining UK S and served as a director of Lipari Energy Inc., Falco Resources Ltd., and Barkerville Gold Mines Ltd. until its acquisition by Osisko Gold Royalties Ltd. He retired as Counsel at Bennett Jones LLP in August, 2020, where he represented a number of issuer clients and investment banks and has transaction experience in the Americas, Africa, Europe and Asia. Mr. Sabine holds a B.A. and LLB. from Western University and was called to the Ontario Bar in 1972.

Gary Sugar

Mr. Sugar retired in 2011 from RBC Capital Markets after a distinguished 32-year career. He initially worked in the mining industry in exploration and corporate development for companies including Inco, Cominco, Rio Algom, and Imperial Oil (Exxon). Mr. Sugar joined a predecessor company to RBC Capital Markets in 1979. He specialized in the mining sector, particularly in equity and debt financings, mergers and acquisitions, and other advisory services for a wide range of Canadian and international mining companies. He was appointed a managing director in 1987, and led the mining practice for many years. Mr. Sugar was a director of Stillwater Mining Company until its acquisition by Sibanye Gold Limited in May, 2017, was a member of the Board of Directors of Osisko Mining Corporation from March 2012 until its acquisition in June, 2014, and also served on the Board of Directors of Romarco Minerals Inc. until its acquisition by OceanaGold on October 1, 2015. Mr. Sugar is currently a director of Norzinc Ltd. He holds a Bachelor of Science degree in Geology and an M.B.A. from the University of Toronto.

External Auditor Services Fees (by Category)

The aggregate fees billed by the Issuer’s external auditors in the following categories for the 12 months ended December 31, 2021 and 2020 are as follows:

	2021	2020
Audit Fees	$430,970	358,450	(1)
Audit Related Fees	0	Nil
Tax Fees	0	100,755
All Other Fees	0	Nil
Total	$430,970	$459,205

(1)	Amounts do not include technology and administrative fees and out of pocket expenses.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

Pursuant to its responsibilities under the Audit Committee Charter, the Audit Committee has developed a practice under which audit and review services, specified audit-related services, certain permitted non-audit services and tax-related non-audit services are presented to the Audit Committee for pre-approval on an annual basis.  Following the annual pre-approval, the Vice President, Finance and Chief Financial Officer of the Issuer oversees statutory audits and reviews and additional audit-related services and specified non-audit services, provided that the estimated fees for such services do not exceed specified dollar limits. Additional specified non-audit services that exceed the dollar limits and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee.

ITEM 10:	CONFLICTS OF INTEREST

Certain of the Issuer’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits. Under the corporate laws applicable to the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In 2010 and 2011, the Issuer spent $56 million on the KSM Project. The Issuer applied for a BC Mineral Exploration Tax Credit (“BCMETC”) refund with respect to $42 million of these costs that it considered Canadian Exploration Expenses (“CEE”) under the relevant legislation. The Issuer received $8.5 million in refunds based on its application. Of the $42 million of spending on CEE that generated the refunds, the CRA has, upon completion of an audit, concluded that $15.8 million was not CEE and the Issuer received a notice of re-assessment demanding the Issuer return $3.1 million of the refunds. The Issuer believes the CRA’s interpretation of the applicable legislation unjustifiably narrows the scope of eligible CEE, which is described in the applicable legislation as expenditures incurred for the purpose of determining “the existence, location, extent, or quality of a mineral resource”. The Issuer objected to the re-assessment and has filed a Notice of Appeal with the Supreme Court in BC challenging the position of the CRA. The Department of Justice has responded to the Notice of Appeal and reiterated its position. The case is currently in discovery, with documents and information being exchanged between the parties. The Issuer intends to continue to fully defend its position as the expenditures meet the purpose test for CEE as defined in the Income Tax Act (BC). The CRA holds the full dollar amount in dispute.

In early 2019, the Issuer received a notice from the CRA that, after completing its audit of the three years ended December 31, 2016, it intends to reduce the amount of expenditures the Issuer reported as CEE for such years. The Issuer has funded certain of its exploration activities, from time-to-time, with the proceeds of issuance of flow-through shares. The Issuer records and reports the expenditures it believes to be CEE and is obligated to renounce CEE to purchasers of flow-through shares in the amount of their flow-through share subscriptions and indemnify purchasers for additional tax payable by them due to the CRA reducing CEE renounced to them. The CRA reduced the amount of expenditures renounced to such purchasers as CEE by the Issuer in those years by approximately $19.1 million. The CRA’s decision resulted in a reassessment of the Issuer and the potential reassessment of each of the individual purchasers for the years in question. As with the matter described above relating to BCMETC, the Issuer believes the CRA’s interpretation of the applicable legislation is inconsistent with previous audits and unjustifiably narrows the scope of eligible CEE as defined in the applicable legislation. The Issuer has formally objected to its reassessment and is vigorously defending its position. The Issuer has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013, 2014 and 2015 and may reassess other investors with reduced CEE deductions. Notice of objections to the Issuer’s and investors’ reassessments have and will be filed as received and will be appealed to the courts should the notices of objection be denied. The Issuer has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.0 million, plus $2.2 million potential interest. During the current year ended December 31, 2021, the Issuer deposited $9.1 million into the accounts of certain investors with the Receiver General, in return for their agreement to object to their respective assessments and agreement to repay the Issuer any refund of the amount deposited on their behalf upon resolution of the Issuer’s appeal.

Other than the foregoing two matters with the CRA, the Issuer is not a party to, and its properties were not the subject of, any material legal proceedings during the financial year ended December 31, 2021 and it does not know of any such proceedings that are contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer’s most recent completed financial year and up to the date of this AIF; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer’s most recently completed financial year and up to the date of this AIF.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Issuer.

ITEM 13:	TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

ITEM 14:	MATERIAL CONTRACTS

The Issuer and KSMCo entered into a Subscription Agreement dated February 25, 2022, with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”) and Ontario Teachers’ Pension Plan (for which Sprott will act as agent), under which Sprott agreed to purchase, KSMCo agreed to sell a secured note (the “Note”) to Sprott and the Issuer agreed to sell a Contingent Right to Sprott, for US$225,000,000. The transaction was completed on March 24, 2022. Unless redeemed by Sprott at an earlier date under to the terms of the Note, the Note is to be exchanged at maturity for a silver royalty on the KSM Project. The proceeds of this sale must be used by KSMCo to continue ongoing physical works at the KSM Project to advance the KSM Project towards a designation of ‘substantially started’.

The principal terms of the Note and silver royalty include:

(a)	The Note matures on the date (the “Maturity Date”) that is the first to occur of:

(i)	commercial production being achieved at the KSM Project; and

(ii)	either March 24, 2032, or, if the environmental assessment certificate (“EAC”) expires and Sprott does not exercise its right to put the Note to KSMCo (described below), March 24, 2035.

and Sprott has agreed it will use all of the principal amount repaid on the Maturity Date to purchase a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project.

(b)	Prior to the Maturity Date, the Note bears interest at 6.5% per annum, payable quarterly in arrears. KSMCo can elect to satisfy interest payments in cash or by having the Issuer issue common shares of equivalent value under the Contingent Right.

(c)	KSMCo has the option to buyback 50% of the Silver Royalty, once purchased by Sprott, on or before 3 years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

(d)	If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the Note back to KSMCo for US$232.5 million, with KSMCo able to pay such amount in cash or by having the Issuer issue common shares under the Contingent Right, at KSMCo’s option. This put right expires once such project financing is in place. If Sprott exercises this put right, its right to purchase the Silver Royalty terminates.

(e)	If the KSM Project’s EAC expires at anytime while the Note is outstanding, Sprott can put the Note back to KSMCo for US$247.5 million at any time over the following nine months, with KSMCo able to satisfy the put in cash or by having the Issuer issue common shares under the Contingent Right, at KSMCo’s option. If Sprott exercises this put right, Sprott’s right to purchase the Silver Royalty terminates.

(f)	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the Silver Royalty payable to Sprott will increase to a 75% gross silver royalty (if the EAC expires during the term of the Note and the corresponding put right is not exercised, this increase in the royalty percentage will occur at March 24, 2035).

(g)	No amount payable may be paid in common shares of the Issuer if, after the payment, Sprott would own more than 9.9% of the Issuer’s outstanding shares.

(h)	KSMCo’s obligations under the Note is secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Issuer secured by a pledge of the shares of KSMCo.

Other than the Subscription Agreement described above, the Issuer is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 (“NI 51-102”) at the time this AIF is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this AIF is filed but for the fact that it was previously filed.

ITEM 15:	INTERESTS OF EXPERTS

None of Michael Lechner, Dr. John Huang, Hassan Ghaffari (in relation to his work and the work of Dr. Sabry Abdel Hafez, Kevin Jones and Nigel Goldup), Jim Gray, W.N. Brazier, Rolf Schmitt (in relation to his work and the work of Pierre Pelletier), Graham Parkinson, Derek Kinakin, Wood (in relation to the work of Kirk Hanson), Ross Hammett, Brendon Masson, Golder Associates Ltd. (in relation to the work of Albert Victor Chance), and Stephen Day, each being companies or persons who have been named as having prepared or participated in preparing reports relating to the Issuer’s mineral properties referred to in this AIF or otherwise filed under NI 51-102 by the Issuer during, or relating to, the Issuer’s most recently completed financial year or during the period thereafter to the date of this AIF, or any director, officer, employee or partner thereof, as applicable, holds, received or has received a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. To the Issuer’s knowledge, as at the dates of their respective reports, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Issuer and none of them have received securities of the Issuer from the Issuer since such dates.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, are currently expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer.

William Threlkeld, the Senior Vice President of the Issuer and a Registered Professional Geologist, is named as having prepared or supervised the preparation of technical information in respect of exploration programs of the Issuer at each of the KSM, Courageous Lake and Iskut projects. As of March 15, 2022, Mr. Threlkeld owns 393,097 Common shares of the Issuer, restricted share units convertible into 3,000 Common shares upon certain milestones and options to purchase 105,000 Common shares at various prices.

The auditors of the Issuer are KPMG LLP of Toronto, Ontario, Canada. KPMG LLP have confirmed that they are independent with respect to the Issuer with the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Issuer under all relevant US professional and regulatory standards.

ITEM 16:	ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com. The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer’s properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management’s discussion and analysis for the Issuer’s most recent completed financial year.

SCHEDULE A

AUDIT COMMITTEE CHARTER

The Board of Directors (the “Board”) of Seabridge Gold (the “Corporation”) has established an Audit Committee (the “Committee”) to fulfill the Board’s oversight responsibilities in reviewing and overseeing:

●	the integrity and adequacy of the Corporation’s financial statement reporting;
●	the effectiveness of the Corporation’s internal controls over accounting, computer systems, cybersecurity and financial reporting;
●	the accounting policies and procedures adopted by management;
●	the Corporation’s compliance with legal and regulatory requirements related to financial reporting;
●	the independent auditor’s qualifications and independence; and
●	assessing the performance of the Corporation’s financial management and of the independent auditor.

COMPOSITION

The Committee shall be comprised of at least three members of the Board, all of whom shall be independent as defined in National Instrument 52-110 - Audit Committees, and any other applicable laws and regulations.  To serve, a director must be financially literate (or become so within a reasonable period of time after appointment) and a minimum of one member must qualify as an Audit Committee Financial Expert as defined by applicable laws and regulations and who shall serve as Chair of the Committee.  Committee members shall serve until their successors are duly elected or upon removal, with or without cause, by the Board and any vacancy shall be filled by the Board.  A majority of members shall constitute a quorum for the transaction of business.

PROCESS

The Committee shall meet at a minimum quarterly and on such other occasions as may be required.  Meeting agendas shall be set by the Chair of the Committee in consultation with management.  The independent auditors are invited to attend the meetings and to engage with the Committee at in camera meetings without management present.  The Committee will undertake and annual review of this Charter and recommend such change, amendments and additions, as in its opinion, are required or appropriate.

SPECIFIC DUTIES

The Committee, in fulfilling its oversight responsibilities, shall have the authority to and shall do the following:

(a)	consider the areas of financial risk affecting the Corporation and the effectiveness of management in response thereto, as well as any legal issues affecting financial procedures and reporting, and may engage the advice of counsel, accountants, or other appropriate advisors in so doing;

(b)	review the quarterly and annual financial statements and Management Discussion and Analysis and make recommendations to the Board with respect thereto;

(c)	review, prepublication, the Corporation’s annual information form, financial press releases and reports, opinions and reviews by the independent auditors, in each case to determine that the financial statements and related disclosures comply with International Financial Reporting Standards issued by the International Accounting Standards Board;

(d)	oversee the adequacy and accuracy of the Corporation’s financial disclosure policies and obligations in consultation with the independent auditors;

(e)	review significant accounting policies and estimates including issues relating to asset valuations and liabilities, commitments and contingencies and review with management and the independent auditors and, if required, legal counsel, any litigation, claims or other contingencies, including tax assessments that could affect the financial position the Corporation and the appropriate disclosure thereof in the financial statements;

(f)	satisfy itself following discussions with and/or reports from management and reports from the independent auditors, that the Corporation’s internal controls, financial systems and procedures, and management information systems are appropriate and that internal controls, including internal computer information systems, financial safeguards on payments to third parties and all matters are in place and operating effectively;

(g)	review and monitor all related party transactions which may be entered into by the Corporation;

(h)	approve, or disapprove, material contracts where the Board determines it has a conflict;

(i)	satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulations relating to insider trading, continuous disclosure and financial reporting;

(j)	review with management the Corporation’s privacy and cyber security risk exposure and the policies, procedures, and mitigation plans in place to protect the security and integrity of the Corporation’s information systems and data at least annually;

(k)	review with management the Corporation’s policies and practices respecting insurance at least annually;

(l)	meet with the Corporation’s auditors to review audit, financial reporting and other pertinent matters and to review their recommendations to, or disagreements with, management;

(m)	recommend the appointment of the independent auditors and review the terms of the audit engagement and the appropriateness of the proposed fee;

(n)	review in a formal presentation the documented plans for the annual audit and ancillary advice with the independent auditors and management;

(o)	evaluate the performance of, and confirm the independence of, the independent auditors;

(p)	establish procedures for the receipt, retention and treatment of complaints received regarding accounting procedures, internal accounting controls or auditing matters, including oversight of financial and other Whistleblower reports; and

(q)	establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.